SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding interim results for the six months ended June 30, 2019 of China Petroleum & Chemical Corporation (the “Registrant”); and
2.          A copy of the 2019 interim report of the Registrant.

Document 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2019

1	Important Notice

1.1
This announcement is a summary of the 2019 interim report of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The full version of 2019 interim report is published on the websites of Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com/listco). Investors should read the 2019 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2019 (the “reporting period”) of Sinopec Corp. and its subsidiaries (the “Company”), prepared in accordance with the Accounting Standards for Business Enterprises of the PRC (“CASs”) and International Financial Reporting Standards (“IFRS”), have been reviewed by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively.

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1.3	Basic Information of Sinopec Corp.

Stock name	中国石化	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	600028	00386	SNP	SNP
Stock Exchange	Shanghai Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange

	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Ma Yongsheng	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with CASs

Items	As at 30 June 2019 (Unaudited)	As at 31 December 2018 (Audited)	Changes from the end of the last year
	RMB million	RMB million	%

Total assets	1,824,845	1,592,308	14.6
Total equity attributable to equity shareholders of the Company	724,495	718,355	0.9

2

Items	Six-month period ended 30 June		Changes over the
	2019 (Unaudited) RMB million	2018 (Unaudited) RMB million	same period of preceding year %

Net cash flow from operating activities	32,918	71,620	(54.0)
Operating income	1,498,996	1,300,252	15.3
Net profit attributable to equity shareholders of the Company	31,338	41,600	(24.7)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	30,451	39,791	(23.5)
Weighted average return on net assets (%)	4.28	5.74	(1.46) percentage points
Basic earnings per share (RMB)	0.259	0.344	(24.7)
Diluted earnings per share (RMB)	0.259	0.344	(24.7)

2.2	Principal Financial Data and Indicators Prepared in Accordance with IFRS

Items	Six-month period ended 30 June		Changes over the
	2019	2018	same period of
	(Unaudited)	(Unaudited)	preceding year
	RMB million	RMB million	%

Operating profit	49,138	61,576	(20.2)
Profit attributable to owners of the Company	32,206	42,386	(24.0)
Basic earnings per share (RMB)	0.266	0.350	(24.0)
Diluted earnings per share (RMB)	0.266	0.350	(24.0)
Net cash generated from operating activities	32,918	71,620	(54.0)

Items	As of 30 June 2019 (Unaudited) RMB million	As of 31 December 2018 (Audited) RMB million	Changes from the end of the last year %

Total assets	1,824,845	1,592,308	14.6
Total equity attributable to owners of the Company	723,452	717,284	0.9

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3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2019, there were a total of 489,391 shareholders of Sinopec Corp., of which 483,587 were holders of A shares and 5,804 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

3.1	Top ten shareholders as of 30 June 2019

Unit: share

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings[1]	Number of shares subject to pledges or lock up

China Petrochemical Corporation	State-owned share	68.31	82,709,227,393	0	0
HKSCC (Nominees) Limited[2]	H share	20.97	25,388,042,747	(2,617,691)	Unknown
中國證券金融股份有限公司	A share	2.16	2,609,312,057	0	0
China National Holdings Limited	A share	1.03	1,252,427,354	(750,400)	0
北京誠通金控投資有限公司	A share	0.86	1,038,657,802	91,053,548	0
Hong Kong Securities Clearing Company Ltd	A share	0.59	716,173,774	(305,608,386)	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
中國人壽保險股份有限公司－分紅－個人分紅－005－FH002滬	A share	0.25	297,950,260	115,992,600	0
中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬	A share	0.22	261,330,179	111,594,040	0
Guotai Junan Securities Co., Ltd.	A share	0.12	145,591,313	66,960,753	0

Notes:

1.	As compared with the number of shares as at 31 December 2018.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬 and 中國人壽保險股份有限公司-傳統-普 通保險產品-005L-CT001滬 which were both administrated by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

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3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2019

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held		Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)
BlackRock, Inc.	Interests of corporation controlled by the substantial shareholder	2,276,472,135(L	)	8.92(L	)
Citigroup Inc.	Person having a security interest in shares	324,400(L	)	0.00(L	)
	Interests of corporation controlled	114,751,966(L	)	0.45(L	)
	by the substantial shareholder	86,744,415(S	)	0.34(S	)
	Approved lending agent	1,951,640,484(L	)	7.65(L	)
Schroders Plc	Investment manager	1,530,314,895(L	)	6.00(L	)
JPMorgan Chase & Co.	Beneficial owner	321,650,960(L	)	1.26(L	)
		242,975,089(S	)
	Investment manager	296,492,462(L	)	1.16(L	)
		30,000(S	)
	Person having a security interest in shares	22,202,422(L	)	0.09(L	)
	Trustee (exclusive of passive trustee)	1,418,000(L	)	0.01(L	)
	Approved lending agent	685,993,518(L	)	2.69(L	)

Note:     (L) Long position, (S): Short position

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

4	Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 2019, apart from the 13,000 A shares of Sinopec Corp. held by Director and Senior Vice President Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp.  held any shares of Sinopec Corp.

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Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. confirmed that none of them or any of their associates had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) contained in Appendix 10 to the Hong Kong Listing Rules.

5	Business Review and Prospects

5.1	Business Review

In the first half of 2019, recovery of the global economy slowed down, while China’s economy maintained an overall stable growth securing progress in its economic development with gross domestic product (GDP) up by 6.3%. The domestic demand for natural gas kept a high growth rate, up by 10.8% year on year. While the domestic demand for refined oil products maintained steady growth, the market witnessed strong competition with abundant supply. The domestic demand for major chemicals increased rapidly.

In the first half of 2019, international crude oil prices fluctuated with an upward trend first, and then slided rapidly. The average spot price of Platts Brent for the first half of 2019 was USD 65.95 per barrel, down by 6.6% year on year.

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5.1.1	Operations Review

(1)	Exploration and production

In the first half of 2019, the Company fully implemented the action plan of redoubling efforts in oil and gas exploration and production. Good results were obtained through efforts in maintaining oil production, increasing gas output and reducing cost while promoting an integrated value chain of natural gas business including production, supply, storage and marketing. In exploration, we continued to push forward high-quality exploration and reinforced preliminary exploration in new areas as well as integrating evaluation for key exploration and production projects to increase reserves, which led to new oil and gas discoveries in Jiyang Depression, Sichuan Basin and Ordos Basin, etc. In development, we strengthened the capacity building of profitable oil production and continuously promoted effective and rapid growth of natural gas. Capacity buildings in Fuling, Weirong, West Sichuan Depression and Dongsheng gas fields were accelerated with production and distribution optimised to promote a coordinated growth along the value chain. Production of oil and gas in the first half of 2019 was 226.63 million barrels of oil equivalent, up by 0.9% year on year, of which domestic crude production increased slightly to 124.05 million barrels, overseas crude production was 17.63 million barrels, and total gas production was 509.5 billion cubic feet, up by 7.0% compared to the same period of last year.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2019	2018	(%)

Oil and gas production (mmboe)	226.63	224.59	0.9
Crude oil production (mmbbls)	141.68	143.63	(1.4)
China	124.05	123.68	0.3
Overseas	17.63	19.95	(11.6)
Natural gas production (bcf)	509.50	476.20	7.0

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(2)	Refining

In the first half of 2019, with a market-oriented approach, we brought the advantage of integrated operations into full play, and continued to optimise product mix to produce more gasoline, jet fuel and chemical feedstock. Production of high-value-added products further increased, and diesel-to-gasoline ratio declined to 1.03. New projects and structural adjustment projects were implemented in an orderly manner. We moderately increased the export of refined oil products and expanded the market of kerosene to keep a relatively high utilisation rate. We implemented and constantly optimised the quality upgrading plan for new spec bunker fuel. In the first half of 2019, we processed 124 million tonnes of crude oil, up by 2.7% year on year, and produced 78.94 million tonnes of refined oil products, up by 3.4% year on year, with production of gasoline and kerosene up by 4.3% and 7.9%, respectively.

Refining: Summary of Operations
Unit: million tonnes

	Six-month period ended 30 June		Changes
	2019	2018	(%)

Refinery throughput	123.92	120.72	2.7
Gasoline, diesel and kerosene production	78.94	76.37	3.4
Gasoline	31.33	30.04	4.3
Diesel	32.24	32.09	0.5
Kerosene	15.37	14.25	7.9
Light chemical feedstock production	20.04	19.34	3.6

Note:	Includes 100% of production of domestic joint ventures.

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(3)	Marketing and distribution

In the first half of 2019, confronted with strong competition, the Company aimed to achieve a balance between sales volume and profit. We brought our advantages of integrated business and distribution network into full play, coordinated internal and external resources, intensified efforts to explore more markets, thus, achieved sustained growth in both total domestic sales volume and retail scale. We adopted a flexible and targeted marketing strategy and upgraded our distribution network to reinforce existing advantages. We continuously explored overseas market in refined oil products, and expanded the scale of international trade. Total sales volume of refined oil products in the first half of 2019 was 126.91 million tonnes, up by 9.6% year on year, of which domestic sales volume was 91.77 million tonnes, up by 3.8% year on year. We strengthened the cultivation of self-owned brands and supply chain management, to enhance the profitability of non-fuel business.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2019	2018	(%)

Total sales volume of refined oil products (million tonnes)	126.91	115.75	9.6
Total domestic sales volume of refined oil products (million tonnes)	91.77	88.45	3.8
Retail (million tonnes)	60.06	59.28	1.3
Direct sales and Distribution (million tonnes)	31.72	29.16	8.8
Annualised average throughput per station (tonne/station)	3,916	3,870	1.2

Note:	The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2019	2018	(%)

Total number of Sinopec-branded service stations	30,674	30,661	0.04
Number of company-operated stations	30,668	30,655	0.04
Number of convenience stores	27,362	27,259	0.38

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(4)	Chemicals

In the first half of 2019, the Company adhered to the development philosophy of “basic plus high-end” and sharpened market competitiveness through effective supply. We constantly fine-tuned chemical feedstock mix to further lower costs. We optimised product slate and increased high-end products output. The ratio of new and specialty products of synthetic resin reached 64.6%, the ratio of high-value-added products of synthetic rubber reaching 28.2%, and differential ratio of synthetic fibre reaching 90.2%. By enhancing the dynamic optimisation of facilities and product chain, and improving the utilisation and production scheduling based on market demand, we actively promoted a number of key projects and accelerated the construction of advanced production capacity. Ethylene production for the first half of 2019 was 6.16 million tonnes, up by 6.5% year on year. We enhanced the integration among production, marketing, R&D and application, promoted targeted marketing and service, and further expanded the market to enhance profitability along the value chain. Total chemical sales volume for the first half amounted to 48.69 million tonnes, up by 14.4% from the corresponding period in 2018.

Major Chemical Products: Summary of Operations
Unit: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2019	2018	(%)

Ethylene	6,160	5,786	6.5
Synthetic resin	8,429	8,068	4.5
Synthetic fiber monomer and polymer	5,030	4,601	9.3
Synthetic fiber	633	603	5.0
Synthetic rubber	529	405	30.6

Note: Includes 100% of production of domestic joint ventures.

5.1.2	Health, Safety, Security and Environment

The Company constantly promoted the HSSE system in the first half of 2019 and implemented the concept of “Comprehensive Health” by integrating the management of occupational, physical and mental health of our employees. Stringent rules were set to control risks and supervise the safety and operations of contractors and strict measures were taken to manage and control major safety risks and eliminate significant safety hazards, all contributing to the stable and safe production performance. We upgraded our capabilities in all-dimension risk prevention and control as well as emergency response, further enhancing public security management. We actively practiced green and low-carbon growth strategy, enhanced coordinated management of energy and environment, and further promoted the Green Enterprise Campaign and the Energy Efficiency Upgrading Plan. We reinforced carbon asset management and pollution prevention and treatment. Energy management and environmental protection continued to yield good results on all fronts. In the first half of the year, the comprehensive energy consumption of the Company was flat with the same period of last year. Industrial fresh water usage was down by 1.1% year on year. COD of discharged waste water went down by 2.2% year on year and SO2 emissions down by 4.0% year on year. All solid waste was properly treated.

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5.1.3	Capital Expenditures

Focusing on quality and return on investment, the Company continuously optimised its investment projects. In the first half of 2019, total capital expenditures were RMB 42.878 billion. Capital expenditures for the exploration and production segment were RMB 20.064 billion, mainly for crude capacity building in Shengli and Northwest oilfields, shale gas capacity building in Fuling and Weirong, natural gas pipeline and storage as well as overseas projects. Capital expenditures for the refining segment were RMB 8.779 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Tianjin, Zhenhai, Luoyang and Maoming. Capital expenditures for the marketing and distribution segment were RMB 8.071 billion, mainly for constructing refined oil products depots, pipelines and service stations. Capital expenditures for the chemicals segment were RMB 5.674 billion, mainly for integrated refining and chemical projects of Zhongke, Zhenhai and Wuhan. Capital expenditures for corporate and others were RMB 290 million, mainly for R&D facilities and information technology projects.

5.2	Business Prospects

Looking ahead to the second half of 2019, the international economy is expected to show a slower growth rate in the midst of a complex and uncertain global political and economic environment. As China will keep prioritising supply-side structural reform and advancing high quality development, continued growth of China’s economy will further drive up the domestic demand for refined oil products and petrochemicals with a trend of demand for high end products. Along with the adjustment of China’s energy structure, the domestic demand for natural gas will maintain strong growth.

Confronted with the present situation, the Company will stay committed to the overall guidelines of seeking steady progress, and pursue new concepts of development to fully optimise operations, expand markets, reduce costs, control risks and realize growth. Our focuses are on the following aspects:

For Exploration and Production, we will fully implement the action plan of redoubling efforts in oil and gas exploration and development, promote efficient exploration and profit-oriented production, and increase proved reserves to enhance sustainable development. In crude oil development, efforts will be made in promoting the capacity building of Shunbei and Shengli offshore blocks, improving refined reservoir characterisation and development of mature fields, and increasing reserve development rate and recovery rate through technology optimisation and scaled application. In natural gas development, we will accelerate the capacity construction of key areas as Western Sichuan and Hangjinqi, optimise the integrated system of natural gas production, supply, storage and marketing so as to achieve rapid and efficient development of the gas business. In the second half of 2019, we plan to produce 142 million barrels of crude oil, among which, domestic and overseas production will be 125 million barrels and 17 million barrels respectively, and 507 billion cubic feet of natural gas.

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For Refining, we will strengthen crude oil procurement and inventory and transportation management to improve the high-efficiency operation of the value chain and synergised profit-making ability, and promote the refining value chain based on the integrated advantage. We will accelerate the advanced capacity building, facilitate differentiated development for refineries to improve competitiveness in the market. We will further promote the application of technology for optimising refinery process, and adjust product mix based on the market. The quality upgrading plan for new spec bunker fuel will be improved to reduce production costs. In the second half of 2019, we plan to process 124 million tonnes of crude oil.

For Marketing and Distribution, we will stick to our strategy of balancing volume and profit, continue to optimise resources allocation, expand market, and increase operational profits. We will make efforts to expand total sales volume and retail scale through implementing targeted marketing. We will further improve our marketing network to reinforce existing advantages. We will accelerate exploring the e-vehicle charging and battery swapping business, and push forward the construction of hydrogen refueling stations. We will accelerate the development and marketing of self-owned brand products, improve the new business model of “Internet + service stations + convenience stores + comprehensive services” to advance the growth of non-fuel business. In the second half of 2019, we plan to sell 91.12 million tonnes of refined oil products in the domestic market.

For Chemicals, we will focus on the “basic plus high-end” development concept, speed up advantageous and advanced capacity building, strengthen transformation and upgrading, and upgrade our competitiveness and profit-making ability. We will fine-tune our feedstock slate, aim to maximise profit, diversify feedstock procurement channels, and reduce cost. We will further adjust product slate, and coordinate production, marketing, research, and application to raise the proportion of high-end products. We will make further adjustments to the structure of plants, enhance the dynamic optimisation of plants and product chains, and improve the utilisation and production plan. Meanwhile, we will carry out more thorough research on the market, promote precision marketing, integrate online and offline marketing, proactively develop market and expand sales, and keep increasing our market share. We plan to produce 6.04 million tonnes of ethylene in the second half of 2019.

In the second half of the year, the Company will continue to follow specialised development, market-oriented operation, internationalisation and overall coordination to promote high-quality development and deliver good operating results.

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6	Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s interim financial statements and the accompanying notes in the interim report. Parts of the following financial data, unless otherwise stated, were consistent with the company’s interim financial statements that have been prepared according to IFRS. The prices in the following discussion do not include value-added tax.

6.1	Consolidated results of operations

In the first half of 2019, the Company’s turnover and other operating revenues were RMB 1,499.0 billion, representing an increase of 15.3% year on year, and operating profit was RMB 49.1 billion, representing a decrease of 20.2% year on year.

The following table sets forth the principal revenue and expenses items from the Company’s unaudited consolidated financial statements for the first half of 2019 and the corresponding period in 2018:

	Six-month period ended 30 June
	2019	2018	Change
	RMB million	RMB million	(%)

Turnover and other operating revenues	1,498,996	1,300,252	15.3
Turnover	1,466,833	1,268,803	15.6
Other operating revenues	32,163	31,449	2.3
Operating expenses	(1,449,858)	(1,238,676)	17.0
Purchased crude oil, products, and operating supplies and expenses	(1,207,182)	(994,797)	21.3
Selling, general and administrative expenses	(24,765)	(31,332)	(21.0)
Depreciation, depletion and amortisation	(52,684)	(51,902)	1.5
Exploration expenses, including dry holes	(4,347)	(4,362)	(0.3)
Personnel expenses	(38,221)	(37,340)	2.4
Taxes other than income tax	(120,246)	(118,721)	1.3
Other operating expense, net	(2,413)	(222)	986.9
Operating profit	49,138	61,576	(20.2)
Net finance costs	(5,163)	(263)	1,863.1
Investment income and share of profit less losses from associates and joint ventures	6,106	7,458	(18.1)
Profit before taxation	50,081	68,771	(27.2)
Income tax expense	(10,140)	(14,586)	(30.5)
Profit for the period	39,941	54,185	(26.3)
Attributable to:
Owners of the Company	32,206	42,386	(24.0)
Non-controlling interests	7,735	11,799	(34.4)

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(1)	Turnover and other operating revenues

In the first half of 2019, the Company’s turnover was RMB 1,466.8 billion, representing an increase of 15.6% year on year. The change was mainly attributable to the expansion of production volume and trading scale.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2019 as compared with the first half of 2018.

	Sales Volume (thousand tonnes) Six-month period ended 30 June			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand Six-month period ended 30 June cubic meters)
	2019	2018	Change (%)	2019	2018	Change (%)

Crude Oil	2,997	3,580	(16.3)	3,010	2,880	4.5
Natural gas (million cubic meters)	13,133	11,799	11.3	1,416	1,362	4.0
Gasoline	45,093	43,623	3.4	7,484	7,635	(2.0)
Diesel	41,480	39,749	4.4	5,686	5,701	(0.3)
Kerosene	13,010	12,071	7.8	4,261	4,220	1.0
Basic chemical feedstock	21,320	20,005	6.6	4,664	5,287	(11.8)
Synthetic fibre monomer and polymer	8,291	5,495	50.9	5,831	6,729	(13.3)
Synthetic resin	7,670	7,190	6.7	7,928	8,495	(6.7)
Synthetic fibre	661	639	3.4	9,063	9,405	(3.6)
Synthetic rubber	629	533	18.0	9,674	10,612	(8.8)

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2019, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 54.5 billion, up by 32.4% year on year, accounting for 3.6% of the Company’s turnover and other operating revenues. The change was mainly attributable to increases in natural gas sales volume and prices as the result of promoting the building of natural gas production-supply-storage-sale system and actively expanding market and promoting sales.

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Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold externally by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 742.6 billion, representing an increase of 3.3% year on year and accounting for 49.5% of the Company’s turnover and other operating revenues. Those changes were mainly due to fully exerting the advantages of the integrated value chain, moderately increasing the export of refined oil products, maintaining high utilisation rates, and intensifying efforts to explore more market shares, which increased gasoline, diesel and kerosene sales volume. The sales revenue of gasoline, diesel and kerosene was RMB 628.8 billion, representing an increase of 3.0% year on year, accounting for 84.7% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 113.9 billion, representing an increase of 5.4% year on year, accounting for 15.3% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 225.4 billion, representing an increase of 3.0% year on year, accounting for 15.0% of its turnover and other operating revenues. The change was mainly due to the increases in chemical product sales volume as a result of actively expanding markets and enhancing market engagement through chemical products trade.

(2)	Operating expenses

In the first half of 2019, the Company’s operating expenses were RMB 1,449.9 billion, representing an increase of 17.0% year on year. The change was mainly due to the expansion of the Company’s crude oil and refined oil products trading volume and the increase in procurement cost of crude oil affected by exchange rate. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,207.2 billion, representing an increase of 21.3% year on year, accounting for 83.3% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 337.6 billion, representing an increase of 7.3% year on year. Throughput of crude oil purchased externally in the first half of 2019 was 100.34 million tonnes (excluding the volume processed for third parties), up by 2.1% year on year. The average cost of crude oil purchased externally was RMB 3,364 per tonne, up by 5.1% year on year.

‧
The Company’s purchasing expenses of refined oil products were RMB177.2 billion, representing an increase of 10.2% over the same period of 2018. The change was mainly due to the increase in diesel volume purchased externally.

‧
The Company’s purchasing expense related to trading activities were RMB 396.8 billion, representing an increase of 50.5% over the same period of 2018. This was mainly due to expansion of the crude oil and refined oil trade.

‧	Other purchasing expenses were RMB 295.7 billion, an increase of 15.5% year on year.

15

Selling, general and administrative expenses of the Company totalled RMB 24.8 billion, representing a decrease of 21.0% year on year. This was mainly because the company significantly reduced costs and expenses, and adjusted accounting of some of the gas stations, land and other rental expenses as required by the New Lease Standard.

Depreciation, depletion and amortisation expenses of the Company were RMB 52.7 billion, representing an increase of 1.5% year on year. This was mainly due to the increasing of right-of-use assets resulted from implementation of the New Lease Standard.

Exploration expenses in the first half of 2019 were RMB 4.3 billion, representing a decrease of 0.3% year on year.

Personnel expenses were RMB 38.2 billion, representing an increase of 2.4% year on year.

Taxes other than income tax were RMB 120.2 billion, representing an increase of 1.3% year on year.

  Other operating expenses, net were RMB 2.4 billion, up by RMB 2.2 billion.

(3)	Operating profit

In the first half of 2019, the Company’s operating profit was RMB 49.1 billion, representing a decrease of 20.2% year on year. This was mainly due to the impact of narrowing gross margin of major products in refining and chemical segments.

(4)	Net finance costs

In the first half of 2019, the Company’s net finance costs were RMB 5.2 billion, up by RMB 4.9 billion, mainly affected by implementation of the New Lease Standard.

(5)	Profit before taxation

In the first half of 2019, the Company’s profit before taxation amounted to RMB 50.1 billion, representing a decrease of 27.2% year on year.

(6)	Tax expense

In the first half of 2019, the Company’s tax expense totalled RMB 10.1 billion, representing a decrease of 30.5% year on year.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2019, profit attributable to non-controlling interests was RMB 7.7 billion, a decrease of RMB 4.1 billion year on year.

(8)	Profit attributable to owners of the Company
In the first half of 2019, profit attributable to owners of the Company was RMB 32.2 billion, representing a decrease of 24.0% year on year.

16

6.2	Assets, liabilities, equity and cash flows

(1)	Assets, liabilities and equity

Unit: RMB million

	As of 30 June 2019	As of 31 December 2018	Change
	(Unaudited)	(Audited)

Total assets	1,824,845	1,592,308	232,537
Current assets	544,858	504,120	40,738
Non-current assets	1,279,987	1,088,188	191,799
Total liabilities	957,629	735,773	221,856
Current liabilities	605,435	565,098	40,337
Non-current liabilities	352,194	170,675	181,519
Total equity attributable to owners of the Company	723,452	717,284	6,168
Share capital	121,071	121,071	—
Reserves	602,381	596,213	6,168
Non-controlling Interests	143,764	139,251	4,513
Total equity	867,216	856,535	10,681

(2)	Cash Flow

The following table sets forth the major items in the unaudited consolidated cash flow statements for the first half of 2019 and of 2018.

Unit: RMB million

	Six-month period ended 30 June
Major items of cash flows	2019	2018	Change

Net cash generated from operating activities	32,918	71,620	(38,702)
Net cash (used in)/generated from investing activities	(49,073)	19,258	(68,331)
Net cash used in financing activities	(2,945)	(49,308)	46,363
Net (decrease)/increase in cash and cash equivalents	(19,100)	41,570	(60,670)

17

6.3	The results of the principal operations by segments

Segments	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Increase ofoperating income on a year-on-year basis (%)	(Decrease)/increase ofoperating cost on a year-on-year basis (%)	Increase/(decrease) of gross profit margin on a year-on-year basis (percentage point)

Exploration and Production	103,804	82,831	15.4	18.1	16.3	2.5
Refining	597,797	455,993	4.8	0.8	5.1	(3.4)
Marketing and Distribution	691,842	645,780	6.5	3.5	4.2	(0.6)
Chemicals	260,488	236,932	8.7	1.6	3.4	(1.5)
Corporate and Others	770,161	766,409	0.5	31.6	31.6	(0.0)
Elimination of inter-segment sales	(925,096)	(924,852)	N/A	N/A	N/A	N/A
Total	1,498,996	1,263,093	7.7	15.3	20.2	(2.3)

*	Gross profit margin = (Operating income – Operating cost, tax and surcharges)/Operating income

18

7	Dividend

7.1	Dividend distribution for the year ended 31 December 2018

Upon approval at its 2018 annual general meeting, Sinopec Corp. distributed the final cash dividend of RMB 0.26 per share (tax inclusive). The final dividend for 2018 has been distributed to shareholders on or before 21 June 2019 who were registered as existing shareholders as at 10 June 2019. Combined with the 2018 interim cash dividend of RMB 0.16 per share (tax inclusive), the total cash dividend for the whole year 2018 amounted to RMB 0.42 per share (tax inclusive).

7.2	Interim dividend distribution plan for the six months ended 30 June 2019

As approved at the seventh meeting of the seventh session of board of directors of Sinopec Corp., the interim dividend for the six months ended 30 June 2019 of RMB 0.12 per share (tax inclusive) will be distributed based on the total number of shares as of 16 September 2019 (record date) in cash.

The 2019 interim dividend distribution plan of Sinopec Corp., with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association of Sinopec Corp. and relevant procedures. The independent non-executive directors of Sinopecs Corp. have issued independent opinions on it.

The interim cash dividend will be distributed on or before 26 September 2019 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on 16 September 2019 (Monday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on 9 September 2019 (Monday). The register of members of H shares of Sinopec Corp. will be closed from 10 September 2019 (Tuesday) to 16 September 2019 (Monday) (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend, i.e. 23 August 2019 (Friday).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees.

19

Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation form retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. In the case that the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic en-terprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, Sinopec Corp. will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

20

8	Financial statements

In this section, the Company refers to China Petroleum & Chemical Corporation and the Group refers to China Petroleum & Chemical Corporation and its subsidiaries.

8.1	Auditors’ opinion

Financial statements	√Unaudited	☐Audited

8.2	Financial Statements

8.2.1	Interim financial statements prepared under CASs

Consolidated and Parent Balance Sheets
Unit:RMB million

Items	At 30 June 2019 (Unaudited)		At 31 December 2018 (Audited)
	Consolidated	Parent	Consolidated	Parent

Assets
Current assets
Cash at bank and on hand	163,147	71,662	167,015	82,879
Financial assets held for trading	19,539	10,500	25,732	22,500
Derivative financial assets	3,690	288	7,887	－
Bills receivable	6,986	340	7,886	156
Accounts receivable	72,455	28,650	56,993	29,989
Prepayments	9,064	3,778	5,937	2,488
Other receivables	24,924	61,078	25,312	57,432
Inventories	222,891	57,302	184,584	45,825
Other current assets	22,162	20,491	22,774	15,835
Total current assets	544,858	254,089	504,120	257,104
Non-current assets
Long-term equity investments	148,016	293,255	145,721	289,207
Other equity instrument investments	1,426	395	1,450	395
Fixed assets	601,321	291,289	617,812	302,082
Construction in progress	148,116	52,440	136,963	51,598
Right-of-use assets	204,615	116,645	—	—
Intangible assets	103,141	8,635	103,855	8,571
Goodwill	8,680	—	8,676	—
Long-term deferred expenses	7,944	2,463	15,659	2,480
Deferred tax assets	18,526	10,073	21,694	11,021
Other non-current assets	38,202	4,245	36,358	9,145
Total non-current assets	1,279,987	779,440	1,088,188	674,499
Total assets	1,824,845	1,033,529	1,592,308	931,603

21

Unit:RMB million

	At 30 June 2019		At 31 December 2018
	(Unaudited)		(Audited)
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	76,742	31,119	44,692	3,961
Derivative financial liabilities	1,986	1	13,571	967
Bills payable	6,749	2,464	6,416	2,075
Accounts payable	225,017	90,942	186,341	82,343
Contract liabilities	130,002	4,273	124,793	4,230
Employee benefits payable	13,000	8,103	7,312	4,294
Taxes payable	29,643	20,019	87,060	54,764
Other payables	80,199	116,719	77,463	119,514
Non-current liabilities due within one year	42,097	32,841	17,450	16,729
Total current liabilities	605,435	306,481	565,098	288,877
Non-current liabilities
Long-term loans	67,359	47,643	61,576	48,104
Debentures payable	22,975	11,000	31,951	20,000
Lease liabilities	182,309	110,435	—	—
Provisions	44,089	33,936	42,800	33,094
Deferred tax liabilities	5,843	—	5,948	—
Other non-current liabilities	28,523	4,668	27,276	4,332
Total non-current liabilities	351,098	207,682	169,551	105,530
Total liabilities	956,533	514,163	734,649	394,407

22

Unit:RMB million

	At 30 June 2019		At 31 December 2018
	(Unaudited)		(Audited)
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity (continued)
Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071
Capital reserve	119,247	68,802	119,192	68,795
Other comprehensive income	(1,388)	339	(6,774)	(485)
Specific reserve	2,678	1,427	1,706	989
Surplus reserves	203,678	203,678	203,678	203,678
Retained earnings	279,209	124,049	279,482	143,148
Total equity attributable to shareholders of the Company	724,495	519,366	718,355	537,196
Minority interests	143,817	—	139,304	—
Total shareholders’ equity	868,312	519,366	857,659	537,196
Total liabilities and shareholders’ equity	1,824,845	1,033,529	1,592,308	931,603

23

Unaudited Consolidated and Parent Income Statement

Unit:RMB million

	Six-month period ended 30 June
	2019		2018
Items	Consolidated	Parent	Consolidated	Parent

Operating income	1,498,996	512,335	1,300,252	494,612
Less: Operating costs	1,263,093	404,570	1,050,719	369,561
Taxes and surcharges	120,246	81,950	118,721	83,045
Selling and distribution expenses	29,740	1,550	27,661	1,405
General and administrative expenses	27,039	11,167	33,908	16,810
Research and development expenses	3,989	3,727	4,080	3,888
Financial expenses	5,163	3,913	263	1,389
Exploration expenses, including dry holes	4,347	4,021	4,362	4,173
Add: Other income	1,600	891	1,849	593
Investment income	2,774	10,805	5,884	9,861
(Losses)/gains from changes in fair value	(306)	20	(450)	(171)
Credit impairment losses	(13)	8	38	14
Impairment losses	(82)	1	(137)	(49)
Asset disposal (losses)/gains	(174)	21	218	252
Operating profit	49,178	13,183	67,940	24,841
Add: Non-operating income	685	111	630	145
Less: Non-operating expenses	767	277	703	289
Profit before taxation	49,096	13,017	67,867	24,697
Less: Income tax expense	10,140	510	14,586	4,082
Net profit	38,956	12,507	53,281	20,615
Classification by going concern:
Continuous operating net profit	38,956	12,507	53,281	20,615
Termination of net profit	—	—	—	—
Classification by ownership:
Equity shareholders of the Company	31,338	12,507	41,600	20,615
Minority interests	7,618	—	11,681	—
Basic earnings per share (RMB)	0.259	N/A	0.344	N/A
Diluted earnings per share (RMB)	0.259	N/A	0.344	N/A
24

Unit:RMB million

	Six-month period ended 30 June
	2019		2018
Items	Consolidated	Parent	Consolidated	Parent

Other comprehensive income
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments	(20)	—	(17)	—
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method	(509)	27	(113)	—
Cash flow hedges	4,791	759	(508)	—
Foreign currency translation differences	306	—	896	—
Total other comprehensive income	4,568	786	258	—
Total comprehensive income	43,524	13,293	53,539	20,615
Attributable to:
Equity shareholders of the Company	35,916	13,293	41,603	20,615
Minority interests	7,608	—	11,936	—

25

Unaudited Consolidated and Parent Cash Flow Statement

Unit:RMB million

	Six-month period ended 30 June
	2019		2018
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,585,959	591,443	1,464,593	575,001
Refund of taxes and levies	736	573	905	521
Other cash received relating to operating activities	69,270	1,080	33,582	2,267
Sub-total of cash inflows	1,655,965	593,096	1,499,080	577,789
Cash paid for goods and services	(1,297,454)	(431,378)	(1,145,090)	(388,198)
Cash paid to and for employees	(32,849)	(17,414)	(32,167)	(17,980)
Payments of taxes and levies	(206,645)	(137,807)	(204,541)	(133,955)
Other cash paid relating to operating activities	(86,099)	(3,625)	(45,662)	(7,019)
Sub-total of cash outflows	(1,623,047)	(590,224)	(1,427,460)	(547,152)
Net cash flow from operating activities	32,918	2,872	71,620	30,637
Cash flows from investing activities:
Cash received from disposal of investments	17,019	14,138	49,244	57,751
Cash received from returns on investments	4,038	8,453	3,609	23,497
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	107	17	7,480	469
Other cash received relating to investing activities	41,787	15,504	42,408	21,526
Sub-total of cash inflows	62,951	38,112	102,741	103,243

26

Unit:RMB million

	Six-month period ended 30 June
	2019		2018
Items	Consolidated	Parent	Consolidated	Parent

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(46,253)	(22,231)	(35,084)	(17,135)
Cash paid for acquisition of investments	(11,958)	(5,783)	(6,840)	(2,864)
Other cash paid relating to investing activities	(53,813)	(25,900)	(38,371)	(5,010)
Net cash paid for the acquisition of subsidiaries and other business entities	—	—	(3,188)	—
Sub-total of cash outflows	(112,024)	(53,914)	(83,483)	(25,009)
Net cash flow from investing activities	(49,073)	(15,802)	19,258	78,234
Cash flows from financing activities:
Cash received from capital contributions	1,570	—	502	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,570	—	502	—
Cash received from borrowings	331,459	73,981	317,798	56,132
Other cash received relating to financing activities	300	35,924	—	—
Sub-total of cash inflows	333,329	109,905	318,300	56,132
Cash repayments of borrowings	(293,992)	(47,206)	(308,961)	(95,449)
Cash paid for dividends, profits distribution or interest	(35,341)	(32,501)	(58,634)	(51,028)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(648)	—	(7,250)	—
Other cash paid relating to financing activities	(6,941)	(40,385)	(13)	—
Sub-total of cash outflows	(336,274)	(120,092)	(367,608)	(146,477)
Net cash flow from financing activities	(2,945)	(10,187)	(49,308)	(90,345)
Effects of changes in foreign exchange rate	(40)	—	(34)	—
Net (decrease)/increase in cash and cash equivalents	(19,140)	(23,117)	41,536	18,526

27

Unaudited Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy	—	—	(12)	—	—	12	—	—	—

Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070

Change for the period
1. Net profit	—	—	—	—	—	41,600	41,600	11,681	53,281
2. Other comprehensive income	—	—	3	—	—	—	3	255	258

Total comprehensive income	—	—	3	—	—	41,600	41,603	11,936	53,539

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
4. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	448	448
5. Transaction with minority interests	—	32	—	—	—	—	32	(119)	(87)
6. Distributions to minority interests	—	—	—	—	—	—	—	(3,092)	(3,092)
Total transactions with owners, recorded directly in shareholders’ equity	—	32	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
7. Net increase in specific reserve for the period	—	—	—	864	—	—	864	118	982
8. Others	—	(12)	—	—	—	(110)	(122)	1	(121)
Balance at 30 June 2018	121,071	119,577	(4,422)	1,752	199,682	283,533	721,193	136,118	857,311
28

Unaudited Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2019	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659

Change for the period
1. Net profit	—	—	—	—	—	31,338	31,338	7,618	38,956
2. Other comprehensive income	—	—	4,578	—	—	—	4,578	(10)	4,568
Total comprehensive income	—	—	4,578	—	—	31,338	35,916	7,608	43,524
Amounts transferred to initial carrying amount of hedged items	—	—	808	—	—	—	808	55	863
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(31,479)	(31,479)	—	(31,479)
4. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	437	437
5. Distribution to minority interests	—	—	—	—	—	—	—	(3,705)	(3,705)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(31,479)	(31,479)	(3,268)	(34,747)
6. Net increase in specific reserve for the period	—	—	—	972	—	—	972	117	1,089
7. Others	—	55	—	—	—	(132)	(77)	1	(76)
Balance at 30 June 2019	121,071	119,247	(1,388)	2,678	203,678	279,209	724,495	143,817	868,312

29

Unaudited Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy	—	—	—	—	—	—	—
Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269
Change for the period
1. Net profit	—	—	—	—	—	20,615	20,615
2. Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	20,615	20,615
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(48,428)	(48,428)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(48,428)	(48,428)
4. Net increase in specific reserve for the period	—	—	—	451	—	—	451
5. Others	—	—	—	—	—	(86)	(86)
Balance at 30 June 2018	121,071	68,789	196	933	199,682	149,150	539,821

30

Unaudited Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2019	121,071	68,795	(485)	989	203,678	143,148	537,196
Change for the period
1. Net profit	—	—	—	—	—	12,507	12,507
2. Other comprehensive income	—	—	786	—	—	—	786
Total comprehensive income	—	—	786	—	—	12,507	13,293
Amounts transferred to initial carrying amount of hedged items	—	—	38	—	—	—	38
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(31,479)	(31,479)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(31,479)	(31,479)
4. Net increase in specific reserve for the period	—	—	—	438	—	—	438
5. Others	—	7	—	—	—	(127)	(120)
Balance at 30 June 2019	121,071	68,802	339	1,427	203,678	124,049	519,366

31

8.2.2	Interim financial statements prepared under IFRS

Unaudited Interim Consolidated Income Statement

Unit:RMB million

	Six-month period ended 30 June
	2019	2018

Turnover and other operating revenues
Turnover	1,466,833	1,268,803
Other operating revenues	32,163	31,449
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,207,182)	(994,797)
Selling, general and administrative expenses	(24,765)	(31,332)
Depreciation, depletion and amortisation	(52,684)	(51,902)
Exploration expenses, including dry holes	(4,347)	(4,362)
Personnel expenses	(38,221)	(37,340)
Taxes other than income tax	(120,246)	(118,721)
Other operating expense, net	(2,413)	(222)
Total operating expenses	(1,449,858)	(1,238,676)
Operating profit	49,138	61,576
Finance costs
Interest expense	(8,920)	(3,972)
Interest income	3,861	3,507
Foreign currency exchange (losses)/gains, net	(104)	202
Net finance costs	(5,163)	(263)

32

Unit:RMB million

	Six-month period ended 30 June
	2019	2018

Investment income	231	840
Share of profits less losses from associates and joint ventures	5,875	6,618
Profit before taxation	50,081	68,771
Income tax expense	(10,140)	(14,586)
Profit for the period	39,941	54,185
Attributable to:
Shareholders of the Company	32,206	42,386
Non-controlling interests	7,735	11,799
Profit for the period	39,941	54,185
Earnings per share:
Basic	0.266	0.350
Diluted	0.266	0.350

33

Unaudited Interim Consolidated Statement of Comprehensive Income

Unit:RMB million

	Six-month period ended 30 June
	2019	2018

Profit for the period	39,941	54,185
Other comprehensive income:
Items that maynot be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(20)	(17)
Total items that maynot be reclassified subsequently to profit or loss	(20)	(17)
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	(509)	(113)
Cash flow hedges	4,791	(508)
Foreign currency translation differences	306	896
Total items that may be reclassified subsequently to profit or loss	4,588	275
Total other comprehensive income	4,568	258
Total comprehensive income for the period	44,509	54,443
Attributable to:
Shareholders of the Company	36,784	42,389
Non-controlling interests	7,725	12,054
Total comprehensive income for the period	44,509	54,443

34

Interim Consolidated Balance Sheet

Unit:RMB million

	30 June 2019	31 December 2018
	(Unaudited)	(Audited)

Non-current assets
Property, plant and equipment, net	601,278	617,762
Construction in progress	148,116	136,963
Right-of-use assets	269,362	—
Goodwill	8,680	8,676
Interest in associates	92,029	89,537
Interest in joint ventures	55,987	56,184
Financial assets at fair value through other comprehensive income	1,426	1,450
Deferred tax assets	18,526	21,694
Lease prepayments	—	64,514
Long-term prepayments and other assets	84,583	91,408
Total non-current assets	1,279,987	1,088,188
Current assets
Cash and cash equivalents	92,782	111,922
Time deposits with financial institutions	70,365	55,093
Financial assets at fair value through profit or loss	19,539	25,732
Derivative financial assets	3,690	7,887
Trade accounts receivable	72,455	56,993
Bills receivable	6,986	7,886
Inventories	222,891	184,584
Prepaid expenses and other current assets	56,150	54,023
Total current assets	544,858	504,120

35

Unit:RMB million

	30 June 2019	31 December 2018
	(Unaudited)	(Audited)

Current liabilities
Short-term debts	67,508	29,462
Loans from Sinopec Group Company and fellow subsidiaries	34,353	31,665
Lease liabilities	15,489	—
Derivative financial liabilities	1,986	13,571
Trade accounts payable	225,017	186,341
Bills payable	6,749	6,416
Contract liabilities	130,002	124,793
Other payables	122,184	166,151
Income tax payable	2,147	6,699
Total current liabilities	605,435	565,098
Net current liabilities	60,577	60,978
Total assets less current liabilities	1,219,410	1,027,210
Non-current liabilities
Long-term debts	46,568	51,011
Loans from Sinopec Group Company and fellow subsidiaries	43,766	42,516
Lease liabilities	182,309	—
Deferred tax liabilities	5,843	5,948
Provisions	44,089	42,800
Other long-term liabilities	29,619	28,400
Total non-current liabilities	352,194	170,675
	867,216	856,535
Equity
Share capital	121,071	121,071
Reserves	602,381	596,213

Total equity attributable to shareholders of the Company	723,452	717,284
Non-controlling interests	143,764	139,251
Total equity	867,216	856,535

36

8.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS (UNAUDITED)

(1)	Effects of major differences between the shareholders’equity under CASs and the total equity under IFRS are analysed as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million

Shareholders’ equity under CASs	868,312	857,659
Adjustments:
Government grants	(1,096)	(1,124)
Total equity under IFRS*	867,216	856,535

(2)	Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Net profit under CASs	38,956	53,281
Adjustments:
Government grants	28	47
Safety production fund	1,089	982
Others	(132)	(125)
Profit for the period under IFRS*	39,941	54,185

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS. The interim condensed consolidated financial statements for the six-month period ended 30 June 2019 and 30 June 2018 have not been audited by PricewaterhouseCoopers, while the consolidated financial statements for the year ended 31 December 2018 has been audited by PricewaterhouseCoopers.

37

8.3	The Group has no material accounting errors during the reporting period.

8.4	Changes in the scope of consolidation as compared with those for last annual report

☐ Applicable √ Not applicable

8.5	Notes to the unaudited interim condensed consolidated financial statements prepared under IFRS

8.5.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, refined petroleum products, chemical products and natural gas.

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Crude oil	305,092	202,938
Gasoline	346,549	341,910
Diesel	292,115	268,259
Basic chemical feedstock	112,606	119,108
Kerosene	90,788	71,335
Synthetic resin	60,804	61,078
Natural gas	23,939	20,206
Synthetic fiber monomers and polymers	48,342	36,979
Others (i)	186,598	146,990
	1,466,833	1,268,803

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

38

8.5.2	Income tax expense

Income tax expense in the consolidated income statement represents:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Current tax
Provision for the period	8,580	19,028
Adjustment of prior years	(230)	43
Deferred taxation	1,790	(4,485)
	10,140	14,586

8.5.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to ordinary shareholders of the Company of RMB 32,206 million (2018: RMB 42,386 million) and the weighted average number of shares of 121,071,209,646 (2018: 121,071,209,646) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 32,206 million (2018: RMB 42,386 million) and the weighted average number of shares of 121,071,209,646 (2018: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Profit attributable to ordinary shareholders of the Company	32,206	42,386
After tax effect of employee share option scheme of Shanghai Petrochemical	—	(0)
Profit attributable to ordinary shareholders of the Company (diluted)	32,206	42,386

39

(ii)	Weighted average number of shares (diluted)

	Six-month period ended 30 June
	2019	2018
	Number of shares	Number of shares

Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

8.5.4	Dividends

Dividends payable to shareholders of the Company attributable to the period repesent:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Interim dividends declared after the balance sheet date of RMB 0.12 per share (2018: RMB 0.16 per share)	14,529	19,371

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2019, the directors authorised to declare the interim dividends for the year ending 31 December 2019 of RMB 0.12 (2018: RMB 0.16) per share totaling RMB 14,529 million (2018: RMB 19,371 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.26 per share (2018: RMB 0.40 per share)	31,479	48,428

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totalling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in June 2019.

40

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totalling RMB 48,428 million according to total shares on 4 June 2018 was approved. All dividends have been paid in June 2018.

8.5.5	Trade Accounts Receivable and Bills Receivable

	30 June 2019	31 December 2018
	RMB million	RMB million

Amounts due from third parties	62,653	50,108
Amounts due from Sinopec Group Company and fellow subsidiaries	4,261	3,170
Amounts due from associates and joint ventures	6,141	4,321
	73,055	57,599
Less: Impairment losses for bad and doubtful debts	(600)	(606)
Trade accounts receivable, net	72,455	56,993
Bills receivable	6,986	7,886
	79,441	64,879

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million

Within one year	72,114	56,431
Between one and two years	225	353
Between two and three years	88	124
Over three years	28	85
	72,455	56,993

41

Impairment losses for bad and doubtful debts are analysed as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Balance at 1 January	606	612
Provision for the period	35	16
Written back for the period	(33)	(37)
Written off for the period	(8)	(1)
Others	—	2
Balance at 30 June	600	592

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

8.5.6	Trade Accounts Payable and Bills Payable

	30 June 2019	31 December 2018
	RMB million	RMB million

Amounts due to third parties	205,144	170,818
Amounts due to Sinopec Group Company and fellow subsidiaries	10,114	9,142
Amounts due to associates and joint ventures	9,759	6,381
	225,017	186,341
Bills payable	6,749	6,416
Trade accounts payable and bills payable measured at amortised cost	231,766	192,757

42

The ageing analysis of trade accounts payable is as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million

Within 1 month or on demand	216,429	181,035
Between 1 month and 6 months	2,197	2,154
Over 6 months	6,391	3,152
	225,017	186,341

43

8.5.7	Segment Reporting

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group’s reportable segments is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Turnover
Exploration and production
External sales	54,495	41,145
Inter-segment sales	44,993	42,607
	99,488	83,752
Refining
External sales	69,905	69,665
Inter-segment sales	525,368	521,193
	595,273	590,858
Marketing and distribution
External sales	672,739	648,949
Inter-segment sales	1,906	2,623
	674,645	651,572
Chemicals
External sales	225,366	218,806
Inter-segment sales	27,843	30,057
	253,209	248,863
Corporate and others
External sales	444,328	290,238
Inter-segment sales	324,986	294,555
	769,314	584,793
Elimination of inter-segment sales	(925,096)	(891,035)
Turnover	1,466,833	1,268,803

44

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Other operating revenues
Exploration and production	4,316	4,172
Refining	2,524	2,469
Marketing and distribution	17,197	16,753
Chemicals	7,279	7,405
Corporate and others	847	650
Other operating revenues	32,163	31,449
Turnover and other operating revenues	1,498,996	1,300,252
Result
Operating profit/(loss)
By segment
Exploration and production	6,243	(412)
Refining	19,090	38,932
Marketing and distribution	14,709	17,186
Chemicals	11,895	15,764
Corporate and others	(2,555)	(4,454)
Elimination	(244)	(5,440)
Total segment operating profit	49,138	61,576

45

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Share of profits/(losses) from associates and joint ventures
Exploration and production	1,736	1,087
Refining	(509)	487
Marketing and distribution	1,670	1,125
Chemicals	1,873	3,137
Corporate and others	1,105	782
Aggregate share of profits from associates and joint ventures	5,875	6,618
Investment (losses)/income
Exploration and production	(2)	2
Refining	25	12
Marketing and distribution	51	11
Chemicals	9	13
Corporate and others	148	802
Aggregate investment income	231	840
Net finance costs	(5,163)	(263)
Profit before taxation	50,081	68,771

46

	At 30 June 2019	At 31 December 2018
	RMB million	RMB million

Assets
Segment assets
Exploration and production	396,629	321,686
Refining	314,328	271,356
Marketing and distribution	404,508	317,641
Chemicals	165,487	156,865
Corporate and others	173,377	152,799
Total segment assets	1,454,329	1,220,347
Interest in associates and joint ventures	148,016	145,721
Financial assets at fair value through other comprehensive income	1,426	1,450
Deferred tax assets	18,526	21,694
Cash and cash equivalents, time deposits with financial institutions	163,147	167,015
Other unallocated assets	39,401	36,081
Total assets	1,824,845	1,592,308

47

	At 30 June 2019	At 31 December 2018
	RMB million	RMB million

Liabilities
Segment liabilities
Exploration and production	176,740	94,170
Refining	84,443	103,809
Marketing and distribution	237,468	159,536
Chemicals	49,173	37,413
Corporate and others	176,381	144,216
Total segment liabilities	724,205	539,144
Short-term debts	67,508	29,462
Income tax payable	2,147	6,699
Long-term debts	46,568	51,011
Loans from Sinopec Group Company and fellow subsidiaries	78,119	74,181
Deferred tax liabilities	5,843	5,948
Other unallocated liabilities	33,239	29,328
Total liabilities	957,629	735,773

48

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

Capital expenditure
Exploration and production	20,064	10,762
Refining	8,779	4,610
Marketing and distribution	8,071	5,373
Chemicals	5,674	2,635
Corporate and others	290	307
	42,878	23,687
Depreciation, depletion and amortisation
Exploration and production	24,357	27,302
Refining	9,751	9,320
Marketing and distribution	10,519	8,010
Chemicals	6,907	6,398
Corporate and others	1,150	872
	52,684	51,902
Impairment losses on long-lived assets
Refining	—	116
Chemicals	17	—
	17	116

49

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million

External sales
Mainland China	1,084,497	993,231
Singapore	192,006	159,709
Others	222,493	147,312
	1,498,996	1,300,252

	30 June 2019	31 December 2018
	RMB million	RMB million

Non-current assets
Mainland China	1,182,028	989,668
Others	53,201	50,892
	1,235,229	1,040,560

50

8.6	Changes in accounting polices

(1)	Changes in significant accounting policies for the financial statements prepared under CASs:

a)
Ministry of Finance (MOF) issued revised “No.21 Accounting Standards for Business Enterprises - Lease” (“CAS 21”) in 2018. According to the provisions of CAS 21, the Group and the Company adjust the cumulative impact of first implementation of the standards into relevant items in the financial statements of 2019, and the comparative financial statements of 2018 have not been restated.

For operating lease contracts that already exist before the first implementation of CAS 21, the Group and the Company apply different methods based on the remaining lease period:

If the remaining lease term is more than one year, the Group and the Company recognise the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate on 1 January 2019, and assume that the CAS 21 was adopted on the commencement date of the lease, and recognise the right-of-use assets based on the incremental borrowing interest rate on 1 January 2019.

If the remaining lease period is 12 months or less, or leases for which the underlying assets are individually of low value when it is new, the Group and the Company adopt the simplified method that do not recognise the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.

On 1 January 2019, the Group and the Company use the same discount rate for lease contracts with similar characteristics when measuring lease liabilities. The incremental borrowing interest rates range from 4.35% to 4.90%.

b)
Ministry of Finance (MOF) issued Cai Kuai [2019] No. 6 “Announcement of the revision of general enterprise financial statements format for 2019”. The Group has adopted the above guidelines to prepare the financial statements for the six-month period ended 30 June 2019.

51

(2)	Changes in significant accounting policies for the financial statements prepared under IFRS:

The Group has adopted IFRS 16 Lease (“IFRS 16”) from 1 January 2019 and applied the simplified transition approach. The comparative financial statements of 2018 have not been restated. The reclassifications and adjustments arising from adopting IFRS 16 are therefore recognised in the financial statements on 1 January 2019.

On adoption of IFRS 16, the Group recognised the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate as at 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018.

9	Repurchase, Sale and Redemption of Shares

There is no purchase, sale or redemption by the Company of listed securities of Sinopec Corp. during the reporting period.

10	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (together, the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp. to all the directors, they confirmed that they have complied with the required standards of the Model Code as well as those set out in the Rules and the Code during the reporting period.

11	Compliance with the Corporate Governance Code

During the reporting period, Sinopec Corp. has complied with the code provisions set out in the Corporate Governance Code and Corporate Governance Report contained in Appendix 14 to the Hong Kong Listing Rules.

12	Review of the Interim Report and the Interim Financial Statements

The Audit Committee of Sinopec Corp. has reviewed and confirmed the 2019 interim report and the interim financial statements of Sinopec Corp.

52

13
The 2019 interim report of Sinopec Corp. containing all the information required under paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published in both English and Chinese. If there is any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Dai Houliang Chairman

Beijing, the PRC, 23 August 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director
53

Document 2

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
7	Business Review and Prospects
12	Management's Discussion and Analysis
24	Significant Events
35	Directors, Supervisors and Senior Management
36	Financial Statements
136	Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 23 August 2019 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (BOARD) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MR. DAI HOULIANG, CHAIRMAN OF THE BOARD, MR. MA YONGSHENG, PRESIDENT, AND MR. WANG DEHUA, CHIEF FINANCIAL OFFICER AND HEAD OF CORPORATE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM REPORT OF SINOPEC CORP. FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2019.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2019 OF SINOPEC CORP. AND ITS SUBSIDIARIES, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) OF THE PEOPLES REPUBLIC OF CHINA (PRC), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), HAVE NOT BEEN AUDITED.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include exploration and production, pipeline transportation, and sale of petroleum and natural gas; production, sale, storage and transportation of refining products, petrochemical products, coalchemical products, synthetic fibre, and other chemical products; import and export, including import and export agency business of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation;
Sinopec Group: China Petrochemical Corporation and its subsidiaries;
CSRC: China Securities Regulatory Commission;
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited;
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
New Lease Standard: IFRS 16, 'Leases'; No. 21 Accounting Standards for Business Enterprises- Leases which was revised and released by the Ministry of Finance in 2018.

CONVERSIONS
For domestic production of crude oil: 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.21 barrels
For production of natural gas: 1 cubic meter = 35.31 cubic feet;
Refinery throughput: 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中国石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Dai Houliang

AUTHORISED REPRESENTATIVES UNDER THE HONG KONG LISTING RULES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp's information disclosure media and access place during the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange Stock name: 中国石化 Stock code: 600028

H Shares:	Hong Kong Stock Exchange Stock code: 00386

ADRs:	New York Stock Exchange Stock code: SNP London Stock Exchange Stock code: SNP

THERE IS NO CHANGE TO SINOPEC CORP'S REGISTRATION DURING THE REPORTING PERIOD.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal accounting data

	Six-month period ended 30 June
	2019	2018	Changes over the same period of the preceding year
Items	RMB million	RMB million	(%)
Operating income	1,498,996	1,300,252	15.3
Net profit attributable to equity shareholders of the Company	31,338	41,600	(24.7)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	30,451	39,791	(23.5)
Net cash flows from operating activities	32,918	71,620	(54.0)

	At 30 June	At 31 December
	2019	2018	Changes from the end of last year
	RMB million	RMB million	(%)
Total equity attributable to equity shareholders of the Company	724,495	718,355	0.9
Total assets	1,824,845	1,592,308	14.6

(2)	Principal financial indicators

	Six-month period ended 30 June
	2019	2018	Changes over the same period of the preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.259	0.344	(24.7)
Diluted earnings per share	0.259	0.344	(24.7)
Basic earnings per share (excluding extraordinary gains and losses)	0.252	0.329	(23.4)
Weighted average return on net assets (%)	4.28	5.74	(1.46 percentage points )
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	4.16	5.49	(1.33 percentage points )

(3)	Extraordinary items and corresponding amounts:

Six-month period ended 30 June 2019
(gain)/loss
Items	RMB million
Net gain on disposal of non-current assets	174
Donations	16
Government grants	(1,908)
Gain on holding and disposal of various investments	(25)
Other extraordinary income and expenses, net	387
Subtotal	(1,356)
Tax effect	417
Total	(939)
Attributable to:
Equity shareholders of the Company	(887)
Minority interests	(52)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

	Six-month period ended 30 June
	2019	2018	Changes over the same period of the preceding year
Items	RMB million	RMB million	(%)
Operating profit	49,138	61,576	(20.2)
Profit attributable to owners of the Company	32,206	42,386	(24.0)
Net cash generated from operating activities	32,918	71,620	(54.0)

	As of	As of
	30 June	31 December
	2019	2018	Changes from the end of last year
	RMB million	RMB million	(%)
Total equity attributable to owners of the Company	723,452	717,284	0.9
Total assets	1,824,845	1,592,308	14.6

(2)          Principal financial indicators

	Six-month period ended 30 June
	2019	2018	Changes over the same period of the preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.266	0.350	(24.0)
Diluted earnings per share	0.266	0.350	(24.0)
Return on capital employed (%)	4.92	6.48	(1.56 percentage points )

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
During the reporting period, there was no change in the nature and number of issued shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
As at 30 June 2019, there were a total of 489,391 shareholders of Sinopec Corp., of which 483,587 were holders of A shares and 5,804 were holders of H shares. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Top ten shareholders as of 30 June 2019 Unit: share

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings[1]	Number of shares subject to pledges or lock up
China Petrochemical Corporation	State-owned share	68.31	82,709,227,393	0	0
HKSCC (Nominees) Limited[2]	H share	20.97	25,388,042,747	(2,617,691)	Unknown
中國證券金融股份有限公司	A share	2.16	2,609,312,057	0	0
China National Holdings Limited	A share	1.03	1,252,427,354	(750,400)	0
北京誠通金控投資有限公司	A share	0.86	1,038,657,802	91,053,548	0
Hong Kong Securities Clearing Company Ltd	A share	0.59	716,173,774	(305,608,386)	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬	A share	0.25	297,950,260	115,992,600	0
中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬	A share	0.22	261,330,179	111,594,040	0
Guotai Junan Securities Co., Ltd.	A share	0.12	145,591,313	66,960,753	0

Notes:

1.	As compared with the number of shares as at 31 December 2018.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬 and 中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬 which were both administrated by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2019

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.'s issued share capital (H share) (%)
BlackRock, Inc.	Interests of corporation controlled	2,276,472,135(L)	8.92(L)
by the substantial shareholder
Citigroup Inc.	Person having a security interest in shares	324,400(L)	0.00(L)
	Interests of corporation controlled	114,751,966(L)	0.45(L)
	by the substantial shareholder	86,744,415(S)	0.34(S)
	Approved lending agent	1,951,640,484(L)	7.65(L)
Schroders Plc	Investment manager	1,530,314,895(L)	6.00(L)
JPMorgan Chase & Co.	Beneficial owner	321,650,960(L)	1.26(L)
		242,975,089(S)	0.95(S)
	Investment manager	296,492,462(L)	1.16(L)
		30,000(S)	0.00(S)
	Person having a security interest in shares	22,202,422(L)	0.09(L)
	Trustee (exclusive of passive trustee)	1,418,000(L)	0.01(L)
	Approved lending agent	685,993,518(L)	2.69(L)

Note: (L) Long position, (S): Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

Business Review and Prospects

BUSINESS REVIEW
In the first half of 2019, recovery of the global economy slowed down, while China's economy maintained an overall stable growth securing progress in its economic development with gross domestic product (GDP) up by 6.3%. The domestic demand for natural gas kept a high growth rate, up by 10.8% year on year. While the domestic demand for refined oil products maintained steady growth, the market witnessed strong competition with abundant supply. The domestic demand for major chemicals increased rapidly.

In the first half of 2019, international crude oil prices fluctuated with an upward trend first, and then slided rapidly. The average spot price of Platts Brent for the first half of 2019 was USD 65.95 per barrel, down by 6.6% year on year.

1	OPERATIONS REVIEW

(1)	Exploration and production

In the first half of 2019, the Company fully implemented the action plan of redoubling efforts in oil and gas exploration and production. Good results were obtained through efforts in maintaining oil production, increasing gas output and reducing cost while promoting an integrated value chain of natural gas business including production, supply, storage and marketing. In exploration, we continued to push forward high-quality exploration and reinforced preliminary exploration in new areas as well as integrating evaluation for key exploration and production projects to increase reserves, which led to new oil and gas discoveries in Jiyang Depression, Sichuan Basin and Ordos Basin, etc. In development, we strengthened the capacity building of profitable oil production and continuously promoted effective and rapid growth of natural gas. Capacity buildings in Fuling, Weirong, West Sichuan Depression and Dongsheng gas fields were accelerated with production and distribution optimised to promote a coordinated growth along the value chain. Production of oil and gas in the first half of 2019 was 226.63 million barrels of oil equivalent, up by 0.9% year on year, of which domestic crude production increased slightly to 124.05 million barrels, overseas crude production was 17.63 million barrels, and total gas production was 509.5 billion cubic feet, up by 7.0% compared to the same period of last year.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2019	2018	(%)
Oil and gas production (mmboe)	226.63	224.59	0.9
Crude oil production (mmbbls)	141.68	143.63	(1.4)
China	124.05	123.68	0.3
Overseas	17.63	19.95	(11.6)
Natural gas production (bcf)	509.50	476.20	7.0

(2)	Refining

In the first half of 2019, with a market-oriented approach, we brought the advantage of integrated operations into full play, and continued to optimise product mix to produce more gasoline, jet fuel and chemical feedstock. Production of high-value-added products further increased, and diesel-to-gasoline ratio declined to 1.03. New projects and structural adjustment projects were implemented in an orderly manner. We moderately increased the export of refined oil products and expanded the market of kerosene to keep a relatively high utilisation rate. We implemented and constantly optimised the quality upgrading plan for new spec bunker fuel. In the first half of 2019, we processed 124 million tonnes of crude oil, up by 2.7% year on year, and produced 78.94 million tonnes of refined oil products, up by 3.4% year on year, with production of gasoline and kerosene up by 4.3% and 7.9%, respectively.

Refining: Summary of Operations
			Unit: million tonnes

	Six-month period ended 30 June		Changes
	2019	2018	(%)
Refinery throughput	123.92	120.72	2.7
Gasoline, diesel and kerosene production	78.94	76.37	3.4
Gasoline	31.33	30.04	4.3
Diesel	32.24	32.09	0.5
Kerosene	15.37	14.25	7.9
Light chemical feedstock production	20.04	19.34	3.6

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2019, confronted with strong competition, the Company aimed to achieve a balance between sales volume and profit. We brought our advantages of integrated business and distribution network into full play, coordinated internal and external resources, intensified efforts to explore more markets, thus, achieved sustained growth in both total domestic sales volume and retail scale. We adopted a flexible and targeted marketing strategy and upgraded our distribution network to reinforce existing advantages. We continuously explored overseas market in refined oil products, and expanded the scale of international trade. Total sales volume of refined oil products in the first half of 2019 was 126.91 million tonnes, up by 9.6% year on year, of which domestic sales volume was 91.77 million tonnes, up by 3.8% year on year. We strengthened the cultivation of self-owned brands and supply chain management, to enhance the profitability of non-fuel business.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2019	2018	(%)
Total sales volume of refined oil products (million tonnes)	126.91	115.75	9.6
Total domestic sales volume of refined oil products (million tonnes)	91.77	88.45	3.8
Retail (million tonnes)	60.06	59.28	1.3
Direct sales and Distribution (million tonnes)	31.72	29.16	8.8
Annualised average throughput per station (tonne/station)	3,916	3,870	1.2

Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2019	2018	(%)
Total number of Sinopec-branded service stations	30,674	30,661	0.04
Number of company-operated stations	30,668	30,655	0.04
Number of convenience stores	27,362	27,259	0.38

(4)	Chemicals

In the first half of 2019, the Company adhered to the development philosophy of "basic plus high-end" and sharpened market competitiveness through effective supply. We constantly fine-tuned chemical feedstock mix to further lower costs. We optimised product slate and increased high-end products output. The ratio of new and specialty products of synthetic resin reached 64.6%, the ratio of high-value-added products of synthetic rubber reaching 28.2%, and differential ratio of synthetic fibre reaching 90.2%. By enhancing the dynamic optimisation of facilities and product chain, and improving the utilisation and production scheduling based on market demand, we actively promoted a number of key projects and accelerated the construction of advanced production capacity. Ethylene production for the first half of 2019 was 6.16 million tonnes, up by 6.5% year on year. We enhanced the integration among production, marketing, R&D and application, promoted targeted marketing and service, and further expanded the market to enhance profitability along the value chain. Total chemical sales volume for the first half amounted to 48.69 million tonnes, up by 14.4% from the corresponding period in 2018.

Major Chemical Products: Summary of Operations
			Unit: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2019	2018	(%)
Ethylene	6,160	5,786	6.5
Synthetic resin	8,429	8,068	4.5
Synthetic fiber monomer and polymer	5,030	4,601	9.3
Synthetic fiber	633	603	5.0
Synthetic rubber	529	405	30.6

Note: Includes 100% of production of domestic joint ventures.

2.	HEALTH, SAFETY, SECURITY AND ENVIRONMENT
The Company constantly promoted the HSSE system in the first half of 2019 and implemented the concept of "Comprehensive Health" by integrating the management of occupational, physical and mental health of our employees. Stringent rules were set to control risks and supervise the safety and operations of contractors and strict measures were taken to manage and control major safety risks and eliminate significant safety hazards, all contributing to the stable and safe production performance. We upgraded our capabilities in all-dimension risk prevention and control as well as emergency response, further enhancing public security management. We actively practiced green and low-carbon growth strategy, enhanced coordinated management of energy and environment, and further promoted the Green Enterprise Campaign and the Energy Efficiency Upgrading Plan. We reinforced carbon asset management and pollution prevention and treatment. Energy management and environmental protection continued to yield good results on all fronts. In the first half of the year, the comprehensive energy consumption of the Company was flat with the same period of last year. Industrial fresh water usage was down by 1.1% year on year. COD of discharged waste water went down by 2.2% year on year and SO2 emissions down by 4.0% year on year. All solid waste was properly treated.

3.	CAPITAL EXPENDITURES
Focusing on quality and return on investment, the Company continuously optimised its investment projects. In the first half of 2019, total capital expenditures were RMB 42.878 billion. Capital expenditures for the exploration and production segment were RMB 20.064 billion, mainly for crude capacity building in Shengli and Northwest oilfields, shale gas capacity building in Fuling and Weirong, natural gas pipeline and storage as well as overseas projects. Capital expenditures for the refining segment were RMB 8.779 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Tianjin, Zhenhai, Luoyang and Maoming. Capital expenditures for the marketing and distribution segment were RMB 8.071 billion, mainly for constructing refined oil products depots, pipelines and service stations. Capital expenditures for the chemicals segment were RMB 5.674 billion, mainly for integrated refining and chemical projects of Zhongke, Zhenhai and Wuhan. Capital expenditures for corporate and others were RMB 290 million, mainly for R&D facilities and information technology projects.

BUSINESS PROSPECTS
Looking ahead to the second half of 2019, the international economy is expected to show a slower growth rate in the midst of a complex and uncertain global political and economic environment. As China will keep prioritising supply-side structural reform and advancing high quality development, continued growth of China's economy will further drive up the domestic demand for refined oil products and petrochemicals with a trend of demand for high end products. Along with the adjustment of China's energy structure, the domestic demand for natural gas will maintain strong growth.

Confronted with the present situation, the Company will stay committed to the overall guidelines of seeking steady progress, and pursue new concepts of development to fully optimise operations, expand markets, reduce costs, control risks and realize growth. Our focuses are on the following aspects:

For Exploration and Production, we will fully implement the action plan of redoubling efforts in oil and gas exploration and development, promote efficient exploration and profit-oriented production, and increase proved reserves to enhance sustainable development. In crude oil development, efforts will be made in promoting the capacity building of Shunbei and Shengli offshore blocks, improving refined reservoir characterisation and development of mature fields, and increasing reserve development rate and recovery rate through technology optimisation and scaled application. In natural gas development, we will accelerate the capacity construction of key areas as Western Sichuan and Hangjinqi, optimise the integrated system of natural gas production, supply, storage and marketing so as to achieve rapid and efficient development of the gas business. In the second half of 2019, we plan to produce 142 million barrels of crude oil, among which, domestic and overseas production will be 125 million barrels and 17 million barrels respectively, and 507 billion cubic feet of natural gas.

For Refining, we will strengthen crude oil procurement and inventory and transportation management to improve the high-efficiency operation of the value chain and synergised profit-making ability, and promote the refining value chain based on the integrated advantage. We will accelerate the advanced capacity building, facilitate differentiated development for refineries to improve competitiveness in the market. We will further promote the application of technology for optimising refinery process, and adjust product mix based on the market. The quality upgrading plan for new spec bunker fuel will be improved to reduce production costs. In the second half of 2019, we plan to process 124 million tonnes of crude oil.

For Marketing and Distribution, we will stick to our strategy of balancing volume and profit, continue to optimise resources allocation, expand market, and increase operational profits. We will make efforts to expand total sales volume and retail scale through implementing targeted marketing. We will further improve our marketing network to reinforce existing advantages. We will accelerate exploring the e-vehicle charging and battery swapping business, and push forward the construction of hydrogen refueling stations. We will accelerate the development and marketing of self-owned brand products, improve the new business model of "Internet + service stations + convenience stores + comprehensive services" to advance the growth of non-fuel business. In the second half of 2019, we plan to sell 91.12 million tonnes of refined oil products in the domestic market.

For Chemicals, we will focus on the "basic plus high-end" development concept, speed up advantageous and advanced capacity building, strengthen transformation and upgrading, and upgrade our competitiveness and profit-making ability. We will fine-tune our feedstock slate, aim to maximise profit, diversify feedstock procurement channels, and reduce cost. We will further adjust product slate, and coordinate production, marketing, research, and application to raise the proportion of high-end products. We will make further adjustments to the structure of plants, enhance the dynamic optimisation of plants and product chains, and improve the utilisation and production plan. Meanwhile, we will carry out more thorough research on the market, promote precision marketing, integrate online and offline marketing, proactively develop market and expand sales, and keep increasing our market share. We plan to produce 6.04 million tonnes of ethylene in the second half of 2019.

In the second half of the year, the Company will continue to follow specialised development, market-oriented operation, internationalisation and overall coordination to promote high-quality development and deliver good operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE CONSISTENT WITH THE COMPANY'S INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO IFRS. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2019, the Company's turnover and other operating revenues were RMB 1,499.0 billion, representing an increase of 15.3% year on year, and operating profit was RMB 49.1 billion, representing a decrease of 20.2% year on year.

The following table sets forth the principal revenue and expense items from the Company's consolidated financial statements for the first half of 2019 and the corresponding period in 2018:

	Six-month period ended 30 June
	2019	2018	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,498,996	1,300,252	15.3
Turnover	1,466,833	1,268,803	15.6
Other operating revenues	32,163	31,449	2.3
Operating expenses	(1,449,858)	(1,238,676)	17.0
Purchased crude oil, products, and operating supplies and expenses	(1,207,182)	(994,797)	21.3
Selling, general and administrative expenses	(24,765)	(31,332)	(21.0)
Depreciation, depletion and amortisation	(52,684)	(51,902)	1.5
Exploration expenses, including dry holes	(4,347)	(4,362)	(0.3)
Personnel expenses	(38,221)	(37,340)	2.4
Taxes other than income tax	(120,246)	(118,721)	1.3
Other operating expense, net	(2,413)	(222)	986.9
Operating profit	49,138	61,576	(20.2)
Net finance costs	(5,163)	(263)	1,863.1
Investment income and share of profit less losses from associates and joint ventures
	6,106	7,458	(18.1)
Profit before taxation	50,081	68,771	(27.2)
Tax expense	(10,140)	(14,586)	(30.5)
Profit for the period	39,941	54,185	(26.3)
Attributable to:
Owners of the Company	32,206	42,386	(24.0)
Non-controlling interests	7,735	11,799	(34.4)

(1)	Turnover and other operating revenues
In the first half of 2019, the Company's turnover was RMB 1,466.8 billion, representing an increase of 15.6% year on year. The change was mainly attributable to the expansion of production volume and trading scale.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company's major products in the first half of 2019 as compared with the first half of 2018.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2019	2018	(%)	2019	2018	(%)
Crude oil	2,997	3,580	(16.3)	3,010	2,880	4.5
Natural gas (million cubic meters)	13,133	11,799	11.3	1,416	1,362	4.0
Gasoline	45,093	43,623	3.4	7,484	7,635	(2.0)
Diesel	41,480	39,749	4.4	5,686	5,701	(0.3)
Kerosene	13,010	12,071	7.8	4,261	4,220	1.0
Basic chemical feedstock	21,320	20,005	6.6	4,664	5,287	(11.8)
Synthetic fibre monomer and polymer	8,291	5,495	50.9	5,831	6,729	(13.3)
Synthetic resin	7,670	7,190	6.7	7,928	8,495	(6.7)
Synthetic fibre	661	639	3.4	9,063	9,405	(3.6)
Synthetic rubber	629	533	18.0	9,674	10,612	(8.8)

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2019, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 54.5 billion, up by 32.4% year on year, accounting for 3.6% of the Company's turnover and other operating revenues. The change was mainly attributable to increases in natural gas sales volume and prices as the result of promoting the building of natural gas production-supply-storage-sale system and actively expanding market and promoting sales.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold externally by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 742.6 billion, representing an increase of 3.3% year on year and accounting for 49.5% of the Company's turnover and other operating revenues. Those changes were mainly due to fully exerting the advantages of the integrated value chain, moderately increasing the export of refined oil products, maintaining high utilisation rates, and intensifying efforts to explore more market shares, which increased gasoline, diesel and kerosene sales volume. The sales revenue of gasoline, diesel and kerosene was RMB 628.8 billion, representing an increase of 3.0% year on year, accounting for 84.7% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 113.9 billion, representing an increase of 5.4% year on year, accounting for 15.3% of the sales revenue of petroleum products.

The Company's external sales revenue of chemical products was RMB 225.4 billion, representing an increase of 3.0% year on year, accounting for 15.0% of its turnover and other operating revenues. The change was mainly due to the increases in chemical product sales volume as a result of actively expanding markets and enhancing market engagement through chemical products trade.

(2)	Operating expenses
In the first half of 2019, the Company's operating expenses were RMB 1,449.9 billion, representing an increase of 17.0% year on year. The change was mainly due to the expansion of the Company's crude oil and refined oil products trading volume and the increase in procurement cost of crude oil affected by exchange rate. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,207.2 billion, representing an increase of 21.3% year on year, accounting for 83.3% of total operating expenses, of which:

•
Crude oil purchasing expenses were RMB 337.6 billion, representing an increase of 7.3% year on year. Throughput of crude oil purchased externally in the first half of 2019 was 100.34 million tonnes (excluding the volume processed for third parties), up by 2.1% year on year. The average cost of crude oil purchased externally was RMB 3,364 per tonne, up by 5.1% year on year.

•
The Company's purchasing expenses of refined oil products were RMB177.2 billion, representing an increase of 10.2% over the same period of 2018. The change was mainly due to the increase in diesel volume purchased externally.

•
The Company's purchasing expense related to trading activities were RMB 396.8 billion, representing an increase of 50.5% over the same period of 2018. This was mainly due to expansion of the crude oil and refined oil trade.

•	Other purchasing expenses were RMB 295.7 billion, an increase of 15.5% year on year.

Selling, general and administrative expenses of the Company totalled RMB 24.8 billion, representing a decrease of 21.0% year on year. This was mainly because the company significantly reduced costs and expenses, and adjusted accounting of some of the gas stations, land and other rental expenses as required by the New Lease Standard.

Depreciation, depletion and amortisation expenses of the Company were RMB 52.7 billion, representing an increase of 1.5% year on year. This was mainly due to the increasing of right-of-use assets resulted from implementation of the New Lease Standard.

Exploration expenses in the first half of 2019 were RMB 4.3 billion, representing a decrease of 0.3% year on year.

Personnel expenses were RMB 38.2 billion, representing an increase of 2.4% year on year.

Taxes other than income tax were RMB 120.2 billion, representing an increase of 1.3% year on year.

Other operating expenses, net were RMB 2.4 billion, up by RMB 2.2 billion.

(3)	Operating profit
In the first half of 2019, the Company's operating profit was RMB 49.1 billion, representing a decrease of 20.2% year on year. This was mainly due to the impact of narrowing gross margin of major products in refining and chemical segments.

(4)	Net finance costs
In the first half of 2019, the Company's net finance costs were RMB 5.2 billion, up by RMB 4.9 billion, mainly affected by implementation of the New Lease Standard.

(5)	Profit before taxation
In the first half of 2019, the Company's profit before taxation amounted to RMB 50.1 billion, representing a decrease of 27.2% year on year.

(6)	Tax expense
In the first half of 2019, the Company's tax expense totalled RMB 10.1 billion, representing a decrease of 30.5% year on year.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2019, profit attributable to non-controlling interests was RMB 7.7 billion, a decrease of RMB 4.1 billion year on year.

(8)	Profit attributable to owners of the Company
In the first half of 2019, profit attributable to owners of the Company was RMB 32.2 billion, representing a decrease of 24.0% year on year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment includes other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June
	2019	2018	2019	2018	2019	2018
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	58,811	45,317	2.4	2.1	3.9	3.5
Inter-segment sales	44,993	42,607	1.9	1.9
Operating revenues	103,804	87,924	4.3	4.0
Refining Segment
External sales*	72,429	72,134	3.0	3.3	4.8	5.5
Inter-segment sales	525,368	521,193	21.6	23.8
Operating revenues	597,797	593,327	24.6	27.1
Marketing and Distribution Segment
External sales*	689,936	665,702	28.5	30.4	46.0	51.2
Inter-segment sales	1,906	2,623	0.1	0.1
Operating revenues	691,842	668,325	28.6	30.5
Chemicals Segment
External sales*	232,645	226,211	9.6	10.3	15.6	17.4
Inter-segment sales	27,843	30,057	1.1	1.4
Operating revenues	260,488	256,268	10.7	11.7
Corporate and Others
External sales*	445,175	290,888	18.4	13.3	29.7	22.4
Inter-segment sales	324,986	294,555	13.4	13.4
Operating revenues	770,161	585,443	31.8	26.7
Operating revenue before elimination of inter-segment sales	2,424,092	2,191,287	100.0	100.0
Elimination of inter-segment sales	(925,096)	(891,035)
Consolidated operating revenues	1,498,996	1,300,252			100.0	100.0

*	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change between the first half of 2019 and the first half of 2018.

	Six-month period ended 30 June
	2019	2018	Change
	RMB million		(%)
Exploration and Production Segment
Operating revenues	103,804	87,924	18.1
Operating expenses	97,561	88,336	10.4
Operating profit/(loss)	6,243	(412)	—
Refining Segment
Operating revenues	597,797	593,327	0.8
Operating expenses	578,707	554,395	4.4
Operating profit	19,090	38,932	(51.0)
Marketing and Distribution Segment
Operating revenues	691,842	668,325	3.5
Operating expenses	677,133	651,139	4.0
Operating profit	14,709	17,186	(14.4)
Chemicals Segment
Operating revenues	260,488	256,268	1.6
Operating expenses	248,593	240,504	3.4
Operating profit	11,895	15,764	(24.5)
Corporate and Others
Operating revenues	770,161	585,443	31.6
Operating expenses	772,716	589,897	31.0
Operating loss	(2,555)	(4,454)	—
Elimination of inter-segment loss	(244)	(5,440)	—

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company's refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2019, operating revenues of the segment were RMB 103.8 billion, representing an increase of 18.1% year on year. This was mainly due to the increase in sales prices and sales volume of natural gas and LNG.

In the first half of 2019, the segment sold 17.17 million tonnes of crude oil, representing a decrease of 0.7 % over the same period of 2018. Natural gas sales volume was 14.0 bcm, representing an increase of 9.3% over the same period of 2018. LNG regas sales volume was 7.25 bcm, representing an increase of 104.5% over the same period of 2018. LNG liquid sales volume was 1.97 million tonnes, representing an increase of 75.6% over the same period of 2018. Average realised prices of crude oil, natural gas, LNG regas, and LNG liquid were RMB 2,895 per tonne, RMB 1,431 per thousand cubic meters, RMB 2,354 per thousand cubic meters, and RMB 3,637 per tonne, representing increase of 1.0%, 4.1%, 29.2% and decrease of 0.1% respectively over the same period of 2018.

In the first half of 2019, the operating expenses of the segment were RMB 97.6 billion, representing an increase of 10.4% year on year. This was mainly due to depreciation, depletion and amortisation decreased by RMB 2.9 billion year on year; payment of land use right and community services expenses decreased by RMB 2.9 billion year on year; procurement cost increased by RMB 15.2 billion year on year, as a result of expansion of LNG business and increase in LNG price.

In the first half of 2019, the oil and gas lifting cost was RMB 795 per tonne, representing an increase of 3.6% year on year.

In the first half of 2019, the operating profit of the segment was RMB 6.2 billion, realising a turnaround, representing an increase of RMB 6.7 billion compared with the same period of last year. This was mainly because the segment enhanced fine development of oilfield, made efforts to increase production of natural gas, strengthened cost control, and effectively improved profitability.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2019, operating revenues of the segment were RMB 597.8 billion, representing an increase of 0.8% year on year. This was mainly because facing strong market competition, the company brought the advantage of integrated operations into full play, maintained high utilisation rate, and increased sales volume.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company's major refined oil products of the segment in the first half of 2019 and that of the same period of 2018.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2019	2018	(%)	2019	2018	(%)
Gasoline	30,371	29,203	4.0	7,070	7,174	(1.4)
Diesel	30,748	30,731	0.1	5,479	5,567	(1.6)
Kerosene	11,714	10,706	9.4	4,220	4,167	1.3
Chemical feedstock	19,729	18,980	3.9	3,501	3,728	(6.1)
Other refined petroleum products	30,699	29,751	3.2	3,049	3,190	(4.4)

In the first half of 2019, the sales revenues of gasoline were RMB 214.7 billion, representing an increase of 2.5% year on year, accounting for 35.9% of the segment's operating revenue.

In the first half of 2019, the sales revenues of diesel were RMB 168.5 billion, representing a decrease of 1.5% year on year, accounting for 28.2% of the segment's operating revenue.

In the first half of 2019, the sales revenues of kerosene were RMB 49.4 billion, representing an increase of 10.8% year on year, accounting for 8.3% of the segment's operating revenue.

In the first half of 2019, the sales revenues of chemical feedstock were RMB 69.1 billion, representing a decrease 2.4% year on year, accounting for 11.6% of the segment's operating revenue.

In the first half of 2019, the sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 93.6 billion, representing a decrease of 1.4% year on year, accounting for 15.7% of the segment's operating revenue.

In the first half of 2019, the segment's operating expenses were RMB 578.7 billion, representing an increase of 4.4% year on year, which was mainly attributable to increased crude purchasing volume and costs.

In the first half of 2019, the average processing cost of crude oil was RMB 3,389 per tonne, representing an increase of 3.5% year on year. Total crude oil throughput was 125.50 million tonnes (excluding volume processed for third parties), representing an increase of 3.3% year on year. In the first half of 2019, the total processing cost for crude oil was RMB 425.3 billion, representing an increase of 6.9% year on year, accounting for 73.5% of the segment's operating expenses, an increase of 1.7 percentage points year on year.

In the first half of 2019, the refining margin was RMB 383 per tonne, down by RMB 161 per tonne, representing a decrease of 29.6% year on year, which was mainly due to the increase of crude oil procurement costs resulting from rising premium on crude oil prices, rising overseas shipping insurance premiums and depreciation of the RMB exchange rate, as well as the significant weaker margin of naphtha, liquefied petroleum gas and other petroleum refining products compared with a year ago.

In the first half of 2019, the unit refining cash operating cost (defined as operating expenses less cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB 165 per tonne, representing a decrease of 1.5% year on year, which was mainly because the segment maintained a high utilisation rate and lowered energy and material consumption to further reduce costs.

The segment realised an operating profit of RMB 19.1 billion, representing a decrease of 51.0% year on year.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting direct sales and wholesale to domestic customers and retailing, distributing oil products through the segment's retail and distribution network, as well as providing related services.

In the first half of 2019, the operating revenues of the segment were RMB 691.8 billion, up by 3.5% year on year. This was mainly due to refined oil products sales volume growth. The sales revenues of gasoline were RMB 337.6 billion, representing an increase of 1.3% year on year; the sales revenue of diesel was RMB 236.6 billion, up by 4.1% year on year, and the sales revenue of kerosene was RMB 55.4 billion, up by 8.8% year on year.

The following table sets forth the sales volumes, average realised prices and respective percentage changes of the segment's four major refined oil products in the first half of 2019 and that of the same period of 2018, including detailed information about retail, direct sales and distribution of gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2019	2018	(%)	2019	2018	(%)
Gasoline	45,107	43,633	3.4	7,483	7,634	(2.0)
Retail	33,607	33,625	(0.1)	7,976	8,050	(0.9)
Direct sales and Distribution	11,499	10,008	14.9	6,044	6,236	(3.1)
Diesel	41,594	39,858	4.4	5,687	5,702	(0.3)
Retail	20,371	20,037	1.7	6,131	6,212	(1.3)
Direct sales and Distribution	21,223	19,821	7.1	5,261	5,186	1.4
Kerosene	13,010	12,071	7.8	4,261	4,220	1.0
Fuel oil	11,113	10,528	5.6	2,925	2,653	10.2

In the first half of 2019, the operating expenses of the segment were RMB 677.1 billion, representing an increase of 4.0% year on year. This was mainly due to the expansion of business scale and increased procurement costs.

In the first half of 2019, the segment's marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, divided by the sales volume) was RMB 172 per tonne, representing a decrease of 13.1% year on year. This was mainly due to the adjustment of accounting of related leased assets, such as land and gas stations, in accordance with the New Lease Standard.

In the first half of 2019, the operating revenues of non-fuel business was RMB 16.7 billion, and the profit of non-fuel business was RMB 1.9 billion representing an increase of 11.8% compared with the same period of 2018.

In the first half of 2019, the segment's operating profit was RMB 14.7 billion, representing a decrease of 14.4% year on year, which was mainly attributed to the strong competition in the domestic refined oil market and the narrowing of retail spread.

(4)	Chemicals Segment
Business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and the third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2019, operating revenues of the chemicals segment were RMB 260.5 billion, representing an increase of 1.6% year on year, which was mainly due to the expansion of chemical business scale.

The sales revenue generated by the segment's six major categories of chemical products (namely basic organic chemicals, synthetic fibre monomer and polymer, synthetic resin, synthetic fibre, synthetic rubber, and chemical fertiliser) totalled RMB 246.3 billion, representing an increase of 1.6% year on year, accounting for 94.6% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment's six categories of chemical products for the first half of 2019 and that of the same period of 2018.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2019	2018	(%)	2019	2018	(%)
Basic organic chemicals	27,312	25,824	5.8	4,526	5,091	(11.1)
Synthetic fibre monomer and polymer	8,328	5,541	50.3	5,839	6,740	(13.4)
Synthetic resin	7,686	7,194	6.8	7,928	8,495	(6.7)
Synthetic fibre	661	639	3.4	9,063	9,405	(3.6)
Synthetic rubber	631	540	16.9	9,687	10,686	(9.3)
Chemical fertiliser	473	409	15.6	2,212	2,024	9.3

In the first half of 2019, the operating expenses of the segment were RMB 248.6 billion, representing an increase of 3.4% year on year, which was mainly due to the increase of total production volume and prices of individual chemical feedstock.

The segment's operating profit in the first half of 2019 was RMB 11.9 billion, representing a decrease of 24.5% year on year, which was mainly due to the strong competition of chemical market because of oversupply, and the decrease of gross margin.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of Sinopec Corp.'s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2019, the operating revenues generated from corporate and others were RMB 770.2 billion, representing an increase of 31.6% year on year. This was mainly due to increased trading volume of international crude oil and refined oil products, and the rapid growth of the business scale for chemical products and equipment on Sinopec E-commerce platform.

In the first half of 2019, the operating expenses for corporate and others were RMB 772.7 billion, representing an increase of 31.0% year on year.

In the first half of 2019, the segment's operating loss amounted to RMB 2.6 billion, down by RMB 1.9 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
			Unit: RMB million

	As of 30 June	As of 31 December
	2019	2018	Change
Total assets	1,824,845	1,592,308	232,537
Current assets	544,858	504,120	40,738
Non-current assets	1,279,987	1,088,188	191,799
Total liabilities	957,629	735,773	221,856
Current liabilities	605,435	565,098	40,337
Non-current liabilities	352,194	170,675	181,519
Total equity attributable to owners of the Company	723,452	717,284	6,168
Share capital	121,071	121,071	—
Reserves	602,381	596,213	6,168
Non-controlling Interests	143,764	139,251	4,513
Total equity	867,216	856,535	10,681

As of 30 June 2019, the Company's total assets were RMB 1,824.8 billion, representing an increase of RMB 232.5 billion compared with the end of 2018, of which:

•
Current assets were RMB 544.9 billion, representing an increase of RMB 40.7 billion compared with that as of the end of 2018. This was mainly attributable to an increasing of RMB 38.3 billion in inventories. Account receivable increased by RMB 15.5 billion, time deposits with financial institution increased by RMB 15.3 billion, cash and cash equivalents decreased by RMB 19.1 billion, financial assets at fair value through profit and loss decreased by RMB 6.2 billion, and derivatives financial assets decreased by 4.2 billion.

•
Non-current assets were RMB 1,280.0 billion, representing an increase of RMB 191.8 billion compared with that as of the end of 2018. The change was mainly due to the net increase of the right-of-use assets and lease prepayments of RMB 204.9 billion, the construction in progress increased by RMB 11.2 billions. The net value of property, plant and equipment decreased by RMB 16.5 billion.

As of 30 June 2019, the Company's total liabilities were RMB 957.6 billion, representing an increase of RMB 221.9 billion compared with that as of the end of 2018, of which:

•
Current liabilities were RMB 605.4 billion, representing an increase of RMB 40.3 billion compared with that as of the end of 2018. This was mainly attributable to an increase of RMB 38.0 billion in short-term debts, an increase of RMB 15.5 billion of lease liabilities due within one year and an increase of RMB 38.7 billion in accounts payable, and a decrease of RMB 44.0 billion in other payables, as well as a fall of RMB 11.6 billion derivative financial liabilities.

•
Non-current liabilities were RMB 352.2 billion, representing an increase of RMB 181.5 billion compared with that as of the end of 2018, mainly due to the increase in lease liabilities of RMB 182.3 billion,

As of 30 June 2019, total equity attributable to owners of the Company was RMB 723.5 billion, representing an increase of RMB 6.2 billion compared with that as of the end of 2018, which was mainly due to the increase in reserves of RMB 6.2 billion.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for the first half of 2019 and of 2018.

			Unit: RMB million

	Six-month period ended 30 June		Changes
Major items of cash flows	2019	2018	in amount
Net cash generated from operating activities	32,918	71,620	(38,702)
Net cash generated from/(used in) investing activities	(49,073)	19,258	(68,331)
Net cash used in financing activities	(2,945)	(49,308)	46,363
Net (decrease)/increase in cash and cash equivalents	(19,100)	41,570	(60,670)

In the first half of 2019, net cash generated from operating activities was RMB 32.9 billion, representing a decrease of RMB 38.7 billion year on year. This was mainly due to a decrease of RMB 18.7 billion in profit before taxation, and accounts receivable and net change for other current assets increased by RMB 21.2 billion.

In the first half of 2019, net cash used in investing activities was RMB 49.1 billion, representing an increase of RMB 68.3 billion year on year. This was mainly due to: decrease of RMB 31.7 billion proceeds from sales of financial assets which are measured at fair value through profit or loss; increase of RMB 15.2 billion outflow for time deposits with maturities of over three months, and the capital expenditure increased by RMB 9.4 billion. The purchases of financial assets at fair value through profit or loss increased by RMB 6.2 billion, and the proceeds from the sale of property, plant, equipment and other long term assets decreased by RMB 7.4 billion.

In the first half of 2019, net cash used in financing activities was RMB 2.9 billion, representing a decrease of RMB 46.4 billion year on year, which was mainly attributable to the proceeds from bank and other loans increased by RMB 13.7 billion year on year, repayment of bank and other loans decreased by RMB 15.0 billion, dividends paid by Company decreased by RMB 16.9 billion, and dividends paid by subsidiaries to non-controlling interests decreased by RMB 6.6 billion.

As of 30 June 2019, the cash and cash equivalents were RMB 92.8 billion.

(3)	Contingent Liabilities
Please refer to "Material Guarantee Contracts and Their Performances" in the "Significant Events" section of this report.

(4)	Capital Expenditures
Please refer to "Capital Expenditures" in the "Business Review and Prospects" section of this report.

(5)	Research & Development and environmental expenditure
Research and Development expenditure occurred in the period including R&D expenses. In the first half of 2019, the Company's research and development expenditure amounted to RMB 5.656 billion, of which expensed was RMB 3.989 billion and capital expenditure was RMB 1.667 billion.

Environmental expenditures refer to the normal routine pollutant cleaning fees paid by the Company, excluding capitalised cost of pollutant treatment facilities. In the first half of 2019, the environmental expenditures amounted to RMB 3.593 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values

Unit: RMB million

Items	Beginning o the reporting period	End of the reporting period	Profits and losses from variation of fair values in the current reporting period	Accumulated variation of fair values recorded as equity	Impairment loss provisionof the current reporting period	Funding source
Financial assets at fair value through profit or loss of the reporting period	25,732	19,539	102	—	—	Self-owned fund
Structured deposit	25,550	19,413	145	—	—
Stock	182	126	(43)	—	—
Derivative financial instruments	1,584	283	(3,523)	—	—	Self-owned fund
Cash flow hedges	(7,268)	1,421	(71)	4,696	—	Self-owned fund
Other equity instruments	1,450	1,426	—	(24)	—	Self-owned fund
Total	21,498	22,669	(3,492)	4,672	—

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASs
The major differences between the Company's financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company from page 135 in this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Operating income
Exploration and Production Segment	103,804	87,924
Refining Segment	597,797	593,327
Marketing and Distribution Segment	691,842	668,325
Chemicals Segment	260,488	256,268
Corporate and Others	770,161	585,443
Elimination of inter-segment sales	(925,096)	(891,035)
Consolidated operating income	1,498,996	1,300,252
Operating profit/(loss)
Exploration and Production Segment	5,449	(1,249)
Refining Segment	18,171	37,981
Marketing and Distribution Segment	14,561	17,411
Chemicals Segment	11,663	15,210
Corporate and Others	847	(3,211)
Elimination of inter-segment sales	(244)	(5,440)
Financial expenses, losses/gains from changes in fair value, investment income and disposal income/expenses	(2,869)	5,389
Other income	1,600	1,849
Consolidated operating profit	49,178	67,940
Net profit attributable to equity shareholders of the Company	31,338	41,600

Operating profit: In the first half of 2019, the operating profit of the Company was RMB 49.2 billion, representing a decrease of 27.6% year on year. This was mainly attributable to the impact by weaker gross margin of major products in refining and chemical segments.

Net profit: In the first half of 2019, net profit attributable to the equity shareholders of the Company was RMB 31.3 billion, representing a decrease of 24.7% year on year.

(2)	Financial data prepared under CASs:

	At 30 June	At 31 December
	2019	2018	Changes
	RMB million	RMB million	RMB million
Total assets	1,824,845	1,592,308	232,537
Non-current liabilities	351,098	169,551	181,547
Shareholders' equity	868,312	857,659	10,653

Total assets: As of 30 June 2019, the Company's total assets were RMB 1,824.8 billion, representing an increase of RMB 232.5 billion compared with the end of 2018. This was mainly due to the increase in the right-of-use assets of RMB 204.6 billion, inventories increased by RMB 38.3 billion, accounts receivable increased by RMB 15.5 billion, cash at bank and on hand and financial assets held for trading decreased by RMB 10.1 billion, and fixed assets decreased by RMB 16.5 billion.

Non-current liabilities: As of 30 June 2019, the Company's non-current liabilities were RMB 351.1 billion, representing an increase of RMB 181.5 billion compared with the end of 2018. This was mainly due to the increase in lease liabilities of RMB 182.3 billion.

Shareholders' equity: As of 30 June 2019, total shareholders' equity of the Company was RMB 868.3 billion, representing an increase of RMB 10.7 billion compared with the end of 2018.

(3)	The results of the principal operations by segments

	Operating income	Operating cost	Gross profit margin*	Increase of operating income on a year-on-year basis	(Decrease)/ increase of operating cost on a year-on-year basis	Increase/(decrease) of gross profit margin on a year-on-year basis
Segments	(RMB million)	(RMB million)	(%)	(%)	(%)	(percentage point)
Exploration and Production	103,804	82,831	15.4	18.1	16.3	2.5
Refining	597,797	455,993	4.8	0.8	5.1	(3.4)
Marketing and Distribution	691,842	645,780	6.5	3.5	4.2	(0.6)
Chemicals	260,488	236,932	8.7	1.6	3.4	(1.5)
Corporate and Others	770,161	766,409	0.5	31.6	31.6	(0.0)
Elimination of inter-segment sales	(925,096)	(924,852)	N/A	N/A	N/A	N/A
Total	1,498,996	1,263,093	7.7	15.3	20.2	(2.3)
*	Gross profit margin = (Operating income – Operating cost, tax and surcharges)/Operating income

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY'S ACCOUNTING POLICY, ESTIMATES AND METHODS

Please refer to Note 3 in the interim financial statement prepared in accordance with the Accounting Standards for Business Enterprises (CASs) and Note 22 in the interim financial statement prepared in accordance with International Accounting Standard.

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. complied with its Articles of Association and domestic and overseas regulations, and committed itself to continuously improving its corporate governance. It timely amended the Articles of Association and the internal control procedures, actively implemented "the campaign of promoting the execution effectiveness of internal control" to strengthen the internal control and risk management, and optimised relevant procedures for Party organisation to participate in corporate governance. The audit committee of the Board strengthened the communication and coordination with external auditors. It also completed the information disclosure with high quality and further strengthened investor relations work to promote enterprise value. Its sustainable development achieved positive results and earned social recognition.

During the reporting period, on 9 May 2019, Sinopec Corp. convened 2018 Annual General Meeting in Beijing, China, in compliance with relevant laws, regulations and the notice, and convening and holding procedures under the Articles of Association. For the details of the meeting, please refer to the poll results announcement published in China Securities Journal, Shanghai Securities News, and Securities Times and on the website of Shanghai Stock Exchange on 10 May 2019 and the website of Hong Kong Stock Exchange on 9 May 2019.

(2)
During the reporting period, none of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders, or de facto controller of Sinopec Corp. was investigated by the CSRC, administratively punished or publicly reprimanded by the CSRC, the Hong Kong Securities and Futures Commission, and the Securities and Exchange Commission of the United States, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, or the London Stock Exchange.

(3)	Equity interests of directors, supervisors, and other senior management

As at 30 June 2019, apart from 13,000 A shares of Sinopec Corp. held by Director and Senior Vice President Mr. Ling Yiqun, none of the directors, supervisors, or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. confirmed that none of them or any of their associates had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (Model Code) contained in Appendix 10 based on the Hong Kong Listing Rules.

As required under the Hong Kong Listing Rules, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (the Rules and the Code) to stipulate securities transactions by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp., all the directors confirmed that they had complied with the required standards of the Model Code as well as those set out in the Rules and the Code during the reporting period.

(4)	Compliance with the Corporate Governance Code
During the reporting period, Sinopec Corp. has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules.

(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has reviewed and confirmed the Interim Report.

2	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2018
Upon its approval at its 2018 Annual General Meeting, Sinopec Corp. distributed the final cash dividend of RMB 0.26 per share (tax inclusive). The final dividend for 2018 has been distributed to shareholders on or before 21 June 2019 who were registered as existing shareholders as at 10 June 2019. Combined with the 2018 interim cash dividend of RMB 0.16 per share (tax inclusive), the total cash dividend for the whole year 2018 amounted to RMB 0.42 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six months ended 30 June 2019
As approved at the seventh meeting of the seventh session of the Board, the interim dividend for the six months ended 30 June 2019 of RMB 0.12 per share (tax inclusive) will be distributed based on the total number of shares as of 16 September 2019 (record date) in cash.

The 2019 interim dividend distribution plan of Sinopec Corp., with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 26 September 2019 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on 16 September 2019 (Monday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen's Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on 9 September 2019 (Monday). The register of members of H shares of Sinopec Corp. will be closed from 10 September 2019 (Tuesday) to 16 September 2019 (Monday) (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People's Bank of China one week ahead of the date of declaration of the interim dividend, i.e. 23 August 2019 (Friday).

In accordance with the Enterprise Income Tax Law of the People's Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation form retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. In the case that the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic en-terprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

3	MAJOR PROJECTS

(1)	Hainan refining and chemical expansion project
Hainan Refining and Chemical expansion project consists of 5,000,000 tpa refinery project and 1,000,000 tpa ethylene project, among which, the second set of high-efficiency and environment-friendly aromatics project started in August 2017 is expected to be put into operation in September 2019. The Company's self-owned fund accounts for approximately 30% of the project, and investment and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 2.7 billion.

(2)	Zhongke integrated refining and chemical project
Zhongke integrated refining and petrochemical project consists mainly of a 10,000,000 tpa refinery, 800,000 tpa ethylene unit, 300,000 tonne jetty and relevant utilities. The mechanical completion is expected to be achieved in December 2019. The Company's self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 21.7 billion.

(3)	Zhenhai Refining & Chemical expansion project
Zhenhai Refining & Chemical expansion project consists of 15,000,000 tpa refinery project and 1,200,000 tpa ethylene project. The project was approved in June 2018, ethylene and relevant projects started at the end of October 2018 and the mechanical completion is expected to be achieved in December 2021. The Company's self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 1.6 billion.

(4)	Erdos-Anping-Cangzhou pipeline project
The first phase of Erdos-Anping-Cangzhou pipeline project mainly consists of the main pipeline from Luquan to Cangzhou and two branch pipelines named Puyang and Baoding respectively. Total length of the pipeline is 736 kilometers and designed transmission capacity is 9 billion cubic meters per year. It is expected to be completed and put into operation in December 2019. The Company's self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 5.5 billion.

(5)	Wen 23 gas storage project
The first phase of Wen 23 gas storage project mainly consists of construction of injection and production wells and surface facilities with storage capacity of 8.431 billion cubic meters. The gas storage is expected to be officially put into operation in July 2020. The Company's self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 7.0 billion.

(6)	Xinqi pipeline project
The first phase of Xinqi gas pipeline project mainly consists of pipeline from Qianjiang to Shaoguan with total length of 839.5 kilometres and designed transmission capacity of 6 billion cubic meters per year. It is expected to be completed and put into operation in July 2020. The Company's self-owned fund accounts for 38% of the project investment and bank loan is the main source of the remaining 62%. As of 30 June 2019, the aggregate investment was RMB 6.3 billion.

(7)	Weirong shale gas project
Under the guidance of "overall deployment, stage-wise implementation and fully consideration", the building of first phase of production capacity, which is 1 billion cubic meters per year, was promoted comprehensively since August 2018. It is expected to be completed and put into operation in December 2020. The Company's self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2019, the aggregate investment was RMB 1.6 billion.

4	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.	Sinopec Corp.
Bond name	2010 Corporate bond	2012 Corporate bond	2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化02
Code	122052	122150	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2020
Amount issued (RMB billion)	9	7	4
Outstanding balance (RMB billion)	9	7	4
Interest rate (%)	4.05	4.90	3.70
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued of "10石 化02" and "12石化02" during the reporting period.
Investor Qualification Arrangement	15石化02 was publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds
Listing place	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited
27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Huang Xu, Zhai Ying
(010) 6505 1166
Credit rating agency	United Credit Ratings Co., Ltd.
12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit Ratings Co., Ltd. provided credit rating for 10石化02, 12石化02 and 15石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The long term credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, Sinopec Corp. has published latest credit rating results through media designated by regulators within two months commencing from the announcement date of annual report.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no credit addition mechanism and change of the repayment arrangement for the above-mentioned corporate bonds. Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay interests of the corporate bonds.

The guarantee of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantee, please refer to the interim report of corporate bonds which will be published on website of Shanghai  Stock Exchange by China Petrochemical Corporation

Convening of corporate bond holders' meeting	During the reporting period, the bondholders' meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company's credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders' legitimate rights and interests. The bond trustee has disclosed the Trustee Management Affairs Report. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn)

Principal accounting data and financial indicators as of 30 June 2019

	As of 30 June	As of 31 December
Principal data	2019	2018	Change	Reasons for change
Current ratio	0.90	0.89	0.01	Due to the increase of current asset
Quick ratio	0.53	0.57	(0.04)	Due to the increase of inventories
Liability-to-asset ratio	52.42%	46.14%	6.28 percentage points	Due to impact of New Lease Standard
Loan repayment rate	100%	100%	—	—

	Six-month period ended 30 June
	2019	2018	Change	Reasons for change
EBITDA-to-interest coverage ratio	12.20	35.40	(23.20)	Due to the increase of interest expense resulting from New Lease Standard
Interest payment rate	100%	100%	—	—

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 30 June 2019, the standby credit line provided by several domestic financial institutions to the Company was RMB 388.388 billion in total, facilitating the Company to get such amount of unsecured loans. During the reporting period, Sinopec Corp. fulfilled relevant undertakings in the prospectus of corporate bonds. During the reporting period, Sinopec Corp. had no significant matters which could influence the Company's operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities of 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and was repaid in full; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and was repaid in full; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of the notes with maturities of 10 years and 30 years.

5	CAPITAL INCREASE AND ASSETS TRANSFER TO SINOPEC-SK (WUHAN) PETROCHEMICAL CO., LTD., (SINOPEC-SK)
On 29 April 2019, Sinopec Corp. entered into the Sinopec-SK Capital Increase Agreement with Sinopec Group Asset Management Co., Ltd. (Sinopec Asset), SK GLOBAL CHEMICAL CO., LTD. (SKGC) and Sinopec-SK, jointly, to agree upon the Capital Increase in Sinopec-SK. Upon completion of the Capital Increase, Sinopec Corp.'s shareholding in Sinopec-SK reduced from 65% to 59%, Sinopec Asset's shareholding increased from 0% to 6% and SKGC's shareholding remained unchanged at 35%. On the same date, Sinopec Corp. entered into the Asset Transfer Agreement with Sinopec-SK. The Sinopec-SK Capital Increase and the Asset Transfer were completed on 8 July 2019. For the details, please refer to the announcements published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times, and on the website of Shanghai Stock Exchange on 30 April 2019 and 9 July 2019 and on the website of Hong Kong Stock Exchange on 29 April 2019 and on 8 July 2019.

6	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petro-chemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endows the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company owns a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company's capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and owns a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement are taking shape, which include exploration and development of oil and gas, refining, petrochemicals and strategic emerging technologies. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company owns a strong technical strength.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable de-velopment. Moreover, the Company owns an outstanding "Sinopec" brand name, plays an important role in the national economy and is a renowned and reputable company in China.

7	CONTINUING CONNECTED TRANSACTIONS DURING THE REPORTING PERIOD
Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements with respect to continuing connected transactions, including the mutual supply agreement, the cultural, educational, hygiene and auxiliary agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property licensing agreement and safety production insurance fund document.

Pursuant to the above-mentioned agreements on continuing connected transactions (as amended from time to time), the aggregate amount of the connected transactions of the Company during the reporting period was RMB 207.453 billion. Among which, purchases expenses amounted to RMB 131.922 billion, representing 8.63% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) of RMB 123.958 billion, purchases of cultural, educational, hygiene and auxiliary services of RMB1.544 billion, payment of property rent of RMB 252 million, payment of land use rights of RMB 5.386 billion, and interest expenses of RMB 782 million. The sales income amounted to RMB 75.531 billion, representing 4.8% of the total amount of this type of transaction for the reporting period, including sales of products and services of RMB 74.988 billion, agency commission income of RMB 46 million, and interest income of RMB 497 million.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

8	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related parties	Relations	Balance at the beginning of the period	Amount incurred	Balance at the end of the period	Balance at the beginning of the period	Amount incurred	Balance at the end of the period
Sinopec Group	Parent company and its subordinate companies*	29,415	4,122	33,537	30,232	380	30,612
Other related parties	Associates and joint ventures	1,431	(418)	1,013	333	(63)	270
Total		30,846	3,704	34,550	30,565	317	30,882
Reason for provision of funds between related parties	Loans and other accounts receivable and accounts payable
Impacts on the Company	No material negative influence

*: Subordinate companies include subsidiaries, joint ventures and associates.

9	SIGNIFICANT LITIGATION AND ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the reporting period.

10	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any court's effective judgments which should be executed or any large amount of debt which should be repaid.

11	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any significant contracts subject to disclosure obligations during the reporting period.

12	SIGNIFICANT EQUITY INVESTMENTS
During the reporting period, the Company did not have significant equity investment.

13	SIGNIFICANT ASSETS AND EQUITY SALE
During the reporting period, there was no significant assets or equity sale of the Company

14	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.
During the reporting period, the deposit placed by the Company in Sinopec Finance Co., Ltd. (Finance Company) and Sinopec Century Bright Capital Investment Ltd. (Century Bright Company) was strictly in compliance with the cap as approved at the general meeting of shareholders. During daily operations, the deposits placed by the Company in the Finance Company and Century Bright Company can be fully withdrawn for the Company's use.

15	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB Million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed companies	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter-guarantee	Whether guaranteed for connected parties[1]
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	11,49	25 May 201	25 May 2016 –31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	—	No	Yes
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	6,147	18 April 2018	18 April 2018 –31 December 2031	Joint liability guarantee	No	No	—	No	No
Sinopec Corp.	The listed company itself	Yanbu Aramco Sinopec Refining Company (YASREF) Limited	no specific amount agreed, guarantee on contract performance	31 December 2014	30 years from the date YASRFE requires supply of hydrogen from Air Liquedie Arabia LLC.	Joint liability guarantee	Yes	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./ Sonangol E.P./SSI15	7,434			Joint liability guarantee	No	No	—	Yes	No
Total amount of guarantees provided during the reporting period[2]	0
Total amount of guarantee balance at the end of reporting period[2] (A)	21,755
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	0
Total amount of guarantee for controlled subsidiaries balance at the end of the reporting period (B)	11,975
Total amount of guarantees provided by the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	33,730
The proportion of the total amount of guarantees attribute to the Sinopec Corp.'s net assets (%)	4.66
Among which:
Guarantees provided for shareholders, de facto controller and connected parties (C)	0
Amount of debt guarantees provided directly or indirectly for the companies with liabilities to assets ratio over 70% (D)	2,862
The amount of guarantees in excess of 50% of the net assets (E)	0
Total amount of the above three guarantee items (C+D+E)	2,862
Explanation of guarantee undue that might involve joint and several liabilities	None
Explanation of guarantee status	None

1:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.'s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

16	PERFORMANCE OF THE UNDERTAKINGS

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings	IPO	China	1 Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
related to Initial Public Offerings (IPOs)		Petrochemical Corporation	2 Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3 Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4 Granting licenses for intellectual property rights;
5 Avoiding competition within the same industry;
6 Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.'s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

17	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

18	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. and its subsidiaries did not implement any share incentive scheme during the reporting period.

19	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp.

20	INFORMATION ON MAJOR SUBSIDIARIES
The subsidiary whose net profit or investment income accounts for more than 10% of the Company's net profit:

Unit: RMB million

Company name	Registered capital	Percentage of share held by Sinopec Corp. (%)	Total asset	Net Assets	Net Profit/(Net Loss)	Revenue of principal business	Profit of principal business	Principal Activities
Sinopec Marketing Co., Ltd.	28,403	70.42	481,752	214,145	11,756	673,011	41,285	Sales of refined oil products

21	ENVIRONMENTAL PROTECTION BY SINOPEC CORP. AND ITS SUBSIDIARIES
During the reporting period, some subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have disclosed environmental information as required by the relevant authorities and local government. The details of such information were published on the local government website. Sinopec Corp. strictly implemented the new standards in refining and petrochemical industry, completed the treatment of sewage and flue gas, and actively conducted the com-prehensive treatment of VOCs, pollution prevention and control facilities remained in effective and stable operation. The Company further regulated environmental management of construction projects, enhanced assessment, and implemented "three-simultaneity" management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). All of the newly-built projects have obtained approvals from the environment authorities. Sinopec Corp. strictly complies with relevant national requirements on environment emergency plan management and continuously improves the emergency plans for environmental emergencies and heavy pollution weather. According to the national pollution permit and self-monitoring technology guidelines in relevant industries, we got pollutant discharge permit, modified the self-monitoring plan, and implemented new national requirements of sewage, waste gas and noise monitory, and disclosed the environmental monitoring results.

22	OTHER EVENTS
Sinopec Corp. published voluntary announcement and progress update announcements in relation to China International United Petroleum and Chemical Company Limited. For details, please refer to the announcements published in China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 28 December 2018, 5 January 2019 and 26 January 2019 and on the website of Hong Kong Stock Exchange on 27 December 2018, 4 January 2019 and 25 January 2019.

23	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China's and global economic situation. The development of Chinese economy has entered new normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. Trade protectionism could slow global trade growth, especially in emerging economies. The Company's business could also be adversely affected by such factors as the impact on export due to trade protectionism from some countries, impact on China-US trade friction, impact on import which is likely caused by regional trade agreements, impact on oversea oil and gas exploration and development, as well as on investment on refining and petrochemical and storage projects, due to the uncertainty of international oil price.

Risks with regard to the cyclical effects from the industry: The majority of the Company's operating income comes from the sales of refined oil products, and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only alleviate the adverse influences of industry cycle to certain extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other refined oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses, and further improvement in pricing mechanism of refined oil products, service stations open to foreign investment on full scale, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax, environmental tax and oil & gas industrial system, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, exhaust gases and solid wastes. The Company has built up the supporting waste treatment systems or entrust certain qualified companies to handle, so as to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, and adopt much more rigorous environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of capital with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline overtime which may adversely affect the Company's financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuated sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy, and as required by the new procedure and management of investment decision-making issued in 2017, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist because of expected investment not being enough due to increased prices of equipment and raw materials, expected progress not being on schedule due to difficulty of application for Environmental Impact Assessment Permit and Safety Impact Assessment Permit, and expected return not being achieved due to price change of commodities, during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company's overseas businesses and assets are subject to the jurisdiction of the host country's laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry policies and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution, and politicisation of investment and economic and trade issues, including in-stability of society and political situation in resource countries, trade friction, sanctions, barriers to entry, instability in the financial and taxation policies, public safety, contract defaults, tax dispute, severe environmental protection policies, etc., the Company's risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realized price of crude oil is based on international oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company's crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: Informatisation has penetrated to every field of the Company's operation business. The Company devotes significant resources to protecting our digital infrastructure and data against cyber-attacks, if our systems for protecting against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, loss of proprietary information, including loss of significant data, intellectual property, financial information and employer and customer data, as well as damage to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
None

2	NO CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT DURING THE REPORTING PERIOD

REPORT OF THE PRC AUDITOR

PwC ZT Yue Zi (2019) No.0041

To the Shareholders of China Petroleum & Chemical Corporation,

We have reviewed the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter "Sinopec Corp."), which comprise the consolidated and company balance sheets as at 30 June 2019, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders' equity and the consolidated and company cash flow statements for the six months period then ended, and the notes to the financial statements. Management of Sinopec Corp. is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises ("CASs"). Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This Standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of CASs, and cannot present fairly, in all material respects, the consolidated and the company's financial position of Sinopec Corp. as at 30 June 2019, and their financial performance and cash flows for the six months period then ended in accordance with the requirements of CASs.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA	Zhao Jianrong
Shanghai, the People's Republic of China
23 August 2019	Signing CPA	Gao Peng

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Tel: +86 (21) 2323 8888, Fax: +86 2323 8800, www.pwccn.com

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES UNAUDITED CONSOLIDATED BALANCE SHEET
As at 30 June 2019

	Note	At 30 June	At 31 December
		2019	2018
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	163,147	167,015
Financial assets held for trading	6	19,539	25,732
Derivative financial assets	7	3,690	7,887
Bills receivable	8	6,986	7,886
Accounts receivable	9	72,455	56,993
Prepayments	10	9,064	5,937
Other receivables	11	24,924	25,312
Inventories	12	222,891	184,584
Other current assets		22,162	22,774
Total current assets		544,858	504,120
Non-current assets
Long-term equity investments	13	148,016	145,721
Other equity instrument investments		1,426	1,450
Fixed assets	14	601,321	617,812
Construction in progress	15	148,116	136,963
Right-of-use assets	16	204,615	—
Intangible assets	17	103,141	103,855
Goodwill	18	8,680	8,676
Long-term deferred expenses	19	7,944	15,659
Deferred tax assets	20	18,526	21,694
Other non-current assets	21	38,202	36,358
Total non-current assets		1,279,987	1,088,188

Total assets		1,824,845	1,592,308
Liabilities and shareholders' equity
Current liabilities
Short-term loans	23	76,742	44,692
Derivative financial liabilities	7	1,986	13,571
Bills payable	24	6,749	6,416
Accounts payable	25	225,017	186,341
Contract liabilities	26	130,002	124,793
Employee benefits payable	27	13,000	7,312
Taxes payable	28	29,643	87,060
Other payables	29	80,199	77,463
Non-current liabilities due within one year	30	42,097	17,450
Total current liabilities		605,435	565,098
Non-current liabilities
Long-term loans	31	67,359	61,576
Debentures payable	32	22,975	31,951
Lease liabilities	33	182,309	—
Provisions	34	44,089	42,800
Deferred tax liabilities	20	5,843	5,948
Other non-current liabilities	35	28,523	27,276
Total non-current liabilities		351,098	169,551

Total liabilities		956,533	734,649
Shareholders' equity
Share capital	36	121,071	121,071
Capital reserve	37	119,247	119,192
Other comprehensive income	38	(1,388)	(6,774)
Specific reserve		2,678	1,706
Surplus reserves	39	203,678	203,678
Retained earnings		279,209	279,482
Total equity attributable to shareholders of the Company		724,495	718,355
Minority interests		143,817	139,304
Total shareholders' equity		868,312	857,659

Total liabilities and shareholders' equity		1,824,845	1,592,308

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED BALANCE SHEET
As at 30 June 2019

	Note	At 30 June	At 31 December
		2019	2018
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		71,662	82,879
Financial assets held for trading		10,500	22,500
Derivative financial assets		288	—
Bills receivable		340	156
Accounts receivable	9	28,650	29,989
Prepayments	10	3,778	2,488
Other receivables	11	61,078	57,432
Inventories		57,302	45,825
Other current assets		20,491	15,835
Total current assets		254,089	257,104
Non-current assets
Long-term equity investments	13	293,255	289,207
Other equity instrument investments		395	395
Fixed assets	14	291,289	302,082
Construction in progress	15	52,440	51,598
Right-of-use assets	16	116,645	—
Intangible assets		8,635	8,571
Long-term deferred expenses		2,463	2,480
Deferred tax assets		10,073	11,021
Other non-current assets		4,245	9,145
Total non-current assets		779,440	674,499

Total assets		1,033,529	931,603
Liabilities and shareholders' equity
Current liabilities
Short-term loans		31,119	3,961
Derivative financial liabilities		1	967
Bills payable		2,464	2,075
Accounts payable		90,942	82,343
Contract liabilities		4,273	4,230
Employee benefits payable		8,103	4,294
Taxes payable		20,019	54,764
Other payables		116,719	119,514
Non-current liabilities due within one year		32,841	16,729
Total current liabilities		306,481	288,877
Non-current liabilities
Long-term loans		47,643	48,104
Debentures payable		11,000	20,000
Lease liabilities		110,435	—
Provisions		33,936	33,094
Other non-current liabilities		4,668	4,332
Total non-current liabilities		207,682	105,530

Total liabilities		514,163	394,407
Shareholders' equity
Share capital		121,071	121,071
Capital reserve		68,802	68,795
Other comprehensive income		339	(485)
Specific reserve		1,427	989
Surplus reserves		203,678	203,678
Retained earnings		124,049	143,148
Total shareholders' equity		519,366	537,196

Total liabilities and shareholders' equity		1,033,529	931,603

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2019

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Operating income	40	1,498,996	1,300,252
Less: Operating costs	40/43	1,263,093	1,050,719
Taxes and surcharges	41	120,246	118,721
Selling and distribution expenses	43	29,740	27,661
General and administrative expenses	43	27,039	33,908
Research and development expenses	43/44	3,989	4,080
Financial expenses	42	5,163	263
Exploration expenses, including dry holes	43/45	4,347	4,362
Add: Other income	46	1,600	1,849
Investment income	47	2,774	5,884
Losses from changes in fair value	48	(306)	(450)
Credit impairment losses		(13)	38
Impairment losses	49	(82)	(137)
Asset disposal (losses)/gains		(174)	218
Operating profit		49,178	67,940
Add: Non-operating income	50	685	630
Less: Non-operating expenses	51	767	703
Profit before taxation		49,096	67,867
Less: Income tax expense	52	10,140	14,586
Net profit		38,956	53,281
Classification by going concern:
Continuous operating net profit		38,956	53,281
Termination of net profit		—	—
Classification by ownership:
Equity shareholders of the Company		31,338	41,600
Minority interests		7,618	11,681
Basic earnings per share	62	0.259	0.344
Diluted earnings per share	62	0.259	0.344
Other comprehensive income	38
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(20)	(17)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		(509)	(113)
Cash flow hedges		4,791	(508)
Foreign currency translation differences		306	896
Total other comprehensive income		4,568	258

Total comprehensive income		43,524	53,539
Attributable to:
Equity shareholders of the Company		35,916	41,603
Minority interests		7,608	11,936

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED INCOME STATEMENT
For the six-month period ended 30 June 2019

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Operating income	40	512,335	494,612
Less: Operating costs	40	404,570	369,561
Taxes and surcharges		81,950	83,045
Selling and distribution expenses		1,550	1,405
General and administrative expenses		11,167	16,810
Research and development expenses		3,727	3,888
Financial expenses		3,913	1,389
Exploration expenses, including dry holes		4,021	4,173
Add: Other income		891	593
Investment income	47	10,805	9,861
Gains/(losses) from changes in fair value		20	(171)
Credit impairment losses		8	14
Impairment losses		1	(49)
Asset disposal gains		21	252
Operating profit		13,183	24,841
Add: Non-operating income		111	145
Less: Non-operating expenses		277	289
Profit before taxation		13,017	24,697
Less: Income tax expense		510	4,082
Net profit		12,507	20,615
Classification by going concern:
Continuous operating net profit		12,507	20,615
Termination of net profit		—	—
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		27	—
Cash flow hedges		759	—
Total other comprehensive income		786	—

Total comprehensive income		13,293	20,615

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six-month period ended 30 June 2019

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,585,959	1,464,593
Refund of taxes and levies		736	905
Other cash received relating to operating activities		69,270	33,582
Sub-total of cash inflows		1,655,965	1,499,080
Cash paid for goods and services		(1,297,454)	(1,145,090)
Cash paid to and for employees		(32,849)	(32,167)
Payments of taxes and levies		(206,645)	(204,541)
Other cash paid relating to operating activities		(86,099)	(45,662)
Sub-total of cash outflows		(1,623,047)	(1,427,460)

Net cash flow from operating activities	54(a)	32,918	71,620
Cash flows from investing activities:
Cash received from disposal of investments		17,019	49,244
Cash received from returns on investments		4,038	3,609
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		107	7,480
Other cash received relating to investing activities		41,787	42,408
Sub-total of cash inflows		62,951	102,741
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(46,253)	(35,084)
Cash paid for acquisition of investments		(11,958)	(6,840)
Other cash paid relating to investing activities		(53,813)	(38,371)
Net cash paid for the acquisition of subsidiaries and other business entities		—	(3,188)
Sub-total of cash outflows		(112,024)	(83,483)

Net cash flow from investing activities		(49,073)	19,258
Cash flows from financing activities:
Cash received from capital contributions		1,570	502
Including: Cash received from minority shareholders' capital contributions to subsidiaries		1,570	502
Cash received from borrowings		331,459	317,798
Other cash received relating to financing activities		300	—
Sub-total of cash inflows		333,329	318,300
Cash repayments of borrowings		(293,992)	(308,961)
Cash paid for dividends, profits distribution or interest		(35,341)	(58,634)
Including: Subsidiaries' cash payments for distribution of dividends or profits to minority shareholders		(648)	(7,250)
Other cash paid relating to financing activities	54(d)	(6,941)	(13)
Sub-total of cash outflows		(336,274)	(367,608)

Net cash flow from financing activities		(2,945)	(49,308)
Effects of changes in foreign exchange rate		(40)	(34)

Net (decrease)/increase in cash and cash equivalents	54(b)	(19,140)	41,536

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CASH FLOW STATEMENT
For the six-month period ended 30 June 2019

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		591,443	575,001
Refund of taxes and levies		573	521
Other cash received relating to operating activities		1,080	2,267
Sub-total of cash inflows		593,096	577,789
Cash paid for goods and services		(431,378)	(388,198)
Cash paid to and for employees		(17,414)	(17,980)
Payments of taxes and levies		(137,807)	(133,955)
Other cash paid relating to operating activities		(3,625)	(7,019)
Sub-total of cash outflows		(590,224)	(547,152)

Net cash flow from operating activities		2,872	30,637
Cash flows from investing activities:
Cash received from disposal of investments		14,138	57,751
Cash received from returns on investments		8,453	23,497
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		17	469
Other cash received relating to investing activities		15,504	21,526
Sub-total of cash inflows		38,112	103,243
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(22,231)	(17,135)
Cash paid for acquisition of investments		(5,783)	(2,864)
Other cash paid relating to investing activities		(25,900)	(5,010)
Sub-total of cash outflows		(53,914)	(25,009)

Net cash flow from investing activities		(15,802)	78,234
Cash flows from financing activities:
Cash received from borrowings		73,981	56,132
Other cash received relating to financing activities		35,924	—
Sub-total of cash inflows		109,905	56,132
Cash repayments of borrowings		(47,206)	(95,449)
Cash paid for dividends or interest		(32,501)	(51,028)
Other cash paid relating to financing activities		(40,385)	—
Sub-total of cash outflows		(120,092)	(146,477)

Net cash flow from financing activities		(10,187)	(90,345)

Net (decrease)/increase in cash and cash equivalents		(23,117)	18,526

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2019

	Share capital	Capitalreserve	Other comprehensive income	Specific reserve	Surplusreserves	Retainedearnings	Total shareholders' equity attributable to equity shareholders of the Company	Minority interests	Total shareholders' equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy	—	—	(12)	—	—	12	—	—	—
Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070
Change for the period
1. Net profit	—	—	—	—	—	41,600	41,600	11,681	53,281
2. Other comprehensive income (Note 38)	—	—	3	—	—	—	3	255	258
Total comprehensive income	—	—	3	—	—	41,600	41,603	11,936	53,539
Transactions with owners, recorded directly in shareholders' equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 53)	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
4. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	448	448
5. Transaction with minority interests	—	32	—	—	—	—	32	(119)	(87)
6. Distributions to minority interests	—	—	—	—	—	—	—	(3,092)	(3,092)
Total transactions with owners, recorded directly in shareholders' equity	—	32	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
7. Net increase in specific reserve for the period	—	—	—	864	—	—	864	118	982
8. Others	—	(12)	—	—	—	(110)	(122)	1	(121)

Balance at 30 June 2018	121,071	119,577	(4,422)	1,752	199,682	283,533	721,193	136,118	857,311
Balance at 1 January 2019	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659
Change for the period
1. Net profit	—	—	—	—	—	31,338	31,338	7,618	38,956
2. Other comprehensive income (Note 38)	—	—	4,578	—	—	—	4,578	(10)	4,568
Total comprehensive income	—	—	4,578	—	—	31,338	35,916	7,608	43,524
Amounts transferred to initial carrying amount of hedged items	—	—	808	—	—	—	808	55	863
Transactions with owners, recorded directly in shareholders' equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 53)	—	—	—	—	—	(31,479)	(31,479)	—	(31,479)
4. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	437	437
5. Distributions to minority interests	—	—	—	—	—	—	—	(3,705)	(3,705)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	—	(31,479)	(31,479)	(3,268)	(34,747)
6. Net increase in specific reserve for the period	—	—	—	972	—	—	972	117	1,089
7. Others	—	55	—	—	—	(132)	(77)	1	(76)

Balance at 30 June 2019	121,071	119,247	(1,388)	2,678	203,678	279,209	724,495	143,817	868,312

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2019

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders'equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy	—	—	—	—	—	—	—
Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269
Change for the period
1. Net profit	—	—	—	—	—	20,615	20,615
2. Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	20,615	20,615
Transactions with owners, recorded directly in shareholders' equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 53)	—	—	—	—	—	(48,428)	(48,428)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	—	(48,428)	(48,428)
4. Net increase in specific reserve for the period	—	—	—	451	—	—	451
5. Others	—	—	—	—	—	(86)	(86)

Balance at 30 June 2018	121,071	68,789	196	933	199,682	149,150	539,821
Balance at 1 January 2019	121,071	68,795	(485)	989	203,678	143,148	537,196
Change for the period
1. Net profit	—	—	—	—	—	12,507	12,507
2. Other comprehensive income	—	—	786	—	—	—	786
Total comprehensive income	—	—	786	—	—	12,507	13,293
Amounts transferred to initial carrying amount of hedged items	—	—	38	—	—	—	38
Transactions with owners, recorded directly in shareholders' equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 53)	—	—	—	—	—	(31,479)	(31,479)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	—	(31,479)	(31,479)
4. Net increase in specific reserve for the period	—	—	—	438	—	—	438
5. Others	—	7	—	—	—	(127)	(120)

Balance at 30 June 2019	121,071	68,802	339	1,427	203,678	124,049	519,366

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
For the six-month period ended 30 June 2019

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People's Republic of China, and the headquarter is located in Beijing, the People's Republic of China. The approval date of the financial report is 23 Aug 2019.

According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" (the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the "Group") engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company's principal subsidiaries are set out in Note 57, and there are no significant changes related to the consolidation scope during current period.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises ("CASs")
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports" issued by the China Securities Regulatory Commission ("CSRC"). These financial statements present truly and completely the consolidated and company financial position as at 30 June 2019, and the consolidated and company financial performance and the consolidated and company cash flows for the six-month period ended 30 June 2019.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial assets held for trading (see Note 3(11))

—	Other equity instrument investments (see Note 3(11))

—	Derivative financial instruments (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company's and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group's consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries' functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 56.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree's carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group's interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree's identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary's assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary's financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary's minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary's identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group's previous share of the subsidiary's identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders' equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests' share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries' financial statements according to the Company's accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding "Retained earnings", are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company's separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company's share of the carrying amount of the subsidiary's equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee's policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group's accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group's interest in the fair value of the investee's identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised at the investor's share of the fair value of the investee's identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee's net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee's net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee's net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group's net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners' equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Lease
A lease is a contract if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease. Variable payments that are a percentage of sales is not included in lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) after balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost, the cost of the right-of-use assets comprise the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets on straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease term of 12 months or less, or leases for which the underlying assets are individually of low value when it is new, the Group recognises the lease payments associated with those leases as an expense on straight-line basis over the lease term or as cost of relevant assets, instead of recognising as right-of-use assets and lease liabilities.

(b)	As Lessor
The Group classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Other leases are classified as operating lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease payment which is based on a certain percentage of sales as lease income when it actually occurs.

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Fixed assets and construction in progress (Continued)
Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer's interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party's financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. Accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

Debt instruments held by the Group mainly include cash at bank and on hand, and receivables, etc. These financial assets are measured at amortised cost.

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.
In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income transfer to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group's financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

—	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

—	The cumulative gain or loss on the hedging instrument from inception of the hedge;

—	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm's length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset's remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group's expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group's ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods
Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets' useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company's holding company;

(k)	close family members of key management personnel of the Company's holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group's internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

•	engage in business activities from which it may earn revenues and incur expenses;

•	whose operating results are regularly reviewed by the Group's management to make decisions about resource to be allocated to the segment and assess its performance; and

•	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

(26)	Changes in significant accounting policies
Ministry of Finance (MOF) issued revised "No.21 Accounting Standards for Business Enterprises - Lease" ("New Lease Standard") in 2018, and also issued Cai Kuai [2019] No. 6 "Announcement of the revision of general enterprise financial statements format for 2019". The Group has adopted the above standard and guidelines to prepare the financial statements for the six-month period ended 30 June 2019. The impact to the Group and the Company's financial statements is as follows:

(a)	The revision of general enterprise financial statements format
(i)	The impact to the Group's financial statements is as follows:

Contents and reasons of the changes	Item	31 December 2018 RMB million	1 January 2018 RMB million
The Group separately presents bills and	Accounts receivable	56,993	68,494
accounts receivable into bills receivable	Bills receivable	7,886	16,207
and accounts receivable	Bills receivable and accounts receivable	(64,879)	(84,701)
The Group separately presents bills and	Accounts payable	186,341	200,073
accounts payable into bills payable and	Bills payable	6,416	6,462
accounts payable	Bills payable and accounts payable	(192,757)	(206,535)

(ii)	The impact to the Company's financial statements is as follows:

Contents and reasons of the changes	Item	31 December 2018 RMB million	1 January 2018 RMB million
The Company separately presents bills and	Accounts receivable	29,989	37,609
accounts receivable into bills receivable	Bills receivable	156	157
and accounts receivable	Bills receivable and accounts receivable	(30,145)	(37,766)
The Company separately presents bills	Accounts payable	82,343	83,449
and accounts payable into bills payable	Bills payable	2,075	3,155
and accounts payable	Bills payable and accounts payable	(84,418)	(86,604)

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies (Continued)

(b)	Lease
According to the provisions of new lease standard, the Group and the Company adjust the cumulative impact of first implementation of the standards into relevant items in the financial statements of 2019, and the comparative financial statements of 2018 have not been restated.

(i)	For operating lease contracts that already exist before the first implementation of the new lease standard, the Group and the Company apply different methods based on the remaining lease period:

If the remaining lease term is more than one year, the Group and the Company recognise the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate on 1 January 2019, and assume that the new lease standard was adopted on the commencement date of the lease, and recognise the right-of-use assets based on the incremental borrowing interest rate on 1 January 2019.

If the remaining lease period is 12 months or less, or leases for which the underlying assets are individually of low value when it is new, the Group and the Company adopt the simplified method that do not recognise the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.

	Affected amount on January 1 2019 (RMB Million)
The affected financial statement line item	The Group	The Company
Right-of-use assets	207,455	119,776
Lease liabilities	184,670	112,322
Current portion of non-current liabilities	13,894	7,454
Long-term deferred expenses	(8,125)	—
Prepayments	(766)	—

On 1 January 2019, the Group and the Company use the same discount rate for lease contracts with similar characteristics when measuring lease liabilities. The incremental borrowing interest rates range from 4.35% to 4.90%.

(ii)
On 1 January 2019, the Group reconciled the unpaid minimum operating lease payment that disclosed under the original lease standard to the lease liabilities recognised under the new lease standard as follows:

The Group
(RMB Million)
The minimum future operating lease payments disclosed on 31 December 2018	352,794
The present value of the above-mentioned minimum operating lease payments discounted at the incremental borrowing rate	200,867
Deduct: Present value of payments with terms of 12 months or less and leases for which the underlying assets are individually of low value when it is new	(2,303)
Lease liabilities recognised on 1 January 2019 (including Non-current liabilities due within one year) (Note 33)	198,564

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value-added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Effective from 13 January 2015
Products	(RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2019			At 31 December 2018
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi			8			82
Cash at bank
Renminbi			90,026			102,572
US Dollar	3,407	6.8747	23,419	3,377	6.8632	23,179
Hong Kong Dollar	125	0.8797	110	39	0.8762	35
EUR	2	7.8170	18	1	7.8473	11
Others			95			79
			113,676			125,958
Deposits at related parities
Renminbi			27,533			24,625
US Dollar	3,145	6.8747	21,608	2,389	6.8632	16,374
EUR	39	7.8170	300	4	7.8473	33
Others			30			25
			49,471			41,057
Total			163,147			167,015

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2019, time deposits with financial institutions of the Group amounted to RMB 70,365 million (2018: RMB 55,093 million).

At 30 June 2019, structured deposits included in cash at bank and on hand with financial institutions of the Group amounted to RMB 35,610 million (2018: RMB 77,909 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Structured deposits	19,413	25,550
Equity investments, listed and at quoted market price	126	182
Total	19,539	25,732

The financial assets are primarily the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps. See Note 61.

8	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2019, the Group's derecognised but outstanding bills due to endorsement or discount amounted to RMB 23,842 million (2018: RMB 4,385 million).

At 30 June 2019, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

9	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	73,055	57,599	28,781	30,120
Less: Allowance for doubtful accounts	600	606	131	131
Total	72,455	56,993	28,650	29,989

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2019				At 31 December 2018
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	72,114	98.7	—	—	56,431	97.9	—	—
Between one and two years	289	0.4	64	22.1	436	0.8	83	19.0
Between two and three years	104	0.1	16	15.4	289	0.5	165	57.1
Over three years	548	0.8	520	94.9	443	0.8	358	80.8
Total	73,055	100.0	600		57,599	100.0	606

	The Company
	At 30 June 2019				At 31 December 2018
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	28,465	98.8	—	—	29,797	98.9	—	—
Between one and two years	104	0.4	20	19.2	125	0.4	15	12.0
Between two and three years	78	0.3	6	7.7	54	0.2	10	18.5
Over three years	134	0.5	105	78.4	144	0.5	106	73.6
Total	28,781	100.0	131		30,120	100.0	131

At 30 June 2019 and 31 December 2018, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2019	2018
Total amount (RMB million)	15,126	15,699
Percentage to the total balance of accounts receivable	20.7%	27.3%
Allowance for doubtful accounts	—	—

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 61.

During for the six-month periods ended 30 June 2019 and 2018, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During for the six-month periods ended 30 June 2019 and 2018, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

10	PREPAYMENTS

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Prepayments	9,121	5,990	3,783	2,493
Less: Allowance for doubtful accounts	57	53	5	5
Total	9,064	5,937	3,778	2,488

Ageing analysis of prepayments is as follows:

	The Group
	At 30 June 2019				At 31 December 2018
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	8,867	97.2	1	—	5,683	94.9	—	—
Between one and two years	111	1.2	4	3.6	169	2.8	38	22.5
Between two and three years	36	0.4	19	52.8	60	1.0	5	8.3
Over three years	107	1.2	33	30.8	78	1.3	10	12.8
Total	9,121	100.0	57		5,990	100.0	53

	The Company
	At 30 June 2019				At 31 December 2018
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	3,598	95.1	—	—	2,306	92.6	—	—
Between one and two years	72	1.9	—	—	70	2.8	1	1.4
Between two and three years	34	0.9	3	8.8	36	1.4	1	2.8
Over three years	79	2.1	2	2.5	81	3.2	3	3.7
Total	3,783	100.0	5		2,493	100.0	5

At 30 June 2019 and 31 December 2018, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December
	2019	2018
Total amount (RMB million)	2,801	2,009
Percentage to the total balance of prepayments	30.7%	33.5%

11	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Other receivables	26,399	26,793	62,176	58,549
Less: Allowance for doubtful accounts	1,475	1,481	1,098	1,117
Total	24,924	25,312	61,078	57,432

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2019				At 31 December 2018
	Amount RMB	Percentage to total other receivables	Allowance RMB	Percentage of allowance to other receivables balance	Amount RMB	Percentage to total other receivables	Allowance RMB	Percentage of allowance to other receivables balance
	million	%	million	%	million	%	million	%
Within one year	23,854	90.4	—	—	24,301	90.7	—	—
Between one and two years	599	2.3	73	12.2	329	1.2	53	16.1
Between two and three years	112	0.4	28	25.0	320	1.2	21	6.6
Over three years	1,834	6.9	1,374	74.9	1,843	6.9	1,407	76.3
Total	26,399	100.0	1,475		26,793	100.0	1,481

	The Company
	At 30 June 2019				At 31 December 2018
	Amount RMB	Percentage to total other receivables	Allowance RMB	Percentage of allowance to other receivables balance	Amount RMB	Percentage to total other receivables	Allowance RMB	Percentage of allowance to other receivables balance
	million	%	million	%	million	%	million	%
Within one year	35,440	56.9	—	—	27,088	46.3	—	—
Between one and two years	6,692	10.8	4	0.1	13,233	22.6	1	—
Between two and three years	9,986	16.1	—	—	9,747	16.6	—	—
Over three years	10,058	16.2	1,094	10.9	8,481	14.5	1,116	13.2
Total	62,176	100.0	1,098		58,549	100.0	1,117

At 30 June 2019 and at 31 December 2018, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2019	2018
Total amount (RMB million)	9,838	6,837
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	37.3%	25.5%
Allowance for doubtful accounts	—	—

During the six-month periods ended 30 June 2019 and 2018, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2019 and 2018, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

12	INVENTORIES

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Raw materials	102,542	85,469
Work in progress	13,938	13,690
Finished goods	104,737	88,929
Spare parts and consumables	3,099	2,872
	224,316	190,960
Less: Provision for diminution in value of inventories	1,425	6,376
Total	222,891	184,584

During the six-month periods ended 30 June 2019, the provision for diminution in value of inventories of the Group was primarily due to the costs of finished goods were higher than net realisable value.

13	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	57,134	90,273	(1,686)	145,721
Additions for the period	1,918	436	—	2,354
Share of profits less losses under the equity method	2,500	3,375	—	5,875
Change of other comprehensive income under the equity method	(83)	(426)	—	(509)
Other equity movements under the equity method	56	(2)	—	54
Dividends declared	(4,638)	(887)	—	(5,525)
Disposals for the period	—	(39)	—	(39)
Foreign currency translation differences	52	36	(3)	85
Balance at 30 June 2019	56,939	92,766	(1,689)	148,016

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	259,934	16,093	21,163	(7,983)	289,207
Additions for the period	4,639	77	39	—	4,755
Share of profits less losses under the equity method	—	1,055	687	—	1,742
Change of other comprehensive income under the equity method	—	—	26	—	26
Dividends declared	—	(2,446)	(7)	—	(2,453)
Disposals for the period	—	—	(22)	—	(22)
Balance at 30 June 2019	264,573	14,779	21,886	(7,983)	293,255

For the six-month period ended 30 June 2019, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company's principal subsidiaries are set out in Note 57.

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1. Joint ventures
Fujian Refining & Petrochemical Company Limited ("FREP")	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited ("BASF-YPC")	PRC	PRC	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,547	40.00%
Taihu Limited ("Taihu")	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. ("YASREF")	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited ("Sinopec SABIC Tianjin")	PRC	PRC	UWAIDH AL-HARETHI	Manufacturing and distribution of petrochemical products	9,796	50.00%
2. Associates
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. ("Pipeline Ltd")	PRC	PRC	Quan Kai	Operation of natural gas pipelines and auxiliary facilities	200	50.00%
Sinopec Finance Company Limited("Sinopec Finance")	PRC	PRC	Zhao Dong	Provision of non-banking financial services	18,000	49.00%
PAO SIBUR Holding ("SIBUR")	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. ("CIR")	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group's principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	5,711	7,388	933	1,582	3,668	3,406	812	930	3,775	5,110
Other current assets	12,359	9,248	5,024	5,795	4,191	3,689	11,166	10,267	2,879	4,007
Total current assets	18,070	16,636	5,957	7,377	7,859	7,095	11,978	11,197	6,654	9,117
Non-current assets	18,137	19,271	10,808	11,086	10,199	9,216	51,497	51,873	13,659	13,990
Current liabilities
Current financial liabilities	(1,234)	(1,200)	(437)	(725)	(43)	(59)	(4,838)	(4,806)	(500)	(500)
Other current liabilities	(8,364)	(4,939)	(1,485)	(1,822)	(1,502)	(2,124)	(15,343)	(12,217)	(2,294)	(2,507)
Total current liabilities	(9,598)	(6,139)	(1,922)	(2,547)	(1,545)	(2,183)	(20,181)	(17,023)	(2,794)	(3,007)
Non-current liabilities
Non-current financial liabilities	(11,828)	(12,454)	—	(218)	(72)	(72)	(22,042)	(32,364)	(3,604)	(3,651)
Other non-current liabilities	(263)	(279)	(60)	(17)	(2,178)	(2,271)	(10,131)	(937)	(341)	(331)
Total non-current liabilities	(12,091)	(12,733)	(60)	(235)	(2,250)	(2,343)	(32,173)	(33,301)	(3,945)	(3,982)
Net assets	14,518	17,035	14,783	15,681	14,263	11,785	11,121	12,746	13,574	16,118
Net assets attributable to shareholders of the company	14,518	17,035	14,783	15,681	13,782	11,373	11,121	12,746	13,574	16,118
Net assets attributable to minority interests	—	—	—	—	481	412	—	—	—	—
Share of net assets from joint ventures	7,260	8,518	5,913	6,272	6,753	5,573	4,171	4,780	6,787	8,059
Carrying Amounts	7,260	8,518	5,913	6,272	6,753	5,573	4,171	4,780	6,787	8,059

Summarised income statement

Six-month period ended 30 June	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	28,083	28,846	9,664	10,143	7,567	7,508	37,294	36,772	10,288	11,587
Interest income	61	77	16	22	50	38	30	46	91	73
Interest expense	(302)	(327)	(16)	(24)	(34)	(32)	(749)	(654)	(69)	(94)
Profit/(loss) before taxation	348	3,889	1,202	1,654	1,893	1,511	(1,525)	(84)	1,246	2,200
Tax expense	(63)	(929)	(300)	(396)	(297)	(306)	29	(183)	(300)	(564)
Profit/(loss) for the period	285	2,960	902	1,258	1,596	1,205	(1,496)	(267)	946	1,636
Other comprehensive income/(loss)	—	—	—	—	882	148	(129)	(227)	—	—
Total comprehensive income/(loss)	285	2,960	902	1,258	2,478	1,353	(1,625)	(494)	946	1,636
Dividends from joint ventures	1,400	1,200	782	409	—	—	—	—	1,750	—
Share of net profit/(loss) from joint ventures	143	1,480	361	503	760	570	(561)	(100)	473	818
Share of other comprehensive income/(loss) from joint ventures (ii)	—	—	—	—	420	70	(48)	(85)	—	—

The share of profit and other comprehensive loss for the six-month period ended 30 June 2019 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 1,324 million (2018: RMB 747 million) and RMB 455 million (2018: RMB 85 million) respectively. As at 30 June 2019, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 25,103 million (31 December 2018: RMB 22,982 million).

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group's principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018	At 30 June 2019	At 31 December 2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	13,951	12,498	217,143	209,837	26,247	22,502	6,693	7,477	7,255	6,712
Non-current assets	38,527	39,320	18,062	16,359	172,393	170,796	48,645	49,961	1,062	1,828
Current liabilities	(635)	(1,020)	(208,167)	(200,402)	(27,712)	(23,293)	(7,733)	(7,252)	(837)	(961)
Non-current liabilities	(2,993)	(3,026)	(428)	(332)	(65,883)	(58,628)	(27,963)	(31,436)	(245)	(673)
Net assets	48,850	47,772	26,610	25,462	105,045	111,377	19,642	18,750	7,235	6,906
Net assets attributable to shareholders of the Company	48,850	47,772	26,610	25,462	104,603	110,860	19,642	18,750	7,235	6,906
Net assets attributable to minority interests	—	—	—	—	442	517	—	—	—	—
Share of net assets from associates	24,426	23,886	13,038	12,476	10,460	11,086	7,612	7,266	3,618	3,453
Carrying Amounts	24,426	23,886	13,038	12,476	10,460	11,086	7,612	7,266	3,618	3,453
Summarised income statement

Six-month period ended 30 June	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,339	2,402	2,514	2,007	27,686	27,642	6,641	5,645	1,216	1,287
Profit for the period	1,049	849	1,094	821	265	2,853	1,160	482	202	88
Other comprehensive income/(loss)	—	—	54	—	(4,177)	(3,144)	—	—	127	82
Total comprehensive income/(loss)	1,049	849	1,148	821	(3,912)	(291)	1,160	482	329	170
Dividends declared by associates	—	—	—	490	242	158	219	—	—	—
Share of profit from associates	525	425	536	402	26	285	450	187	101	44
Share of other comprehensive income/(loss) from associates (ii)	—	—	26	—	(410)	(314)	—	—	64	41

The share of profit and other comprehensive loss for the six-month period ended 30 June 2019 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,737 million (2018: RMB 1,257 million) and RMB 106 million (2018: other comprehensive income RMB 260 million) respectively. As at 30 June 2019, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 32,875 million (31 December 2018: RMB 31,370 million).

Note:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR's Board of Director and has a member in SIBUR's Management Board.

(ii)	Including foreign currency translation differences.

14	FIXED ASSETS

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Fixed assets (a)	601,278	617,762
Fixed assets pending for disposal	43	50
Total	601,321	617,812

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	122,041	695,724	965,495	1,783,260
Additions for the period	10	600	951	1,561
Transferred from construction in progress	2,695	10,522	12,054	25,271
Reclassifications	689	11	(700)	—
Decreases for the period	(394)	—	(2,428)	(2,822)
Exchange adjustments	7	74	13	94
Balance at 30 June 2019	125,048	706,931	975,385	1,807,364
Accumulated depreciation:
Balance at 1 January 2019	51,205	506,771	528,459	1,086,435
Additions for the period	2,025	16,927	23,660	42,612
Reclassifications	205	(3)	(202)	—
Decreases for the period	(184)	—	(1,715)	(1,899)
Exchange adjustments	4	71	8	83
Balance at 30 June 2019	53,255	523,766	550,210	1,127,231
Provision for impairment losses:
Balance at 1 January 2019	3,929	43,517	31,617	79,063
Additions for the period	—	—	—	—
Reclassifications	11	—	(11)	—
Decreases for the period	(4)	—	(209)	(213)
Exchange adjustments	—	5	—	5
Balance at 30 June 2019	3,936	43,522	31,397	78,855

Net book value:
Balance at 30 June 2019	67,857	139,643	393,778	601,278
Balance at 31 December 2018	66,907	145,436	405,419	617,762

14	FIXED ASSETS (Continued)

The Company

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Fixed assets (a)	291,287	302,048
Fixed assets pending for disposal	2	34
Total	291,289	302,082

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	48,827	574,937	467,357	1,091,121
Additions for the period	—	435	75	510
Transferred from construction in progress	184	7,905	6,644	14,733
Reclassifications	619	14	(633)	—
Transferred from subsidiaries	—	—	—	—
Transferred to subsidiaries	(26)	(1,435)	(228)	(1,689)
Decreases for the period	(652)	—	(1,650)	(2,302)
Balance at 30 June 2019	48,952	581,856	471,565	1,102,373
Accumulated depreciation:
Balance at 1 January 2019	23,169	417,573	286,038	726,780
Additions for the period	768	13,609	10,571	24,948
Reclassifications	199	—	(199)	—
Transferred from subsidiaries	—	—	—	—
Transferred to subsidiaries	(3)	(521)	(55)	(579)
Decreases for the period	(217)	—	(875)	(1,092)
Balance at 30 June 2019	23,916	430,661	295,480	750,057
Provision for impairment losses:
Balance at 1 January 2019	1,880	38,297	22,116	62,293
Additions for the period	—	—	—	—
Reclassifications	11	—	(11)	—
Transferred from subsidiaries	—	—	—	—
Transferred to subsidiaries	(22)	(914)	(173)	(1,109)
Decreases for the period	(1)	—	(154)	(155)
Balance at 30 June 2019	1,868	37,383	21,778	61,029

Net book value:
Balance at 30 June 2019	23,168	113,812	154,307	291,287
Balance at 31 December 2018	23,778	119,067	159,203	302,048

The additions to oil and gas properties of the Group and the Company for the six-month period ended 30 June 2019 included RMB 600 million (2018: RMB 745 million) (Note 34) and RMB 435 million (2018: RMB 257 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2019 and 31 December 2018, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2019 and 31 December 2018, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2019 and 31 December 2018, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

15	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2019	138,817	52,011
Additions for the period	41,285	19,064
Disposals for the period	(21)	(163)
Transferred to subsidiaries	—	(57)
Dry hole costs written off	(2,978)	(2,873)
Transferred to fixed assets	(25,271)	(14,733)
Reclassification to other assets	(1,863)	(396)
Exchange adjustments	2	—
Balance at 30 June 2019	149,971	52,853
Provision for impairment losses:
Balance at 1 January 2019	1,854	413
Additions for the period	17	—
Decreases for the period	(17)	—
Exchange adjustments	1	—
Balance at 30 June 2019	1,855	413

Net book value:
Balance at 30 June 2019	148,116	52,440
Balance at 31 December 2018	136,963	51,598

At 30 June 2019, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2019	Net change for the period	Balance at 30 June 2019	Percentage of project investment to budgeted amount	Source of funding	Accumulated interest capitalized at 30 June 2019
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhongke Refine Integration Project	34,667	17,779	3,741	21,520	62%	Bank loans & self-financing	237
Zhenhai refining and chemical project to expand 15 million tons/year refining 1.2 million tons/year ethylene (ethylene part)	26,787	309	80	389	1%	Self-financing	—
Wen 23 Gas Storage Project (First-stage)	13,865	3,428	3,574	7,002	51%	Bank loans & self-financing	51
Xinjiang Coal-based Substitute Natural Gas (SNG) Export Pipeline Construction Project (First-stage)	11,589	5,682	620	6,302	54%	Bank loans & self-financing	50
Zhenhai refining and refining old area structure adjustment and quality upgrading project	3,683	2,753	(381)	2,372	82%	Self-financing	—

16	RIGHT-OF-USE ASSETS

The Group

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 31 December 2018	—	—	—
Change in accounting policy	180,074	27,381	207,455
Balance at 1 January 2019	180,074	27,381	207,455
Movement	(236)	3,374	3,138
Balance at 30 June 2019	179,838	30,755	210,593
Accumulated depreciation
Balance at 31 December 2018	—	—	—
Change in accounting policy	—	—	—
Balance at 1 January 2019	—	—	—
Movement	3,304	2,674	5,978
Balance at 30 June 2019	3,304	2,674	5,978
Provision for impairment losses
Balance at 31 December 2018	—	—	—
Change in accounting policy	—	—	—
Balance at 1 January 2019	—	—	—
Movement	—	—	—
Balance at 30 June 2019	—	—	—
Net book value:
Balance at 30 June 2019	176,534	28,081	204,615
Balance at 31 December 2018	—	—	—

The Company

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 31 December 2018	—	—	—
Change in accounting policy	119,142	634	119,776
Balance at 1 January 2019	119,142	634	119,776
Movement	(1,395)	470	(925)
Balance at 30 June 2019	117,747	1,104	118,851
Accumulated depreciation
Balance at 31 December 2018	—	—	—
Change in accounting policy	—	—	—
Balance at 1 January 2019	—	—	—
Movement	1,913	293	2,206
Balance at 30 June 2019	1,913	293	2,206
Provision for impairment losses
Balance at 31 December 2018	—	—	—
Change in accounting policy	—	—	—
Balance at 1 January 2019	—	—	—
Movement	—	—	—
Balance at 30 June 2019	—	—	—
Net book value:
Balance at 30 June 2019	115,834	811	116,645
Balance at 31 December 2018	—	—	—

17	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	84,731	5,230	4,029	52,216	5,265	151,471
Additions for the period	1,617	56	30	515	98	2,316
Decreases for the period	(113)	—	—	(64)	(1)	(178)
Balance at 30 June 2019	86,235	5,286	4,059	52,667	5,362	153,609
Accumulated amortisation:
Balance at 1 January 2019	19,986	3,397	2,997	17,137	3,200	46,717
Additions for the period	1,297	108	137	1,138	212	2,892
Decreases for the period	(26)	—	—	(17)	—	(43)
Balance at 30 June 2019	21,257	3,505	3,134	18,258	3,412	49,566
Provision for impairment losses:
Balance at 1 January 2019	231	482	24	145	17	899
Additions for the period	—	—	3	—	—	3
Decreases for the period	—	—	—	—	—	—
Balance at 30 June 2019	231	482	27	145	17	902
Net book value:
Balance at 30 June 2019	64,747	1,299	898	34,264	1,933	103,141
Balance at 31 December 2018	64,514	1,351	1,008	34,934	2,048	103,855

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2019 is RMB 2,710 million (2018: RMB 2,557 million).

18	GOODWILL

Goodwill is allocated to the following Group's cash-generating units:

Name of investees	Principal activities	At 30 June	At 31 December
		2019	2018
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch ("Sinopec Yanshan")	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Sinopec Zhenhai Refining and Chemical Branch ("Sinopec Zhenhai")	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited	Production and sale of petrochemical products	2,541	2,541
Sinopec (Hong Kong) Limited	Trading of petrochemical products	925	921
Other units without individual significant goodwill		167	167
Total		8,680	8,676

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations.

19	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

20	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 30 June	At 31 December	At 30 June	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	1,796	2,563	—	—
Payables	2,546	1,808	—	—
Cash flow hedges	11	1,131	(187)	(27)
Fixed assets	14,217	15,427	(9,184)	(8,666)
Tax value of losses carried forward	3,678	3,709	—	—
Other equity instrument investments	122	117	(1)	(1)
Intangible assets	477	474	(520)	(535)
Others	166	174	(438)	(428)
Deferred tax assets/(liabilities)	23,013	25,403	(10,330)	(9,657)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Deferred tax assets	4,487	3,709
Deferred tax liabilities	4,487	3,709

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Deferred tax assets	18,526	21,694
Deferred tax liabilities	5,843	5,948

At 30 June 2019, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 18,932 million (at 31 December 2018: RMB 18,308 million), of which RMB 845 million (2018: RMB 1,459 million) was incurred for the six-month period ended 30 June 2019, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 2,666 million, RMB 3,414 million, RMB 3,632 million, RMB 5,938 million, RMB 2,437 million and RMB 845 million will expire in 2019, 2020, 2021, 2022, 2023, 2024 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2019, write-down of deferred tax assets amounted to RMB 70 million (2018: RMB 4 million) (Note 52).

21	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

22	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2019, impairment losses of the Group are analysed as follows:

	Note	Balance at 31 December 2018	Provision for the period	Written back for the period	Written off for the period	Other increase/ (decrease)	Balance at 30 June 2019
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	9	606	35	(33)	(8)	—	600
Prepayments	10	53	6	(1)	—	(1)	57
Other receivables	11	1,481	33	(27)	(12)	—	1,475
		2,140	74	(61)	(20)	(1)	2,132
Inventories	12	6,376	247	(182)	(5,019)	3	1,425
Long-term equity investments	13	1,686	—	—	—	3	1,689
Fixed assets	14	79,063	—	—	(86)	(122)	78,855
Construction in progress	15	1,854	17	—	(17)	1	1,855
Intangible assets	17	899	—	—	—	3	902
Goodwill	18	7,861	—	—	—	—	7,861
Others		102	—	—	—	2	104
Total		99,981	338	(243)	(5,142)	(111)	94,823

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

23	SHORT-TERM LOANS

The Group's short-term loans represent:

	At 30 June 2019			At 31 December 2018
	Original currency	Exchange		Original currency	Exchange
	million	rates	RMB million	million	rates	RMB million
Short-term bank loans			46,770			17,088
– Renminbi loans			43,547			13,201
– US Dollar loans	469	6.8747	3,223	566	6.8632	3,887
Short-term other loans			40			300
– Renminbi loans			40			300
Short-term loans from Sinopec Group Company and fellow subsidiaries			29,932			27,304
– Renminbi loans			1,565			3,061
– US Dollar loans	3,989	6.8747	27,421	3,319	6.8632	22,780
– Hong Kong Dollar loans	1,058	0.8797	931	1,645	0.8762	1,441
– Euro loans	2	7.8170	15	3	7.8473	22
Total			76,742			44,692

At 30 June 2019, the Group's interest rates on short-term loans were from interest 0.16% to 6.09% (At 31 December 2018: from interest 0.80% to 5.22%). The majority of the above loans are by credit.

At 30 June 2019 and 31 December 2018, the Group had no significant overdue short-term loans.

24	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2019 and 31 December 2018, the Group had no overdue unpaid bills.

25	ACCOUNTS PAYABLE

At 30 June 2019 and 31 December 2018, the Group had no individually significant accounts payable aged over one year.

26	CONTRACT LIABILITIES

As at 30 June 2019, the Group's contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

27	EMPLOYEE BENEFITS PAYABLE

At 30 June 2019 and 31 December 2018, the Group's employee benefits payable primarily represented wages payable and social insurance payables.

28	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Value-added tax payable	2,253	9,810
Consumption tax payable	19,395	59,944
Income tax payable	2,147	6,699
Mineral resources compensation fee payable	138	138
Other taxes	5,710	10,469
Total	29,643	87,060

29	OTHER PAYABLES

At 30 June 2019 and 31 December 2018, other payables of the Group over one year primarily represented payables for constructions.

30	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group's non-current liabilities due within one year represent:

	At 30 June 2019			At 31 December 2018
	Original currency	Exchange		Original currency	Exchange
	million	rates	RMB million	million	rates	RMB million
Long-term bank loans
– Renminbi loans			11,663			12,039
– US Dollar loans	5	6.8747	35	5	6.8632	35
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			4,421			4,361
Long-term loans due within one year			16,119			16,435
Debentures payable due within one year
– Renminbi debentures			9,000			—
Debentures payable due within one year			9,000			—
Lease liability due within one year			15,489			—
Others			1,489			1,015
Non-current liabilities due within one year			42,097			17,450

At 30 June 2019 and 31 December 2018, the Group had no significant overdue long-term loans.

31	LONG-TERM LOANS

The Group's long-term loans represent:

		At 30 June 2019			At 31 December 2018
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 4.66% per annum at 30 June 2019 with maturities through 2034			35,195			31,025
– US Dollar loans	Interest rates ranging from interest 1.55% to 4.29% per annum at 30 June 2019 with maturities through 2031	14	6.8747	96	16	6.8632	109
Less: Current portion				(11,698)			(12,074)
Long-term bank loans				23,593			19,060
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 4.99% per annum at 30 June 2019 with maturities through 2034			48,187			46,877
Less: Current portion				(4,421)			(4,361)
Long-term loans from Sinopec Group Company and fellow subsidiaries				43,766			42,516

Total				67,359			61,576

The maturity analysis of the Group's long-term loans is as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Between one and two years	41,428	40,004
Between two and five years	10,892	11,999
After five years	15,039	9,573
Total	67,359	61,576

Long-term loans are primarily unsecured, and carried at amortised costs.

32	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	31,975	31,951
Less: Current portion	(9,000)	—
Total	22,975	31,951

Note:

(i)          These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 11,975 million, and RMB denominated corporate bonds of RMB 20,000 million (2018: USD denominated corporate bonds of RMB 11,951 million, and RMB denominated corporate bonds of RMB 20,000 million). At 30 June 2019, corporate bonds of RMB 11,975 million (2018: RMB 11,951 million) are guaranteed by Sinopec Group Company.

33	LEASE LIABILITY

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Lease liabilities	197,798	—
Deduct:Current portion of lease liabilities (Note 30)	15,489	—
Total	182,309	—

34	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group's obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2019	42,007
Provision for the period	600
Accretion expenses	750
Utilised for the period	(55)
Exchange adjustments	6
Balance at 30 June 2019	43,308

35	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

36	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 listed A shares (2018: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2018: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

36	SHARE CAPITAL (Continued)

The Group (Continued)
Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares ("the Placing") with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group's capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management's strategy is to make appropriate adjustments according to the Group's operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2019, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 11.1% (2018: 11.5%) and 52.4% (2018: 46.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 31 and 58, respectively.

There were no changes in the management's approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

37	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2019	119,192
Others	55
Balance at 30 June 2019	119,247

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

38	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	Six-month period ended 30 June 2019
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	4,696	(899)	3,797
(Add)/Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(1,142)	148	(994)
Subtotal	5,838	(1,047)	4,791
Changes in fair value of other equity instrument investments	(25)	5	(20)
Subtotal	(25)	5	(20)
Other comprehensive income that can be converted into profit or loss under the equity method	(509)	—	(509)
Subtotal	(509)	—	(509)
Foreign currency translation differences	306	—	306
Subtotal	306	—	306
Other comprehensive income	5,610	(1,042)	4,568

	Six-month period ended 30 June 2018
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(2,991)	476	(2,515)
Less/(Add): Adjustments of amounts transferred to initial carrying amount of hedged items	113	(19)	94
Total amounts transferred to profit or loss from other comprehensive income during the period	(2,498)	397	(2,101)
Subtotal	(606)	98	(508)
Changes in fair value of other equity instrument investments	(20)	3	(17)
Subtotal	(20)	3	(17)
Other comprehensive income that can be converted into profit or loss under the equity method	(113)	—	(113)
Subtotal	(113)	—	(113)
Foreign currency translation differences	896	—	896
Subtotal	896	—	896
Other comprehensive income	157	101	258

38	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the Company						Minority interests	Total other comprehensive income
	Other comprehensive income that can be converted into profit or loss under the equity method	Changes in fair value of available-for-sale financial assets	Changes in fair value of other equity instrument investments	Cash flow hedges	Foreign currency translation differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
31 December 2017	(3,481)	57	—	(510)	(479)	(4,413)	(2,783)	(7,196)
Change in accounting policy	—	(57)	45	—	—	(12)	—	(12)
1 January 2018	(3,481)	—	45	(510)	(479)	(4,425)	(2,783)	(7,208)
Changes in 2018	(67)	—	(12)	(517)	599	3	255	258
30 June 2018	(3,548)	—	33	(1,027)	120	(4,422)	(2,528)	(6,950)
31 December 2018	(3,664)	—	4	(4,917)	1,803	(6,774)	(1,789)	(8,563)
Changes in 2019	(460)	—	(13)	5,620	239	5,386	45	5,431
30 June 2019	(4,124)	—	(9)	703	2,042	(1,388)	(1,744)	(3,132)

39	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2019	86,678	117,000	203,678
Appropriation	—	—	—
Balance at 30 June 2019	86,678	117,000	203,678

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

40	OPERATING INCOME AND OPERATING COSTS

	Six-month period ended 30 June
	The Group		The Company
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,466,833	1,268,803	496,151	479,225
Income from other operations	32,163	31,449	16,184	15,387
Total	1,498,996	1,300,252	512,335	494,612
Operating costs	1,263,093	1,050,719	404,570	369,561

The income from principal operations mainly represents revenue from sales of crude oil, natural gas, refined petroleum products and chemical products. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group's segmental information is set out in Note 60.

The detailed information about the Group's operating income is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Income from principal operations	1,466,833	1,268,803
Crude oil	305,092	202,938
Gasoline	346,549	341,910
Diesel	292,115	268,259
Basic chemical feedstock	112,606	119,108
Kerosene	90,788	71,335
Synthetic resin	60,804	61,078
Natural gas	23,939	20,206
Synthetic fiber monomers and polymers	48,342	36,979
Others (i)	186,598	146,990
Income from other operations	32,163	31,449
Sale of materials and others	31,714	31,073
Rental income	449	376
Total	1,498,996	1,300,252

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

41	TAXES AND SURCHARGES

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Consumption tax	100,332	96,919
City construction tax	8,125	8,941
Education surcharge	5,908	6,731
Resources tax	2,978	2,892
Others	2,903	3,238
Total	120,246	118,721

The applicable tax rate of the taxes and surcharges are set out in Note 4.

42	FINANCIAL EXPENSES

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Interest expenses incurred	3,652	3,475
Less: Capitalised interest expenses	353	268
Add: Interest expense on lease liabilities	4,871	—
Net interest expenses	8,170	3,207
Accretion expenses (Note 34)	750	765
Interest income	(3,861)	(3,507)
Net foreign exchange loss/(gain)	104	(202)
Total	5,163	263

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2019 by the Group ranged from 2.92% to 4.66% (2018: 2.40% to 4.41%).

43	CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	1,207,182	994,797
Personnel expenses	38,221	37,340
Depreciation, depletion and amortisation	52,684	51,902
Exploration expenses (including dry holes)	4,347	4,362
Other expenses	25,774	32,329
Total	1,328,208	1,120,730

44	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

45	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

46	OTHER INCOME

Other income are mainly the government grants related to the business activities.

47	INVESTMENT INCOME

	Six-month period ended 30 June
	The Group		The Company
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	8,677	6,539
Income from investment accounted for under equity method	5,875	6,618	1,742	2,063
Investment income from disposal of long-term equity investments	42	19	—	—
Dividend income from holding of other equity instrument investments	19	23	—	12
Investment (loss)/income from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(2,212)	(638)	142	775
(Loss)/gain from ineffective portion of cash flow hedges	(974)	(169)	45	7
Others	24	31	199	465
Total	2,774	5,884	10,805	9,861

48	LOSSES FROM CHANGES IN FAIR VALUE

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(1,209)	(479)
Unrealised gains from ineffective portion cash flow hedges, net	903	29
Total	(306)	(450)

49	IMPAIRMENT LOSSES

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Inventories	65	11
Fixed assets	—	116
Construction in Progress	17	—
Others	—	10
Total	82	137

50	NON-OPERATING INCOME

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Government grants	308	184
Others	377	446
Total	685	630

51	NON-OPERATING EXPENSES

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Fines, penalties and compensation	115	49
Donations	16	57
Others	636	597
Total	767	703

52	INCOME TAX EXPENSE

The Group

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Provision for income tax for the period	8,580	19,028
Deferred taxation	1,790	(4,485)
Under-provision for income tax in respect of preceding year	(230)	43
Total	10,140	14,586

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Profit before taxation	49,096	67,867
Expected income tax expense at a tax rate of 25%	12,274	16,967
Tax effect of non-deductible expenses	446	481
Tax effect of non-taxable income	(1,488)	(1,756)
Tax effect of preferential tax rate (i)	(860)	(625)
Effect of income taxes at foreign operations	(245)	(525)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(39)	(368)
Tax effect of tax losses not recognised	212	365
Write-down of deferred tax assets	70	4
Adjustment for under provision for income tax in respect of preceding years	(230)	43
Actual income tax expense	10,140	14,586

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

53	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 23 August 2019, the directors authorised to declare the interim dividends for the year ended 31 December 2019 of RMB 0.12 (2018: RMB 0.16) per share totalling RMB 14,529 million (2018: RMB 19,371 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the period
Pursuant to the shareholders' approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totalling RMB 31,479 million according to total shares of 10 June 2019 was approved. All dividends have been paid in June 2019.

Pursuant to the shareholders' approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares on 4 June 2018 was approved. All dividends have been paid in June 2018.

54	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Net profit	38,956	53,281
Add: Impairment losses on assets	82	137
Credit impairment losses	13	(38)
Depreciation of right-of-use assets	5,941	—
Depreciation of fixed assets	42,538	46,777
Amortisation of intangible assets and long-term deferred expenses	4,205	5,125
Dry hole costs written off	2,978	3,608
Net loss/(gain) on disposal of non-current assets	238	(218)
Fair value loss	306	450
Financial expenses	5,229	418
Investment income	(2,774)	(5,884)
Increase in deferred tax assets	(123)	(3,717)
Increase/(decrease) in deferred tax liabilities	1,913	(768)
Increase in inventories	(38,372)	(38,891)
Safety fund reserve	1,089	982
Increase in operating receivables	(26,883)	(5,694)
(Decrease)/increase in operating payables	(2,418)	16,052
Net cash flow from operating activities	32,918	71,620

(b)	Net change in cash:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Cash balance at the end of the period	92,782	154,754
Less: Cash at the beginning of the period	111,922	113,218
Net (decrease)/increase of cash	(19,140)	41,536

(c)	The analysis of cash held by the Group is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	8	10
– Demand deposits	92,774	154,744
Cash at the end of the period	92,782	154,754

(d)	Other cash paid relating to financing activities:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Repayments of lease liabilities	6,891	—
Others	50	13
Total	6,941	13

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group
The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Dai Houliang
Registered capital	:	RMB 274,900 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note:	Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Sales of goods	(i)	140,187	125,146
Purchases	(ii)	92,849	107,415
Transportation and storage	(iii)	3,615	3,314
Exploration and development services	(iv)	10,453	5,430
Production related services	(v)	12,827	6,912
Ancillary and social services	(vi)	1,544	3,255
Operating lease charges for land	(vii)	—	4,027
Operating lease charges for buildings	(vii)	—	219
Other operating lease charges	(vii)	—	308
Agency commission income	(viii)	56	52
Interest income	(ix)	497	435
Interest expense	(x)	782	431
Net deposits (placed with)/withdrawn from related parties	(ix)	(8,414)	2,377
Net funds obtained from related parties	(xi)	15,260	21,476

The amounts set out in the table above in respect of the six-month period ended 30 June 2019 and 2018 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2019 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 66,026 million (2018: RMB 63,211 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 57,863 million (2018: RMB 55,044 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 1,544 million (2018: RMB 3,255 million), lease charges for land, buildings and others paid by the Group of RMB 5,386 million, RMB 252 million and RMB 199 million (2018: RMB 4,027 million, RMB 219 million and RMB 235 million), respectively and interest expenses of RMB 782 million (2018: RMB 431 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 31,250 million (2018: RMB 23,608 million), comprising RMB 30,743 million (2018: RMB 23,164 million) for sales of goods, RMB 497 million (2018: RMB 435 million) for interest income and RMB 10 million (2018: RMB 9 million) for agency commission income.

For the six-month period ended 30 June 2019, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2019 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 4,319 million.

For the six-month period ended 30 June 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 5,386 million, RMB 270 million and RMB 217 million (2018: RMB 3,446 million, RMB 306 million and RMB 309 million).

As at 30 June 2019 and 31 December 2018 there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 59(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 59(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection, and management services.

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows (Continued):

Note (Continued):

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)
Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges have incurred during the current period because of the adoption of the new lease standard.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2019. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive "Agreement for Mutual Provision of Products and Ancillary Services" ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive "Agreement for Provision of Cultural and Educational, Health Care and Community Services" with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August, 2018, which took effect on 1 January, 2019 and made adjustment to "Mutual Supply Agreement", "Agreement for Provision of Cultural and Educational, Health Care and Community Services", "Buildings Leasing Contract", "Intellectual Property Contract" and "Land Use Rights Leasing Contract" etc.

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 30 June 2019 and 31 December 2018 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Cash at bank and on hand	—	—	49,471	41,057
Bills receivable	—	—	331	74
Accounts receivable	12	11	10,382	7,470
Other receivables	33	33	11,832	6,901
Prepayments and other current assets	29	—	1,229	731
Other non-current assets	—	—	23,819	23,482
Bills payable	—	16	1,789	1,991
Accounts payable	16	3	19,857	15,520
Contract liabilities	27	25	4,264	3,248
Other payables	58	2	18,119	18,158
Other non-current liabilities	—	—	12,780	12,470
Short-term loans	—	—	29,932	27,304
Long-term loans (including current portion) (Note)	—	—	48,187	46,877
Lease liabilities	86,502	—	90,338	—

Note:          The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 23 and Note 31.

As at and for the six-month period ended 30 June 2019, and as at and for the year ended 31 December 2018, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month period ended 30 June
	2019	2018
	RMB thousand	RMB thousand
Short-term employee benefits	5,353	2,718
Retirement scheme contributions	225	150
Total	5,578	2,868

56	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

56	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment's oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group's earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and gas properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with "CASs 8 – Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

57	PRINCIPAL SUBSIDIARIES

The Company's principal subsidiaries have been consolidated into the Group's financial statements for the six-month period ended 30 June 2019. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/paid-up capital	Actual investment at 30 June 2019	Percentage of equity interest/voting right held by the Group	Minority Interests at 30 June 2019
		million	million	%	RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	31
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 5,000	RMB 6,585	100.00	4,477
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 1,562	100.00	286
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 15,651	RMB 15,651	100.00	—
Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	64
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	—
Sinopec Marketing Co. Limited("Marketing Company")	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	68,763
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD 248	HKD 3,952	60.33	(i)
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,824	RMB 5,820	50.44	14,398
Fujian Petrochemical Company Limited("Fujian Petrochemical") (ii)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 8,140	RMB 4,358	50.00	6,152
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	18,944
Sinopec Overseas Investment Holding Limited ("SOIH")	Investment holding of overseas business	USD 1,662	USD 1,662	100.00	—
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	78
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 22,761	RMB 22,795	100.00	(53)
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	127
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,914
Sinopec-SK (Wuhan) Petrochemical Company Limited ("Zhonghan Wuhan")	Production, sale, research and development of ethylene and downstream byproducts	RMB 6,270	RMB 4,076	65.00	4,748
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	2,885
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	—
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	7,505
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO Petrochemical Company Limited("Shanghai SECCO")	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	6,382

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)	This listed company will announce its financial information for the six-month period ended 30 June 2019 later than the Company.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

57	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (i)	Shanghai SECCO		Zhonghan Wuhan
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	155,731	130,861	18,176	16,731	24,665	25,299	2,298	816	1,209	11,849	9,537	3,593	2,750
Current liabilities	(201,742)	(181,766)	(550)	(483)	(14,904)	(13,913)	(97)	(50)	(3,722)	(2,336)	(2,233)	(2,212)	(2,333)
Net current (liabilities)/assets	(46,011)	(50,905)	17,626	16,248	9,761	11,386	2,201	766	(2,513)	9,513	7,304	1,381	417
Non-current assets	326,021	261,062	38,491	38,020	19,322	19,241	10,793	11,444	12,895	11,881	12,301	12,187	12,612
Non-current liabilities	(65,865)	(2,086)	(31,156)	(31,050)	(157)	(140)	(689)	(688)	(132)	(1,695)	(1,698)	(2)	—
Net non-current assets	260,156	258,976	7,335	6,970	19,165	19,101	10,104	10,756	12,763	10,186	10,603	12,185	12,612

Summarised consolidated statement of comprehensive income and cash flow

Six-month period ended 30 June	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (i)	Shanghai SECCO		Zhonghan Wuhan
	2019	2018	2019	2018	2019	2018	2019	2018	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB Million	RMB million	RMB Million
Turnover	690,178	666,967	1,731	2,574	51,993	52,188	2,740	2,997	683	14,573	15,782	7,371	8,290
Profit for the period	11,756	14,265	1,685	1,757	1,144	3,531	206	1,504	614	1,790	2,604	534	1,032
Total comprehensive income	11,706	14,427	1,743	2,053	1,140	3,526	206	1,504	610	1,790	2,604	534	1,032
Comprehensive income attributable to minority interests	3,900	4,785	992	1,157	578	1,751	103	752	239	580	844	187	361
Dividends paid to minority interests	2,125	1,034	—	—	1,644	1,614	—	—	58	—	—	—	—
Net cash generated from/(used in) operating activities	15,931	11,929	1,441	1,849	246	4,227	(9)	(31)	217	2,619	1,703	833	1,524

58	COMMITMENTS

Capital commitments

At 30 June 2019 and 31 December 2018, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Authorised and contracted for (i)	96,301	141,045
Authorised but not contracted for	85,254	54,392
Total	181,555	195,437

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 9,184 million (2018: RMB 5,553 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

58	COMMITMENTS (Continued)

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Within one year	123	380
Between one and two years	48	79
Between two and three years	29	33
Between three and four years	27	28
Between four and five years	28	28
Thereafter	837	852
Total	1,092	1,400

The implementation of commitments in previous year and the Group's commitments did not have material discrepancy.

59	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2019 and 31 December 2018, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Joint ventures	6,174	5,033
Associates (i)	11,492	12,168
Others	7,434	7,197
Total	25,100	24,398

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 30 June 2019, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB 11,492 million (2018: RMB 12,168 million).

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2019 and 31 December 2018, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group's obligation under these guarantee arrangements.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2019 and 31 December 2018, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group's obligation under these guarantee arrangements.

59	CONTINGENT LIABILITIES (Continued)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB 3,593 million in the consolidated financial statements for the six-month period ended 30 June 2019 (2018: RMB 3,008 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

60	SEGMENT REPORTING

Segment information is presented in respect of the Group's operating segments. The format is based on the Group's management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group's chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group's policy.

Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans,non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

60	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Reportable information on the Group's operating segments is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	54,495	41,145
Inter-segment sales	44,993	42,607
	99,488	83,752
Refining
External sales	69,905	69,665
Inter-segment sales	525,368	521,193
	595,273	590,858
Marketing and distribution
External sales	672,739	648,949
Inter-segment sales	1,906	2,623
	674,645	651,572
Chemicals
External sales	225,366	218,806
Inter-segment sales	27,843	30,057
	253,209	248,863
Corporate and others
External sales	444,328	290,238
Inter-segment sales	324,986	294,555
	769,314	584,793
Elimination of inter-segment sales	(925,096)	(891,035)
Consolidated income from principal operations	1,466,833	1,268,803
Income from other operations
Exploration and production	4,316	4,172
Refining	2,524	2,469
Marketing and distribution	17,197	16,753
Chemicals	7,279	7,405
Corporate and others	847	650
Consolidated income from other operations	32,163	31,449
Consolidated operating income	1,498,996	1,300,252

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Operating profit/(loss)
By segment
Exploration and production	5,449	(1,249)
Refining	18,171	37,981
Marketing and distribution	14,561	17,411
Chemicals	11,663	15,210
Corporate and others	847	(3,211)
Elimination	(244)	(5,440)
Total segment operating profit	50,447	60,702
Investment income
Exploration and production	1,779	1,089
Refining	(483)	505
Marketing and distribution	1,750	893
Chemicals	1,869	3,150
Corporate and others	(2,141)	247
Total segment investment income	2,774	5,884
Less: Financial expenses	5,163	263
Add: Other income	1,600	1,849
Losses from changes in fair value	(306)	(450)
Asset disposal (losses)/gains	(174)	218
Operating profit	49,178	67,940
Add: Non-operating income	685	630
Less: Non-operating expenses	767	703
Profit before taxation	49,096	67,867

60	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Assets
Segment assets
Exploration and production	396,629	321,686
Refining	314,328	271,356
Marketing and distribution	404,508	317,641
Chemicals	165,487	156,865
Corporate and others	173,377	152,799
Total segment assets	1,454,329	1,220,347
Cash at bank and on hand	163,147	167,015
Long-term equity investments	148,016	145,721
Deferred tax assets	18,526	21,694
Other unallocated assets	40,827	37,531
Total assets	1,824,845	1,592,308
Liabilities
Segment liabilities
Exploration and production	170,977	93,874
Refining	81,947	103,709
Marketing and distribution	230,367	159,028
Chemicals	48,962	37,380
Corporate and others	174,974	144,138
Total segment liabilities	707,227	538,129
Short-term loans	76,742	44,692
Non-current liabilities due within one year	42,097	17,450
Long-term loans	67,359	61,576
Debentures payable	22,975	31,951
Deferred tax liabilities	5,843	5,948
Other non-current liabilities	28,523	27,276
Other unallocated liabilities	5,767	7,627
Total liabilities	956,533	734,649

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Capital expenditure
Exploration and production	20,064	10,762
Refining	8,779	4,610
Marketing and distribution	8,071	5,373
Chemicals	5,674	2,635
Corporate and others	290	307
	42,878	23,687
Depreciation, depletion and amortisation
Exploration and production	24,357	27,302
Refining	9,751	9,320
Marketing and distribution	10,519	8,010
Chemicals	6,907	6,398
Corporate and others	1,150	872
	52,684	51,902
Impairment losses on long-lived assets
Refining	—	116
Chemicals	17	—
	17	116

60	SEGMENT REPORTING (Continued)
(2)	Geographical information

The following tables set out information about the geographical information of the Group's external sales and the Group's non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
External sales
Mainland China	1,084,497	993,231
Singapore	192,006	159,709
Others	222,493	147,312
	1,498,996	1,300,252

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Non-current assets
Mainland China	1,182,028	989,668
Others	53,201	50,892
	1,235,229	1,040,560

61	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, bills receivable, accounts receivable, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework, and developing and monitoring the Group's risk management policies.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group's audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group's accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 30 June 2019, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management's expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, bills receivable, accounts receivable and other receivables, represent the Group's maximum exposure to credit risk in relation to financial assets.

61	FINANCIAL INSTRUMENTS (Continued)

Credit risk (Continued)

(ii)	Impairment of financial assets

The Group's primary type of financial assets that are subject to the expected credit loss model is accounts receivable and other receivables.

The Group's cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable, the Group applies the "No.22 Accounting Standards for Business Enterprises - Financial instruments: recognition and measurement" simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable.

To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2019 or 1 January 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of accounts receivable is listed in Note 9.

The Group's other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected credit losses. The Group considers "low credit risk" for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2019, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 388,388 million (2018: RMB 387,748 million) on an unsecured basis, at a weighted average interest rate of 3.75% per annum (2018: 3.87%). At 30 June 2019, the Group's outstanding borrowings under these facilities were RMB 24,556 million (2018: RMB 21,236 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2019
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	76,742	77,845	77,845	—	—	—
Non-current liabilities due within one year	42,097	42,728	42,728	—	—	—
Long-term loans	67,359	75,562	923	42,525	13,284	18,830
Debentures payable	22,975	28,746	906	4,815	16,837	6,188
Lease liabilities	182,309	315,524	—	14,076	39,584	261,864
Derivative financial liabilities	1,986	1,986	1,986	—	—	—
Bills payable	6,749	6,749	6,749	—	—	—
Accounts payable	225,017	225,017	225,017	—	—	—
Other payables and employee benefits payable	93,199	93,199	93,199	—	—	—
Total	718,433	867,356	449,353	61,416	69,705	286,882

61	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2018
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	44,692	45,040	45,040	—	—	—
Non-current liabilities due within one year	17,450	18,053	18,053	—	—	—
Long-term loans	61,576	66,387	792	40,885	13,807	10,903
Debentures payable	31,951	38,674	1,269	14,030	17,124	6,251
Derivative financial liabilities	13,571	13,571	13,571	—	—	—
Bills payable	6,416	6,416	6,416	—	—	—
Accounts payable	186,341	186,341	186,341	—	—	—
Other payables and employee benefits payable	84,775	84,775	84,775	—	—	—
Total	446,772	459,257	356,257	54,915	30,931	17,154

Management believes that the Group's current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group's short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group's currency risk exposure primarily relates to short-term and long-term debts denominated in USD and lease liabilities denominated in SGD. The Group enters into foreign exchange contracts to manage currency risk exposure.

Included primarily in short-term and long-term debts and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2019	2018
	million	million
Gross exposure arising from loans and lease liabilities
US Dollar	1,029	668
Singapore Dollar	25	—

A 5 percent strengthening/weakening of Renminbi against the following currencies at 30 June 2019 and 31 December 2018 would have increased/decreased net profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

The Group

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
US Dollar	265	172
Singapore Dollar	5	—

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 23 and Note 31, respectively.

At 30 June 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group's net profit for the period by approximately RMB 609 million (at 31 December 2018: decrease/increase RMB 424 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group's debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2018.

61	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2019, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 3,656 million (2018: RMB 7,844 million) and derivative financial liabilities of RMB 1,976 million (2018: RMB 13,568 million).

At 30 June 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group's net profit for the period by approximately RMB 1,060 million (2018: decrease/increase RMB 197 million), and increase/decrease the Group's other comprehensive income by approximately RMB 3,601 million (2018: increase/decrease RMB 6,850 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2019

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Structured deposits	—	—	19,413	19,413
– Equity investments (listed and at quoted market price)	126	—	—	126
Derivative financial assets:
– Derivative financial assets	2,131	1,559	—	3,690
Other equity instrument investments:
– Other Investments	103	—	1,323	1,426
	2,360	1,559	20,736	24,655
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	220	1,766	—	1,986
	220	1,766	—	1,986

61	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2018

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Structured deposits	—	—	25,550	25,550
– Equity investments (listed and at quoted market price)	182	—	—	182
Derivative financial assets:
– Derivative financial assets	874	7,013	—	7,887
Other equity instrument investments:
– Other investment	127	—	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	5,500	8,071	—	13,571
	5,500	8,071	—	13,571

During the six-month period ended 30 June 2019, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group's financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.69% to 4.90% (2018: from 2.76% to 4.90%). The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2019 and 31 December 2018:

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Carrying amount	67,266	63,085
Fair value	65,013	62,656

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2019 and 31 December 2018.

62	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month period ended 30 June
	2019	2018
Net profit attributable to equity shareholders of the Company (RMB million)	31,338	41,600
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.259	0.344

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month period ended 30 June
	2019	2018
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	121,071	121,071

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month period ended 30 June
	2019	2018
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	31,338	41,599
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted earnings per share (RMB/share)	0.259	0.344

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month period ended 30 June
	2019	2018
Weighted average number of the ordinary shares issued at 30 June (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	121,071	121,071

63	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2010 revised) issued by the CSRC and relevant accounting standards, the Group's return on net assets and earnings per share are calculated as follows:

Six-month period ended 30 June	2019			2018
	Weighted average return on net assets	Basic earnings per share	Diluted earning per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company's ordinary equity shareholders	4.28	0.259	0.259	5.74	0.344	0.344
Net profit deducted extraordinary gains and losses attributable to the Company's ordinary equity shareholders	4.16	0.252	0.252	5.49	0.329	0.329

REPORT OF THE INTERNATIONAL AUDITOR

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
(incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 102 to 134, which comprises the interim condensed consolidated balance sheet of China Petroleum & Chemical Corporation (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2019 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory Notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2019

PricewaterhouseCoopers 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2019
(Amounts in million, except per share data)

	Note	Six-month period ended 30 June
		2019	2018
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,466,833	1,268,803
Other operating revenues		32,163	31,449
		1,498,996	1,300,252
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,207,182)	(994,797)
Selling, general and administrative expenses		(24,765)	(31,332)
Depreciation, depletion and amortisation		(52,684)	(51,902)
Exploration expenses, including dry holes		(4,347)	(4,362)
Personnel expenses		(38,221)	(37,340)
Taxes other than income tax	4	(120,246)	(118,721)
Other operating expense, net		(2,413)	(222)
Total operating expenses		(1,449,858)	(1,238,676)

Operating profit		49,138	61,576
Finance costs
Interest expense		(8,920)	(3,972)
Interest income		3,861	3,507
Foreign currency exchange (losses)/gains, net		(104)	202
Net finance costs		(5,163)	(263)
Investment income		231	840
Share of profits less losses from associates and joint ventures		5,875	6,618

Profit before taxation		50,081	68,771
Income tax expense	5	(10,140)	(14,586)
Profit for the period		39,941	54,185
Attributable to:
Shareholders of the Company		32,206	42,386
Non-controlling interests		7,735	11,799
Profit for the period		39,941	54,185
Earnings per share:
Basic	7	0.266	0.350
Diluted	7	0.266	0.350

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the period are set out in Note 6.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended 30 June 2019
(Amounts in million)

	Note	Six-month period ended 30 June
		2019	2018
		RMB	RMB
Profit for the period		39,941	54,185
Other comprehensive income:
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(20)	(17)
Total items that may not be reclassified subsequently to profit or loss		(20)	(17)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates and joint ventures		(509)	(113)
Cash flow hedges		4,791	(508)
Foreign currency translation differences		306	896
Total items that may be reclassified subsequently to profit or loss		4,588	275
Total other comprehensive income		4,568	258

Total comprehensive income for the period		44,509	54,443
Attributable to:
Shareholders of the Company		36,784	42,389
Non-controlling interests		7,725	12,054
Total comprehensive income for the period		44,509	54,443

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2019
(Amounts in million)

	Note	30 June	31 December
		2019	2018
		RMB	RMB
Non-current assets
Property, plant and equipment, net	8	601,278	617,762
Construction in progress	9	148,116	136,963
Right-of-use assets	10, 22	269,362	—
Goodwill		8,680	8,676
Interest in associates		92,029	89,537
Interest in joint ventures		55,987	56,184
Financial assets at fair value through other comprehensive income		1,426	1,450
Deferred tax assets		18,526	21,694
Lease prepayments		—	64,514
Long-term prepayments and other assets	11	84,583	91,408
Total non-current assets		1,279,987	1,088,188
Current assets
Cash and cash equivalents		92,782	111,922
Time deposits with financial institutions		70,365	55,093
Financial assets at fair value through profit or loss		19,539	25,732
Derivative financial assets		3,690	7,887
Trade accounts receivable	12	72,455	56,993
Bills receivable	12	6,986	7,886
Inventories		222,891	184,584
Prepaid expenses and other current assets		56,150	54,023
Total current assets		544,858	504,120
Current liabilities
Short-term debts	13	67,508	29,462
Loans from Sinopec Group Company and fellow subsidiaries	13	34,353	31,665
Lease liabilities	14, 22	15,489	—
Derivative financial liabilities		1,986	13,571
Trade accounts payable	15	225,017	186,341
Bills payable	15	6,749	6,416
Contract liabilities		130,002	124,793
Other payables		122,184	166,151
Income tax payable		2,147	6,699
Total current liabilities		605,435	565,098

Net current liabilities		60,577	60,978

Total assets less current liabilities		1,219,410	1,027,210
Non-current liabilities
Long-term debts	13	46,568	51,011
Loans from Sinopec Group Company and fellow subsidiaries	13	43,766	42,516
Lease liabilities	14, 22	182,309	—
Deferred tax liabilities		5,843	5,948
Provisions		44,089	42,800
Other long-term liabilities		29,619	28,400
Total non-current liabilities		352,194	170,675

		867,216	856,535
Equity
Share capital	16	121,071	121,071
Reserves		602,381	596,213
Total equity attributable to shareholders of the Company		723,452	717,284
Non-controlling interests		143,764	139,251
Total equity		867,216	856,535

These financial statements have been approved and authorised for issue by the board of directors on 23 August 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2018
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy	—	—	—	—	—	(12)	12	—	—	—
Balance at 1 January 2018	121,071	26,326	55,850	82,682	117,000	(2,946)	326,137	726,120	126,770	852,890
Profit for the period	—	—	—	—	—	—	42,386	42,386	11,799	54,185
Other comprehensive income	—	—	—	—	—	3	—	3	255	258
Total comprehensive income for the period	—	—	—	—	—	3	42,386	42,389	12,054	54,443
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017 (Note 6)	—	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	448	448
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(3,092)	(3,092)
Total contributions by and distributions to owners	—	—	—	—	—	—	(48,428)	(48,428)	(2,644)	(51,072)
Transaction with non-controlling interests	—	32	—	—	—	—	—	32	(119)	(87)
Total transactions with owners	—	32	—	—	—	—	(48,428)	(48,396)	(2,763)	(51,159)
Others	—	—	—	—	—	864	(864)	—	4	4
Balance at 30 June 2018	121,071	26,358	55,850	82,682	117,000	(2,079)	319,231	720,113	136,065	856,178

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2019	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535
Profit for the period	—	—	—	—	—	—	32,206	32,206	7,735	39,941
Other comprehensive income	—	—	—	—	—	4,578	—	4,578	(10)	4,568
Total comprehensive income for the period	—	—	—	—	—	4,578	32,206	36,784	7,725	44,509
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	808	—	808	55	863
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018 (Note 6)	—	—	—	—	—	—	(31,479)	(31,479)	—	(31,479)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(3,705)	(3,705)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	437	437
Total contributions by and distributions to owners	—	—	—	—	—	—	(31,479)	(31,479)	(3,268)	(34,747)
Total transactions with owners	—	—	—	—	—	—	(31,479)	(31,479)	(3,268)	(34,747)
Others	—	55	—	—	—	972	(972)	55	1	56
Balance at 30 June 2019	121,071	26,108	55,850	86,678	117,000	1,881	314,864	723,452	143,764	867,216

Note:

(a)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(b)
As at 30 June 2019, the amount of retained earnings available for distribution was RMB 124,049 million (2018: RMB 149,150 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards ("IFRS").

(c)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(d)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2019
(Amounts in million)

	Note	Six-month period ended 30 June
		2019	2018
		RMB	RMB
Net cash generated from operating activities	(a)	32,918	71,620
Investing activities
Capital expenditure		(41,935)	(32,548)
Exploratory wells expenditure		(4,318)	(2,536)
Purchase of investments, investments in associates and investments in joint ventures		(1,758)	(2,840)
Payments for financial assets at fair value through profit or loss		(10,200)	(4,000)
Proceeds from sale of financial assets at fair value through profit or loss		16,350	48,000
Payment for acquisition of subsidiary, net of cash acquired		—	(3,188)
Proceeds from disposal of investments and investments in associates		669	1,244
Proceeds from disposal of property, plant, equipment and other non-current assets		107	7,480
Increase in time deposits with maturities over three months		(53,813)	(38,617)
Decrease in time deposits with maturities over three months		38,541	40,004
Interest received		3,246	2,650
Investment and dividend income received		4,038	3,609
Net cash (used in)/generated from investing activities		(49,073)	19,258
Financing activities
Proceeds from bank and other loans		331,459	317,798
Repayments of bank and other loans		(293,992)	(308,961)
Contributions to subsidiaries from non-controlling interests		1,570	502
Dividends paid by the Company		(31,479)	(48,428)
Distributions by subsidiaries to non-controlling interests		(648)	(7,250)
Interest paid		(3,214)	(2,956)
Payments made to acquire non-controlling interests		—	(13)
Repayments of lease liabilities		(6,891)	—
Proceeds from other financing activities		250	—
Net cash used in financing activities		(2,945)	(49,308)

Net (decrease)/increase in cash and cash equivalents		(19,100)	41,570
Cash and cash equivalents at 1 January		111,922	113,218
Effect of foreign currency exchange rate changes		(40)	(34)
Cash and cash equivalents at 30 June		92,782	154,754

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2019
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Six-month period ended 30 June
	2019	2018
	RMB	RMB
Operating activities
Profit before taxation	50,081	68,771
Adjustments for:
Depreciation, depletion and amortisation	52,684	51,902
Dry hole costs written off	2,978	3,608
Share of profits from associates and joint ventures	(5,875)	(6,618)
Investment income	(231)	(840)
Interest income	(3,861)	(3,507)
Interest expense	8,920	3,972
Loss on foreign currency exchange rate changes and derivative financial instruments	333	1,484
Loss/(Gain) on disposal of property, plant, equipment and other non-currents assets, net	238	(218)
Impairment losses on assets	82	137
Credit impairment losses	13	(38)
	105,362	118,653
Net changes from:
Accounts receivable and other current assets	(26,883)	(5,694)
Inventories	(38,372)	(38,891)
Accounts payable and other current liabilities	6,186	19,773
	46,293	93,841
Income tax paid	(13,375)	(22,221)
Net cash generated from operating activities	32,918	71,620

Notes to the financial statements on pages 109 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended 30 June 2019

1	PRINCIPAL ACTIVITIES AND ORGANISATION

Principal activities
China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

2	BASIS OF PREPARATION

This interim condensed consolidated financial report for the half-year reporting period ended 30 June 2019 has been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2018 and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards and interpretations adopted by the Group
A number of new or amended standards became applicable for the current reporting period and the Group had changed its accounting policies as a result of adopting IFRS 16 Leases ("New Lease Standard").

The impact of the adoption of the lease standard and the new accounting policies are disclosed in Note 22. The other standards did not have material impact on the Group's accounting policies and did not require retrospective adjustments.

3	TURNOVER

Turnover primarily represents revenue from the sales of crude oil, refined petroleum products, chemical products and natural gas.

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Crude oil	305,092	202,938
Gasoline	346,549	341,910
Diesel	292,115	268,259
Basic chemical feedstock	112,606	119,108
Kerosene	90,788	71,335
Synthetic resin	60,804	61,078
Natural gas	23,939	20,206
Synthetic fiber monomers and polymers	48,342	36,979
Others (i)	186,598	146,990
	1,466,833	1,268,803
(i) Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	TAXES OTHER THAN INCOME TAX

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Consumption tax	100,332	96,919
City construction tax	8,125	8,941
Education surcharge	5,908	6,731
Resources tax	2,978	2,892
Others	2,903	3,238
	120,246	118,721

5	INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Current tax
– Provision for the period	8,580	19,028
– Adjustment of prior years	(230)	43
Deferred taxation	1,790	(4,485)
	10,140	14,586

6	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Interim dividends declared after the balance sheet date of RMB 0.12 per share (2018: RMB 0.16 per share)	14,529	19,371

Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 23 August 2019, the directors authorised to declare the interim dividends for the year ending 31 December 2019 of RMB 0.12 (2018: RMB 0.16) per share totalling RMB 14,529 million (2018: RMB 19,371 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.26 per share (2018: RMB 0.40 per share)	31,479	48,428

Pursuant to the shareholders' approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totalling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in June 2019.

Pursuant to the shareholders' approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totalling RMB 48,428 million according to total shares on 4 June 2018 was approved. All dividends have been paid in June 2018.

7	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to ordinary shareholders of the Company of RMB 32,206 million (2018: RMB 42,386 million) and the weighted average number of shares of 121,071,209,646 (2018: 121,071,209,646) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 32,206 million (2018: RMB 42,386 million) and the weighted average number of shares of 121,071,209,646 (2018: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Profit attributable to ordinary shareholders of the Company	32,206	42,386
After tax effect of employee share option scheme of Shanghai Petrochemical	—	(0)
Profit attributable to ordinary shareholders of the Company (diluted)	32,206	42,386

(ii)	Weighted average number of shares (diluted)

	Six-month period ended 30 June
	2019	2018
	Number of shares	Number of shares
Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

8	PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas,	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions	101	745	1,377	2,223
Transferred from construction in progress	721	5,985	7,888	14,594
Reclassifications	1,248	75	(1,323)	—
Reclassification to other long-term assets	(19)	—	(126)	(145)
Disposals	(268)	—	(2,558)	(2,826)
Exchange adjustments	20	539	30	589
Balance at 30 June 2018	121,816	675,001	945,600	1,742,417
Balance at 1 January 2019	122,041	695,724	965,495	1,783,260
Additions	10	600	951	1,561
Transferred from construction in progress	2,695	10,522	12,054	25,271
Reclassifications	689	11	(700)	—
Invest into the joint ventures and associated companies	—	—	(226)	(226)
Reclassification to other long-term assets	(60)	—	(257)	(317)
Disposals	(334)	—	(1,945)	(2,279)
Exchange adjustments	7	74	13	94
Balance at 30 June 2019	125,048	706,931	975,385	1,807,364
Accumulated depreciation:
Balance at 1 January 2018	52,200	495,817	529,191	1,077,208
Depreciation for the period	2,014	21,442	23,383	46,839
Impairment losses for the period	2	—	114	116
Reclassifications	314	18	(332)	—
Reclassification to other long-term assets	(11)	—	(23)	(34)
Written back on disposals	(160)	—	(2,058)	(2,218)
Exchange adjustments	9	490	16	515
Balance at 30 June 2018	54,368	517,767	550,291	1,122,426
Balance at 1 January 2019	55,134	550,288	560,076	1,165,498
Depreciation for the period	2,025	16,927	23,660	42,612
Impairment losses for the period	—	—	—	—
Reclassifications	216	(3)	(213)	—
Invest into the joint ventures and associated companies	—	—	(207)	(207)
Reclassification to other long-term assets	(6)	—	(43)	(49)
Written back on disposals	(182)	—	(1,674)	(1,856)
Exchange adjustments	4	76	8	88
Balance at 30 June 2019	57,191	567,288	581,607	1,206,086
Net book value:
Balance at 1 January 2018	67,813	171,840	411,121	650,774
Balance at 30 June 2018	67,448	157,234	395,309	619,991
Balance at 1 January 2019	66,907	145,436	405,419	617,762
Balance at 30 June 2019	67,857	139,643	393,778	601,278

The additions to oil and gas properties of the Group for the six-month period ended 30 June 2019 included RMB 600 million (2018: RMB 745 million) of estimated dismantlement costs for site restoration.

At 30 June 2019 and 31 December 2018, the Group had no individual significant fixed assets which have been pledged.

At 30 June 2019 and 31 December 2018, the Group had no individual significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2019 and 31 December 2018, the Group had no individual significant fully depreciated fixed assets which were still in use.

9	CONSTRUCTION IN PROGRESS

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Balance at 1 January	136,963	118,645
Additions	41,285	21,637
Dry hole costs written off	(2,978)	(3,608)
Transferred to property, plant and equipment	(25,271)	(14,594)
Reclassification to other long-term assets	(1,863)	(3,115)
Impairment losses for the period	(17)	—
Disposals	(4)	(9)
Exchange adjustments	1	1
Balance at 30 June	148,116	118,957

As at 30 June 2019, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 7,155 million (2018: RMB 7,296 million). The geological and geophysical exploration costs paid during the period ended 30 June 2019 were RMB 1,257 million (2018: RMB 1,031 million).

10	RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 31 December 2018	—	—	—
Change in accounting policy	244,588	27,381	271,969
Balance at 1 January 2019	244,588	27,381	271,969
Movement	1,268	3,374	4,642
Balance at 30 June 2019	245,856	30,755	276,611
Accumulated depreciation
Balance at 31 December 2018	—	—	—
Balance at 1 January 2019	—	—	—
Movement	4,575	2,674	7,249
Balance at 30 June 2019	4,575	2,674	7,249
Impairment loss
Balance at 31 December 2018	—	—	—
Balance at 1 January 2019	—	—	—
Movement	—	—	—
Balance at 30 June 2019	—	—	—

Net book value:
Balance at 30 June 2019	241,281	28,081	269,362
Balance at 31 December 2018	—	—	—

11	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2019	2018
	RMB million	RMB million
Operating rights of service stations	34,264	34,934
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	26,566	26,513
Prepayments for construction projects to third parties	7,210	5,502
Others (i)	16,543	24,459
	84,583	91,408

 Note:

(i)	Others mainly comprise catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	52,216	48,613
Additions	515	448
Decreases	(64)	(153)
Balance at 30 June	52,667	48,908
Accumulated amortisation:
Balance at 1 January	17,282	14,345
Additions	1,138	1,064
Decreases	(17)	(28)
Balance at 30 June	18,403	15,381
Net book value at 30 June	34,264	33,527

12	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	30 June	31 December
	2019	2018
	RMB million	RMB million
Amounts due from third parties	62,653	50,108
Amounts due from Sinopec Group Company and fellow subsidiaries	4,261	3,170
Amounts due from associates and joint ventures	6,141	4,321
	73,055	57,599
Less: Impairment losses for bad and doubtful debts	(600)	(606)
Trade accounts receivable, net	72,455	56,993
Bills receivable	6,986	7,886
	79,441	64,879

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Within one year	72,114	56,431
Between one and two years	225	353
Between two and three years	88	124
Over three years	28	85
	72,455	56,993

Impairment losses for bad and doubtful debts are analysed as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Balance at 1 January	606	612
Provision for the period	35	16
Written back for the period	(33)	(37)
Written off for the period	(8)	(1)
Others	—	2
Balance at 30 June	600	592

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group's exposure to credit risk can be found in Note 20.

13	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Third parties' debts
Short-term bank loans	46,770	17,088
RMB denominated	43,547	13,201
US Dollar ("USD") denominated	3,223	3,887
Short-term other loans	40	300
RMB denominated	40	300
Current portion of long-term bank loans	11,698	12,074
RMB denominated	11,663	12,039
USD denominated	35	35
Current portion of long-term corporate bonds	9,000	—
RMB denominated	9,000	—
	20,698	12,074

	67,508	29,462
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	29,932	27,304
RMB denominated	1,565	3,061
USD denominated	27,421	22,780
Hong Kong Dollar ("HKD") denominated	931	1,441
EUR denominated	15	22
Current portion of long-term loans	4,421	4,361
RMB denominated	4,421	4,361
	34,353	31,665

	101,861	61,127

The Group's weighted average interest rates on short-term loans were 3.26% (2018: 3.37%) per annum at 30 June 2019. The above borrowings are unsecured.

13	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

	Interest rate and final maturity	30 June	31 December
		2019	2018
		RMB million	RMB million
Third parties' debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 4.66% per annum at 30 June 2019 with maturities through 2034	35,195	31,025
USD denominated	Interest rates ranging from 1.55% to 4.29% per annum at 30 June 2019 with maturities through 2031	96	109
		35,291	31,134
Corporate bonds (i)
RMB denominated	Fixed interest rates ranging from 3.70% to 4.90% per annum at 30 June 2019 with maturity through 2022	20,000	20,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 30 June 2019 with maturities through 2043	11,975	11,951
		31,975	31,951

Total third parties' long-term debts		67,266	63,085
Less: Current portion		(20,698)	(12,074)
		46,568	51,011
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 4.99% per annum at 30 June 2019 with maturities through 2034	48,187	46,877
Less: Current portion		(4,421)	(4,361)
		43,766	42,516

		90,334	93,527

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)	These corporate bonds are carried at amortised cost. At 30 June 2019, RMB 11,975 million (2018: RMB 11,951 million) (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

14	LEASE LIABILITIES

	30 June	1 January
	2019	2019
	RMB million	RMB million
Lease liabilities
Current	15,489	13,894
Non-current	182,309	184,670
	197,798	198,564

15	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	30 June	31 December
	2019	2018
	RMB million	RMB million
Amounts due to third parties	205,144	170,818
Amounts due to Sinopec Group Company and fellow subsidiaries	10,114	9,142
Amounts due to associates and joint ventures	9,759	6,381
	225,017	186,341
Bills payable	6,749	6,416
Trade accounts and bills payables measured at amortised cost	231,766	192,757

The ageing analysis of trade accounts payable is as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Within 1 month or on demand	216,429	181,035
Between 1 month and 6 months	2,197	2,154
Over 6 months	6,391	3,152
	225,017	186,341

16	SHARE CAPITAL

	30 June	31 December
	2019	2018
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2018: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2018: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares ("the Placing") with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

16	SHARE CAPITAL (Continued)

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group's capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management's strategy is to make appropriate adjustments according to the Group's operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2019, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 11.1% (2018: 11.5%) and 52.5% (2018: 46.2%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Note 13 and 17, respectively.

There were no changes in the management's approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

17	COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments
At 30 June 2019 and 31 December 2018, capital commitments of the Group are as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Authorised and contracted for (i)	96,301	141,045
Authorised but not contracted for	85,254	54,392
	181,555	195,437

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i) The investment commitments of the Group is RMB 9,184 million (2018: RMB 5,553 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

17	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses (Continued)
Estimated future annual payments are as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Within one year	123	380
Between one and two years	48	79
Between two and three years	29	33
Between three and four years	27	28
Between four and five years	28	28
Thereafter	837	852
	1,092	1,400

Contingent liabilities
At 30 June 2019 and 31 December 2018, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Joint ventures	6,174	5,033
Associates (ii)	11,492	12,168
Others	7,434	7,197
	25,100	24,398

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2019 and 31 December 2018, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

Note:

(i)	The investment commitments of the Group is RMB 9,184 million (2018: RMB 5,553 million).

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management's ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB 3,593 million in the consolidated financial statements for the six-month period ended 30 June 2019 (2018: RMB 3,008 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

18	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Sales of goods	(i)	140,187	125,146
Purchases	(ii)	92,849	107,415
Transportation and storage	(iii)	3,615	3,314
Exploration and development services	(iv)	10,453	5,430
Production related services	(v)	12,827	6,912
Ancillary and social services	(vi)	1,544	3,255
Operating lease charges for land	(vii)	—	4,027
Operating lease charges for buildings	(vii)	—	219
Other operating lease charges	(vii)	—	308
Agency commission income	(viii)	56	52
Interest income	(ix)	497	435
Interest expense	(x)	782	431
Net deposits (placed with)/withdrawn from related parties	(ix)	(8,414)	2,377
Net funds obtained from related parties	(xi)	15,260	21,476

The amounts set out in the table above in respect of the six-month periods ended 30 June 2019 and 2018 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2019 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 66,026 million (2018: RMB 63,211 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 57,863 million (2018: RMB 55,044 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 1,544 million (2018: RMB 3,255 million), lease charges for land, buildings and others paid by the Group of RMB 5,386 million, RMB 252 million and RMB 199 million (2018: RMB 4,027 million, RMB 219 million and RMB 235 million), respectively and interest expenses of RMB 782 million (2018: RMB 431 million);and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 31,250 million (2018: RMB 23,608 million), comprising RMB 30,743 million (2018: RMB 23,164 million) for sales of goods, RMB 497 million (2018: RMB 435 million) for interest income and RMB 10 million (2018: RMB 9 million) for agency commission income.

For the six-month period ended 30 June 2019, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2019 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 4,319 million.

For the six-month period ended 30 June 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 5,386 million, RMB 270 million and RMB 217 million (2018: RMB 3,446 million, RMB 306 million and RMB 309 million).

As at 30 June 2019 and 31 December 2018 there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 17. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 17.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

18	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Note: (Continued)

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)
Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges have incurred during the current period because of the adoption of the new lease standard.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited ("Sinopec Finance") and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2019 was RMB 49,471 million (2018: RMB 41,057 million).

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2019. The terms of these agreements are summarised as follows:

•
The Company has entered into a non-exclusive "Agreement for Mutual Provision of Products and Ancillary Services" ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

•
The Company has entered into a non-exclusive "Agreement for Provision of Cultural and Educational, Health Care and Community Services" with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

•
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to "Mutual Supply Agreement", "Agreement for Provision of Cultural and Educational, Health Care and Community Services", "Buildings Leasing Contract", "Intellectual Property Contract" and "Land Use Rights Leasing Contract" etc.

18	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Trade accounts receivable	10,394	7,481
Bills receivable	331	74
Prepaid expenses and other current assets	13,123	7,665
Long-term prepayments and other assets	23,819	23,482
Total	47,667	38,702
Trade accounts payable	19,873	15,523
Bills payable	1,789	2,007
Contract liabilities	4,291	3,273
Other payables	18,177	18,160
Other long-term liabilities	12,780	12,470
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	34,353	31,665
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	43,766	42,516
Lease liabilities	176,840	—
Total	311,869	125,614

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 13.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2019, and as at and for the year ended 31 December 2018, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB'000	RMB'000
Short-term employee benefits	5,353	2,718
Retirement scheme contributions	225	150
	5,578	2,868

18	RELATED PARTY TRANSACTIONS (Continued)

(c)	Contributions to defined contribution retirement plans
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2019 and 31 December 2018, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC
The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as "state-controlled entities").

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled.

19	SEGMENT REPORTING

Segment information is presented in respect of the Group's business segments. The format is based on the Group's management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group's chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group's policy.

Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

19	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group's reportable segments is as follows:

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Turnover
Exploration and production
External sales	54,495	41,145
Inter-segment sales	44,993	42,607
	99,488	83,752
Refining
External sales	69,905	69,665
Inter-segment sales	525,368	521,193
	595,273	590,858
Marketing and distribution
External sales	672,739	648,949
Inter-segment sales	1,906	2,623
	674,645	651,572
Chemicals
External sales	225,366	218,806
Inter-segment sales	27,843	30,057
	253,209	248,863
Corporate and others
External sales	444,328	290,238
Inter-segment sales	324,986	294,555
	769,314	584,793
Elimination of inter-segment sales	(925,096)	(891,035)

Turnover	1,466,833	1,268,803
Other operating revenues
Exploration and production	4,316	4,172
Refining	2,524	2,469
Marketing and distribution	17,197	16,753
Chemicals	7,279	7,405
Corporate and others	847	650
Other operating revenues	32,163	31,449

Turnover and other operating revenues	1,498,996	1,300,252

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	6,243	(412)
– Refining	19,090	38,932
– Marketing and distribution	14,709	17,186
– Chemicals	11,895	15,764
– Corporate and others	(2,555)	(4,454)
– Elimination	(244)	(5,440)
Total segment operating profit	49,138	61,576
Share of profits/(losses) from associates and joint ventures
– Exploration and production	1,736	1,087
– Refining	(509)	487
– Marketing and distribution	1,670	1,125
– Chemicals	1,873	3,137
– Corporate and others	1,105	782
Aggregate share of profits from associates and joint ventures	5,875	6,618
Investment (losses)/income
– Exploration and production	(2)	2
– Refining	25	12
– Marketing and distribution	51	11
– Chemicals	9	13
– Corporate and others	148	802
Aggregate investment income	231	840
Net finance costs	(5,163)	(263)

Profit before taxation	50,081	68,771

19	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group's reportable segments is as follows (Continued):

	At 30 June	At 31 December
	2019	2018
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	396,629	321,686
– Refining	314,328	271,356
– Marketing and distribution	404,508	317,641
– Chemicals	165,487	156,865
– Corporate and others	173,377	152,799
Total segment assets	1,454,329	1,220,347
Interest in associates and joint ventures	148,016	145,721
Financial assets at fair value through other comprehensive income	1,426	1,450
Deferred tax assets	18,526	21,694
Cash and cash equivalents, time deposits with financial institutions	163,147	167,015
Other unallocated assets	39,401	36,081
Total assets	1,824,845	1,592,308
Liabilities
Segment liabilities
– Exploration and production	176,740	94,170
– Refining	84,443	103,809
– Marketing and distribution	237,468	159,536
– Chemicals	49,173	37,413
– Corporate and others	176,381	144,216
Total segment liabilities	724,205	539,144
Short-term debts	67,508	29,462
Income tax payable	2,147	6,699
Long-term debts	46,568	51,011
Loans from Sinopec Group Company and fellow subsidiaries	78,119	74,181
Deferred tax liabilities	5,843	5,948
Other unallocated liabilities	33,239	29,328
Total liabilities	957,629	735,773

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
Capital expenditure
Exploration and production	20,064	10,762
Refining	8,779	4,610
Marketing and distribution	8,071	5,373
Chemicals	5,674	2,635
Corporate and others	290	307
	42,878	23,687
Depreciation, depletion and amortisation
Exploration and production	24,357	27,302
Refining	9,751	9,320
Marketing and distribution	10,519	8,010
Chemicals	6,907	6,398
Corporate and others	1,150	872
	52,684	51,902
Impairment losses on long-lived assets
Refining	—	116
Chemicals	17	—
	17	116

19	SEGMENT REPORTING (Continued)

(2)	Geographical information
The following tables set out information about the geographical information of the Group's external sales and the Group's non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2019	2018
	RMB million	RMB million
External sales
Mainland China	1,084,497	993,231
Singapore	192,006	159,709
Others	222,493	147,312
	1,498,996	1,300,252

	30 June	31 December
	2019	2018
	RMB million	RMB million
Non-current assets
Mainland China	1,182,028	989,668
Others	53,201	50,892
	1,235,229	1,040,560

20	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, bills receivable, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, other receivables and financial assets at fair value through other comprehensive income. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, bills payable, trade accounts payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group's risk management framework, and developing and monitoring the Group's risk management policies.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group's audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 30 June 2019, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group's customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management's expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts receivable, bills receivable, derivative financial assets, financial assets at fair value through profit or loss and other receivables, represent the Group's maximum exposure to credit risk in relation to financial assets.

20	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Credit risk (Continued)

(ii)	Impairment of financial assets

The Group's primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable and other receivables.

The Group's cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable, the Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable.

To measure the expected credit losses, trade accounts receivable has been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2019 or 1 January 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable, based on which the Group generated its payment profile is listed in Note 12.

All of the entity's other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers 'low credit risk' for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group's liquidity risk.

As at 30 June 2019, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 388,388 million (2018: RMB 387,748 million) on an unsecured basis, at a weighted average interest rate of 3.75% per annum (2018: 3.87%). As at 30 June 2019, the Group's outstanding borrowings under these facilities were RMB 24,556 million (2018: RMB 21,236 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:
	30 June 2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Lease liabilities	197,798	331,011	15,487	14,076	39,584	261,864
Short-term debts	67,508	68,974	68,974	—	—	—
Long-term debts	46,568	59,073	1,607	9,386	26,369	21,711
Loans from Sinopec Group Company and fellow subsidiaries	78,119	79,858	34,845	37,954	3,752	3,307
Derivative financial liabilities	1,986	1,986	1,986	—	—	—
Trade accounts payable	225,017	225,017	225,017	—	—	—
Bills payable	6,749	6,749	6,749	—	—	—
Other payables	94,688	94,688	94,688	—	—	—
	718,433	867,356	449,353	61,416	69,705	286,882

20	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

	31 December 2018
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	29,462	30,123	30,123	—	—	—
Long-term debts	51,011	61,809	1,889	16,938	27,190	15,792
Loans from Sinopec Group Company and fellow subsidiaries	74,181	75,207	32,127	37,977	3,741	1,362
Derivative financial liabilities	13,571	13,571	13,571	—	—	—
Trade accounts payable	186,341	186,341	186,341	—	—	—
Bills payable	6,416	6,416	6,416	—	—	—
Other payables	85,790	85,790	85,790	—	—	—
	446,772	459,257	356,257	54,915	30,931	17,154

Management believes that the Group's current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group's short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group's currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD and lease liabilities denominated in SGD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2019	2018
	Million	Million
Gross exposure arising from loans and lease liabilities
USD	1,029	668
SGD	25	—

A 5 percent strengthening/weakening of RMB against the following currencies at 30 June 2019 and 31 December 2018 would have increased/decreased net profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

	30 June	31 December
	2019	2018
	RMB million	RMB million
USD	265	172
SGD	5	—

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

20	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

(b)	Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 13.

As at 30 June 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group's net profit for the period by approximately RMB 609 million (2018: decrease/increase by approximately RMB 424 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group's debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2018.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk.

As at 30 June 2019, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 30 June 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 3,656 million (2018: RMB 7,844 million) and derivative financial liabilities of RMB 1,976 million (2018: RMB 13,568 million).

As at 30 June 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group's profit for the period by approximately RMB 1,060 million (2018: decrease/increase RMB 197 million), and increase/decrease the Group's other reserves by approximately RMB 3,601 million (2018: increase/decrease RMB 6,850 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, 'Financial Instruments: Disclosures', with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2019

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	—	—	19,413	19,413
– Equity investments (listed and at quoted market price)	126	—	—	126
Derivative financial assets:
– Derivative financial assets	2,131	1,559	—	3,690
Financial assets at fair value through other comprehensive income:
– Equity investments	103	—	1,323	1,426
	2,360	1,559	20,736	24,655
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	220	1,766	—	1,986
	220	1,766	—	1,986

20	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2018

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	—	—	25,550	25,550
– Equity investments (listed and at quoted market price)	182	—	—	182
Derivative financial assets:
– Derivative financial assets	874	7,013	—	7,887
Financial assets at fair value through other comprehensive income:
– Equity investments	127	—	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	5,500	8,071	—	13,571
	5,500	8,071	—	13,571

During the six-month period ended 30 June 2019, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group's financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group's condensed consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group's financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.69% to 4.90% (2018: 2.76% to 4.90%). The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2019 and 31 December 2018:

	30 June	31 December
	2019	2018
	RMB million	RMB million
Carrying amount	67,266	63,085
Fair value	65,013	62,656

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group's existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2019 and 31 December 2018.

21	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property's carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment of long-lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 'Impairment of Assets'. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

21	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

22	CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 16 Leases on the Group's financial statements and the new accounting policies that have been applied from 1 January 2019 is disclosed in Note 22(b) below.

The Group has adopted IFRS 16 from 1 January 2019 and applied the simplified transition approach. The comparative financial statements of 2018 have not been restated. The reclassifications and adjustments arising from adopting new lease standard are therefore recognised in the financial statements on 1 January 2019.

(a)	Adjustments on adoption of IFRS 16
On adoption of IFRS 16, the Group recognised the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate as at 1 January 2019. The lessee's incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

RMB million
Operating lease commitments disclosed as at 31 December 2018	352,794
Preset value by discounted using the lessee's incremental borrowing rate of at the date of initial application	200,867
(Less): short-term leases and low-value leases recognised on a straight-line basis as expense	(2,303)
Lease liabilities recognised as at 1 January 2019	198,564
Of which are:
Current lease liabilities	13,894
Non-current lease liabilities	184,670
198,564

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018.

The right-of-use assets recognised relate to the following types of assets:

	30 June	1 January
	2019	2019
	RMB million	RMB million
Land	241,281	244,588
Others	28,081	27,381
Total right-of-use assets	269,362	271,969

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increased by RMB 271,969 million

•	lease prepayments – decreased by RMB 64,514 million

•	prepaid expenses and other current assets – decreased by RMB 766 million

•	long-term prepayments and other assets – decreased by RMB 8,125 million

•	lease liabilities – increased by RMB 198,564 million.

22	CHANGES IN ACCOUNTING POLICIES (Continued)

(a)	Adjustments recognised on adoption of IFRS 16 (Continued)

(i)	Impact on segment reporting
Both segment assets and segment liabilities for June 2019 increased as a result of the change in accounting policy. Lease liabilities are now included in segment liabilities. The following segments were affected by the change in accounting policy:

	Segment assets	Segment liabilities
	RMB million	RMB million
Exploration and production	80,542	79,640
Refining	32,394	38,727
Marketing and distribution	120,839	63,745
Chemicals	19,526	1,239
Corporate and others	16,061	14,447
	269,362	197,798

(ii)	Practical expedients applied
On the initial application of IFRS 16, the following practical expedients permitted by the standard were adopted by the Group:

•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	account for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

(b)	IFRS 16 'Leases' - Accounting policies applied from 1 January 2019
A lease is a contract if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease. Variable payments that are a percentage of sales is not included in lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) after balance sheet date is presented in current liabilities.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost, the cost of the right-of-use assets comprise the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets on straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease term of 12 months or less, or leases for which the underlying assets are individually of low value when it is new, the Group recognises the lease payments associated with those leases as an expense on straight-line basis over the lease term or as cost of relevant assets, instead of recognising as right-of-use assets and lease liabilities.

(ii)	As lessor
The Group classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Other leases are classified as operating lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease payment which is based on a certain percentage of sales as lease income when it actually occurs.

(c)	Accounting policy applied until 31 December 2018

Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASs AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS
Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND
Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders' equity under CASs and the total equity under IFRS are analysed as follows:

	Note	30 June 2019	31 December 2018
		RMB million	RMB million
Shareholders' equity under CASs		868,312	857,659
Adjustments:
Government grants	(i)	(1,096)	(1,124)
Total equity under IFRS*		867,216	856,535

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

	Note	Six-month period ended 30 June
		2019	2018
		RMB million	RMB million
Net profit under CASs		38,956	53,281
Adjustments:
Government grants	(i)	28	47
Safety production fund	(ii)	1,089	982
Others		(132)	(125)
Profit for the period under IFRS*		39,941	54,185

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS. The interim condensed consolidated financial statements for the six-month periods ended 30 June 2019 and 30 June 2018 have not been audited by PricewaterhouseCoopers, while the consolidated financial statements for the year ended 31 December 2018 has been audited by PricewaterhouseCoopers.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspections during the normal business hours after 23 August 2019 (Friday) at the legal address of Sinopec Corp. upon the requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. or relevant laws or regulations:

1	The original interim report for the first half of 2019 signed by Mr. Dai Houliang, Chairman of the Board;

2
The original financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2019 prepared in accordance with IFRS and the CASs, signed by Mr. Dai Houliang, Chairman of the Board, Mr. Ma Yongsheng, President and Mr. Wang Dehua, Chief Financial Officer and head of accounting department;

3	The original report on review of the above financial statements signed by the auditors; and

4	Copies of disclosure documents published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Dai Houliang
Chairman

Beijing, PRC, 23 August 2019

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 26, 2019